As filed with the Securities and Exchange Commission on May 23, 2008
Registration No. 333-__________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1 REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SUNSHINE FINANCIAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Federal (State or Other Jurisdiction of Incorporation or Organization)	6035 (Primary Standard Industrial Classification Code Number)	Applied For (I.R.S. Employer Identification Number)

1400 East Park Avenue, Tallahassee, Florida  32301; (850) 488-3993

 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Louis O. Davis, Jr., President and CEO
Sunshine Savings Bank
1400 East Park Avenue, Tallahassee, Florida  32301; (850) 219-7200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Michael S. Sadow, P.C.
Dave M. Muchnikoff, P.C.
Beth A. Freedman, P.C.
Silver, Freedman & Taff, L.L.P.
3299 K Street, N.W., Suite 100
Washington, D.C. 20007
(202) 295-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  :

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, par value $.01 per shares	1,071,225 shares	$10.00	$10,712,250	$420.99(1)

(1)  Estimated solely for the purpose of calculating the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
Sunshine Financial, Inc.
Proposed Holding Company for Sunshine Savings Bank
Up to 931,500 Shares of Common Stock
(Subject to Increase up to 1,071,225 Shares)

Sunshine Financial, Inc. is offering for sale up to 931,500 shares of its common stock at $10.00 per share as part of the reorganization of Sunshine Savings Bank, Tallahassee, Florida, into the mutual holding company form of organization.  Sunshine Savings Bank will become a wholly owned subsidiary of Sunshine Financial, Inc., a federally chartered corporation to be formed in connection with the reorganization.  The shares being offered represent 45.0% of Sunshine Financial, Inc.’s common stock to be outstanding following the offering.  Sunshine Savings MHC, our federally chartered mutual holding company parent, will own the remaining 55.0% of Sunshine Financial, Inc.’s outstanding common stock following the offering.

We must sell a minimum of 688,500 shares to complete the offering, and we will terminate the offering if we do not sell the minimum number of shares.  We may sell up to 1,071,225 shares because of regulatory considerations or changes in market or economic conditions without resoliciting subscribers.  The offering is scheduled to terminate at 12:00 noon, Tallahassee, Florida time, on ________ ___, 2008.  We may extend the termination date without notice to you, until _______________, 2008, unless the Office of Thrift Supervision approves a later date, which may not be beyond _______________, 2010.

The minimum purchase is 25 shares of common stock.  Generally, the maximum purchase that an individual may make through a single deposit account is 15,000 shares and no person, alone or together with an associate or group of persons acting in concert, may purchase more than 20,000 shares.  For further information concerning the limitations on purchases of common stock, see “The Reorganization and Stock Offering–Limitations on Stock Purchases.”  Once submitted, orders are irrevocable, unless the offering is terminated or extended beyond _______, 2008.  If the offering is extended beyond _______, 2008, subscribers will have the right to modify or rescind their purchase orders.  Funds received prior to the completion of the offering will be held in an account at Sunshine Savings Bank and will bear interest at our regular savings rate, which is currently __% per annum.  If the offering is terminated, subscribers will have their funds returned promptly, with interest.

Keefe, Bruyette & Woods, Inc. will use its best efforts to assist us in selling our common stock, but is not obligated to purchase any of the common stock that is being offered for sale.  Subscribers will not pay any commissions to purchase shares of common stock in the offering.  There is currently no public market for the common stock.  Keefe, Bruyette & Woods has advised us that it intends to make a market in the common stock, but is under no obligation to do so.  We expect the common stock of Sunshine Financial, Inc. to be quoted on the OTC Bulletin Board.

This investment involves a high degree of risk, including the possible loss of principal.
See “Risk Factors” beginning on page ___.

TERMS OF THE OFFERING

	Minimum	Maximum	Maximum, as adjusted
Per Share Price	$10.00	$10.00	$10.00
Number of Shares	688,500	931,500	1,071,225
Gross Proceeds	$6,885,000	$9,315,000	$10,712,250
Estimated Offering Expenses	$785,000	$785,000	$785,000
Estimated Net Proceeds to Sunshine Financial, Inc.	$6,100,000	$8,530,000	$9,927,000
Estimated Net Proceeds Per Share	$8.86	$9.16	$9.27

See “The Reorganization and Stock Offering – Plan of Distribution and Marketing Arrangements” for a complete description of the underwriting commission paid in connection with this offering.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.  Neither the Securities and Exchange Commission, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved these securities or has determined if this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

For information on how to subscribe, call the Stock Information Center at (_____) ______-________.

_________________________________________________________________

Keefe, Bruyette & Woods
_________________________________________________________________

The date of this prospectus is ________ ____, 2008

[INSERT MAP WITH OFFICE LOCATIONS AND MARKET AREA]

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SUMMARY

    This summary highlights material information regarding the reorganization, the offering of common stock by Sunshine Financial, Inc. (“Sunshine Financial”) and the business of Sunshine Savings Bank.  This summary of material information may not contain all the information that may be important to you.  For additional information, you should read this prospectus carefully, including the consolidated financial statements and the notes to the consolidated financial statements beginning at page F-1 and the section entitled “Risk Factors” beginning on page ____.

Overview

    As part of the reorganization to the mutual holding company form of ownership, Sunshine Financial is conducting this offering of between 688,500 and 931,500 shares of common stock to raise additional capital to execute its business plan.  The shares purchased in this offering will constitute 45.0% of the outstanding shares of Sunshine Financial common stock.  The remaining 55.0% of the outstanding shares of common stock will be owned by Sunshine Savings MHC.  The offering includes a subscription offering in which certain persons, including depositors of Sunshine Savings Bank, have prioritized subscription rights.  There are limitations on how many shares a person may purchase.  The amount of capital being raised is based on an appraisal of Sunshine Financial and a decision by management to offer 45.0% of our shares of common stock to the public.  The same directors and certain officers who manage Sunshine Savings Bank will manage Sunshine Financial and Sunshine Savings MHC.

The Companies

Sunshine Financial, Inc.

    Sunshine Financial will be the mid-tier holding company for Sunshine Savings Bank when our change in structure is complete.  Sunshine Financial is not currently an operating company and has not engaged in any business to date.  Sunshine Financial will be chartered under federal law and will own 100% of the stock of Sunshine Savings Bank.  After completion of the reorganization, Sunshine Financial will direct Sunshine Savings Bank's business activities and may, in the future, acquire or organize other operating subsidiaries, including other financial institutions or other financial services companies, although it currently has no specific plans or agreements to do so.  Sunshine Financial’s executive office will be located at 1400 East Park Avenue, Tallahassee, Florida 32301 and its telephone number will be (850) 219-7200.

Sunshine Savings Bank

    Sunshine Savings Bank is a federal mutual savings bank that converted on July 1, 2007 from a state-chartered credit union known as Sunshine State Credit Union.  Sunshine State Credit Union was originally chartered in 1952 to serve employees of the State of Florida.  As of March 31, 2008, we had four full service branch offices serving the Tallahassee, Florida metropolitan area.  We also have a full service branch office located in Pembroke Pines, Florida serving Broward County, Florida.  We are changing our structure by becoming a stock savings bank.  Unless the context indicates otherwise, references to Sunshine Savings Bank prior to July 1, 2007 shall include Sunshine State Credit Union.  Our executive office is located at 1400 East Park Avenue, Tallahassee, Florida 32301 and our telephone number at this address is (850) 219-7200.

    We primarily operate in the Tallahassee metropolitan area which is ranked 136th nationally in population size according to the U.S. Census Bureau.  Our principal business consists of attracting retail deposits from the general public and investing those funds, along with borrowed funds in loans secured by first and second mortgages on one- to four-family residences, home equity loans, direct automobile, credit card, and other consumer loans.  At March 31, 2008, our loan portfolio was comprised of 76.2%

one- to four-family loans (including home equity loans and construction), 11.5% automobile loans, 5.2% credit card and 7.0% other consumer loans.

    As part of our transition to a full service retail bank from a credit union, changes were made to our management team as well as in our underwriting policies and procedures.  Management changes included appointing a new Chief Executive Officer and Chief Lending Officer in 2005.  Beginning in 2006, as part of management’s decision to reduce the risk profile of our loan portfolio, we changed our lending emphasis from higher risk and higher rate consumer automobile and unsecured loans to lower risk and lower yielding conforming mortgage loans.  We also implemented more stringent underwriting policies and procedures, which included an increased emphasis on a borrower’s ability to repay a loan and required higher credit scores than our lending policies had previously permitted.  We hold in portfolio approximately $64.8 million in loans originated after December 31, 2005, which represents 50.8% of our gross loan portfolio at March 31, 2008.

    Prior to 2006, we made a significant amount of loans to borrowers that are considered “subprime” as defined by banking regulators.  These loans are considered subprime typically because the borrowers had weakened credit histories that included payment delinquencies and possibly more severe problems such as charge-offs, judgments, and bankruptcies.  These subprime loans may also have displayed reduced repayment capacity as measured by the borrowers’ credit scores, debt-to-income ratios, or other criteria such as limited credit histories.  In exchange for the additional lender risk associated with subprime loans, we generally receive a higher interest rate on the loan, and depending on the severity of the credit history, a lower loan-to-value ratio may have been required as well, compared to that required for a borrower of a loan meeting conforming secondary market standards.  As of March 31, 2008, we held in our subprime loan portfolio approximately $18.9 million in one-to four-family mortgage loans (of which $4.8 million were adjustable rate), $4.9 million of automobile loans (of which $4.1 million were adjustable rate) and $7.6 million in other types of consumer loans (of which $4.9 million were adjustable rate).  These subprime loans represent in the aggregate approximately 24.6% of our gross loan portfolio at March 31, 2008 as compared to $51.8 million or 56.0% of our gross loan portfolio at December 31, 2005.

    Loans we originated prior to 2006 (the year in which we changed our lending focus and implemented more stringent underwriting standards) were subject to $1.4 million in charge-offs, specific loss and valuation allowances and provisions for loan losses on foreclosed assets from January 1, 2006 through March 31, 2008.  In comparison, the $80.0 million in loans we originated after December 31, 2005 (of which $9.9 million were to subprime borrowers) were subject to only $500,000 in charge-offs, specific loss and valuation allowances and provisions for loan losses on foreclosed assets during this same time period.  Of our nonperforming loans and foreclosed assets as of March 31, 2008, substantially all were originated prior to 2006, and six relate to subprime borrowers.  There can be no assurance, however, that the level of delinquencies experienced with respect to our subprime loans or loans originated after December 31, 2005 loans will not increase as this pool continues to age, particularly if the local economy weakens.

We offer a variety of deposit accounts and emphasize customer service.  Deposits are our primary source of funds for our lending and investing activities.  We are subject to comprehensive regulation and examination by the Office of Thrift Supervision ("OTS") and our deposits are insured to applicable limits by the Federal Deposit Insurance Corporation (“FDIC”).  At March 31, 2008, we had total assets of $167.4 million, deposits of $148.9 million, and equity of $17.5 million.

Sunshine Savings MHC

    Upon completion of our change in structure and the stock offering, Sunshine Savings MHC will own 55.0% of the outstanding shares of Sunshine Financial.  Persons who had membership rights in Sunshine Savings Bank as of the date of the change in structure will have these rights automatically exchanged for identical rights in Sunshine Savings MHC after the change in structure.  All depositors of

Sunshine Savings Bank will be members of Sunshine Savings MHC after the reorganization.  So long as Sunshine Savings MHC exists, it is required by the OTS regulations to own a majority of the voting stock of Sunshine Financial.  As a result, Sunshine Savings MHC, through its board of directors, will be able to exercise voting control over most matters put to a vote of shareholders of Sunshine Financial.

    Sunshine Savings MHC is not expected to engage in any business activity other than holding more than half of the shares of Sunshine Financial and investing any funds retained by it.  Sunshine Savings MHC’s executive office will be located at 1400 East Park Avenue, Tallahassee, Florida 32301 and its telephone number will be (850) 219-7200.

Our Business Operating Strategy and Goals

    Our mission is to operate and grow a profitable community-oriented financial institution serving primarily retail customers in our market areas.  After the reorganization and stock offering our strategy and goals will be:

•	Maintaining high asset quality;

•	Leveraging our capital to improve our overall efficiency and profitability;

•	Improving our earnings through product selection, pricing and lower cost of funds;

•	Growing our franchise and meeting our competition through expanding our branch locations within the Tallahassee metropolitan area;

•	Emphasizing lower cost core deposits to manage the funding costs of our loan growth;

•	Growing our loan portfolio by emphasizing the origination of one- to four-family residential mortgage, home equity and consumer loans; and

•	Controlling our operating expenses while continuing to provide excellent customer service.

    Branch expansion will play a significant role in our ability to grow loans, deposits and customer relationships.  We opened a new branch in 2007 and are planning to open up to three new branches at leased store front locations within the next 36 months if appropriate sites can be identified and obtained.  For a more detailed description of our business operating strategy and goals, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Business Operating Strategy and Goals" beginning on page ___.  For a more detailed description of our products and services, see “Business of Sunshine Savings Bank” beginning on page ___.

The Reorganization

    Reorganization into a Mutual Holding Company.  We do not have shareholders in our current mutual form of ownership.  Our depositors currently have the right to vote on certain matters such as the election of directors and a mutual holding company reorganization.  The reorganization is a series of transactions by which we will convert our corporate structure from a mutual savings bank to the mutual holding company form of ownership.  Following the reorganization, Sunshine Savings Bank will become a federal stock savings bank subsidiary of Sunshine Financial.  Sunshine Financial will be a majority-owned subsidiary of Sunshine Savings MHC.  Our members will become members of Sunshine Savings MHC, and will continue to have the same voting rights in Sunshine Savings MHC as they presently have in Sunshine Savings Bank.  As a federal stock savings bank, we will continue to be subject to the regulation and supervision of the OTS and the FDIC.

    After the reorganization, our ownership structure will be as follows:

DEPOSITORS OF SUNSHINE SAVINGS BANK WITH MEMBERSHIP RIGHTS

Public Shares
SUNSHINE SAVINGS MHC	MINORITY PUBLIC SHAREHOLDERS
55.0% of the common stock	45.0% of the common stock
SUNSHINE FINANCIAL, INC.
100% of the common stock
SUNSHINE SAVINGS BANK

Reasons for the Reorganization and the Stock Offering

    The primary reasons for the reorganization and our decision to conduct the offering are to:

•	increase our capital to support future growth and profitability while maintaining compliance with our regulatory capital requirements;

•	provide us with greater operating flexibility and allow us to better compete with other financial institutions; and

•
retain the characteristics of a mutual organization.  The mutual holding company structure will allow our mutual holding company to retain voting control over most decisions to be made by Sunshine Financial shareholders.

    The reorganization and the capital raised in the offering are expected to:

•	help us remain an independent community bank by giving us the financial strength to grow our bank and better enable us to serve our customers in our market area;

•	increase our lending limits and support our continuing emphasis on residential mortgage and consumer lending, and the development of new products and services;

•	provide additional funding to continue the growth of our branch network within the Tallahassee metropolitan area;

•	help us retain and attract qualified management through stock-based compensation plans; and

•	structure our business in a form that will enable us to access the capital markets.

Conditions to Completing the Reorganization

    We are conducting the reorganization under the terms of our plan of reorganization and stock issuance.  We cannot complete the reorganization and related offering unless (i) the plan of reorganization and stock issuance is approved by at least a majority of votes eligible to be cast by members of Sunshine Savings Bank, (ii) we sell at least the minimum number of shares offered and (iii) we receive the final approval of the OTS to complete the reorganization and offering.

Terms of the Offering

    We are offering shares of common stock in a subscription offering to those persons or entities with subscription rights listed below in the following order of priority:

(1)	Depositors who held at least $50 with us on December 31, 2006;

(2)	Sunshine Financial, Inc. Employee Stock Ownership Plan;

(3)	Depositors, other than directors and officers of Sunshine Financial and Sunshine Savings Bank, who held at least $50 with us on June 30, 2008, who do not qualify under priority (1) above; and

(4)	Depositors with us on ____________, 2008, to the extent not already included in a prior category.

    If we receive subscriptions for more shares than are to be sold in this subscription offering, shares will be allocated in order of the priorities described above under a formula outlined in the plan of reorganization and stock issuance.  If we increase the number of shares to be sold above 931,500, the employee stock ownership plan will have the first priority right to purchase any shares exceeding that amount to the extent that its subscription has not previously been filled.  Any shares remaining will be allocated in the order of priorities described above.  Shares of common stock not subscribed for in the subscription offering will be offered to the general public in a direct community offering with a preference to natural persons residing in Leon and Broward Counties, Florida and, if necessary, through a public offering.  See “The Reorganization and Stock Offering” for a description of the allocation procedure.

    We are offering between 688,500 and 931,500 shares of Sunshine Financial at $10.00 per share.  As a result of regulatory considerations or changes in market or economic conditions before we complete the offering, the offering may increase to up to 1,071,225 shares with the approval of the OTS and without any notice to you.  If we increase the offering to 1,071,225 shares, you will not have the opportunity to change or cancel your stock order.  The offering price is $10.00 per share.  All purchasers will pay the same purchase price per share.  No commission will be charged to purchasers in the offering.

    Keefe, Bruyette & Woods will assist us in selling the stock.  For further information about Keefe, Bruyette & Woods' role in the offering, see “The Reorganization and Stock Offering – Plan of Distribution and Marketing Arrangements."

Purchase Limitations

    The minimum purchase is 25 shares of common stock.  Generally, no individual, or individuals through a single account, may purchase more than $150,000 of common stock (15,000 shares).  If any of the following persons purchase shares of common stock, their purchases, when combined with your purchases, cannot exceed $200,000 (20,000 shares):

•	your spouse, or relatives of you or your spouse living in your house;

•	companies or other entities in which you have a 10% or greater equity or substantial beneficial interest or in which you serve as a senior officer or partner;

•	a trust or other estate if you have a substantial beneficial interest in the trust or estate or you are a trustee or fiduciary for the trust or other estate; or

•	other persons who may be acting together with you (including, but not limited to, persons who file jointly with you a Schedule 13G or Schedule 13D Beneficial Ownership Report with the SEC).

    Subject to OTS approval, we may increase or decrease the purchase limitations in the offering at any time.  In addition, in any direct community offering or public offering, we will first fill orders for our common stock up to a maximum of 1,000 shares.  Thereafter, we will allocate any remaining shares of common stock on an equal number of shares per order basis, until we fill all orders.  Our tax-qualified benefit plans, including our employee stock ownership plan, are authorized to purchase up to 10% of the shares sold in the offering without regard to these purchase limitations.  See “The Reorganization and Stock Offering - Limitations on Stock Purchases.”

How We Determined the Offering Range and the $10.00 Price Per Share

    The independent appraisal by Feldman Financial Advisors, Inc. dated as of April 30, 2008, established the offering range.  This appraisal was based on our financial condition and earnings and the effect of the additional capital raised in this offering.  The $10.00 price per share was determined by our board of directors and is the price most commonly used in stock offerings involving reorganizations of mutual savings institutions.  Feldman Financial Advisors will receive fees totaling $35,000 for its appraisal services, plus reasonable out-of-pocket expenses incurred in connection with the appraisal.

    Two measures that some investors use to analyze whether a stock may be a good investment are the ratio of the offering price to the issuer’s “book value” and the ratio of the offering price to the issuer’s annual net income.  Feldman Financial Advisors considered these ratios, among other factors, in preparing its appraisal.  Book value is the same as total equity and represents the difference between the issuer’s assets and liabilities.  Feldman Financial Advisors’ appraisal also incorporated an analysis of a peer group of publicly traded thrift holding companies that Feldman Financial Advisors considered to be comparable to Sunshine Financial.  This analysis included an evaluation of the average and median price-to-earnings and price-to-book value ratios indicated by the market prices of the peer companies.  Feldman Financial Advisors applied the peer group's pricing ratios, as adjusted for certain qualitative valuation factors to account for differences between Sunshine Financial and the peer group, to Sunshine Financial pro forma earnings and book value to derive the estimated pro forma market value of Sunshine Financial.

    Feldman Financial Advisors has estimated that as of April 30, 2008, the pro forma market value of Sunshine Financial ranged from a minimum of $15.3 million to a maximum of $20.7 million, with a midpoint of $18.0 million.  Based on this valuation, the decision to sell 45.0% of this value to the public and the $10.00 per share price, the number of shares of common stock being issued by Sunshine Financial to the public will range from 688,500 shares to 931,500 shares, with a midpoint of 810,000 shares.  The estimated offering range of Sunshine Financial may be increased by up to 15%, up to 1,071,225 shares.

    The following table presents a summary of selected pricing ratios for the peer group companies and for Sunshine Financial on a non-fully converted basis as of and for the twelve months ended March 31, 2008.  The peer group, which consists of 12 publicly traded mutual holding companies, includes companies that range in asset size from $102.7 million to $484.4 million and have market capitalizations ranging from $10.2 million to $128.2 million.  Compared to the average pricing ratios of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated no premium on a price-to-earnings basis and a discount of 18.2% on a price-to-book basis.  The estimated appraised value and the resulting discounts took into consideration the potential financial impact of the offering.  Care should be exercised in using this non-fully converted basis of calculating price to earnings multiple and price to book value ratio, as a number of the peer group companies sold less than 45% of their value in their offerings.  Further, a number of these companies have repurchased some of their common stock which also increases the mutual holding company’s percentage ownership and distorts a comparative calculation.

    The financial impact of the offering includes the gross proceeds of the offering, less offering expenses and the effects of the benefit plans we expect to implement.  Earnings used in the calculation of the price-to-earnings ratio are defined as our normalized tax-effected earnings for the twelve months ended March 31, 2008, which are our earnings less the one-time deferred tax benefit received upon becoming a taxable entity, plus the financial impact of the offering.  The financial impact of the offering includes the pro forma after-tax income generated from the reinvestment of the net proceeds of the offering, less the expense related to the benefit plans.

	Non-Fully Converted Price to Normalized Earnings Multiple	Non-Fully Converted Price to Book Value Ratio
Sunshine Financial
Maximum, as adjusted	N/A	91.7%
Maximum	N/A	83.7%
Midpoint	N/A	76.0%
Minimum	N/A	67.6%

Valuation of peer group companies as of April 30, 2008(1)
Averages	29.3x	102.3%
Medians	29.3x	100.6%
____________
(1)  Reflects earnings and equity as of or for the most recent 12-month period.

    The following table presents a summary of selected pricing ratios for the peer group companies and Sunshine Financial with the ratios adjusted to the hypothetical case of being fully converted.  Compared to the average fully converted pricing ratios of the peer group, our pro forma fully converted pricing ratios at the maximum of the offering range indicated no premium on a price-to-earnings basis and a discount of 15.0% on a price-to-book basis.  Feldman Financial Advisors’ calculations of the fully converted pricing multiples for the peer group companies assume the pro forma impact of selling the mutual holding company shares of each of the peer group companies at their respective trading prices as of April 30, 2008.  Feldman Financial Advisors’ calculation of our fully converted pricing ratios assumes the pro forma impact of selling 100% of the shares to be outstanding at $10.00 per share.

	Fully Converted Price to Normalized Earnings Multiple	Fully Converted Price to Book Value Ratio
Sunshine Financial
Maximum, as adjusted	N/A	63.4%
Maximum	N/A	59.4%
Midpoint	N/A	55.4%
Minimum	N/A	50.7%

Valuation of peer group companies as of April 30, 2008(1)
Averages	29.3x	69.9%
Medians	29.3x	71.1%

___________________
(1) Reflects earnings and equity as of or for the most recent 12-month period.

The independent appraisal does not indicate market value.  Do not assume or expect that our appraised value means that our common stock will trade at or above $10.00 per share after the offering.

    The following table is a summary of the information that was provided to our board of directors by Feldman Financial Advisors as part of its appraisal.  The appraisal contained information for all mutual holding company organizations conducting a minority stock offering that was completed during the period from January 1, 2006 through April 30, 2008.  Feldman Financial Advisors advised our board of directors that its appraisal was prepared in conformance with the regulatory appraisal methodology.  That methodology requires a valuation based on an analysis of the trading prices of comparable public thrift holding companies whose stock has traded for at least one year prior to the valuation date.  Feldman Financial Advisors also advised our board of directors that the aftermarket trading experience of recent transactions was considered in the appraisal as a general indicator of current market conditions, but was not relied upon as a primary valuation methodology.

    This table is not intended to indicate how our stock may perform.  Furthermore, this table presents only short-term price performance and may not be indicative of the longer-term stock price performance of these companies.  The increase in any particular company’s stock price is subject to various factors, including, but not limited to, the amount of proceeds a company raises, the company’s historical and anticipated operating results, the nature and quality of the company’s assets, the company’s market area, and the quality of management and management’s ability to deploy proceeds (such as through loans and investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases).  In addition, stock prices may be affected by general market and economic conditions, the interest rate environment, the market for financial institutions and merger or takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as other unforeseeable events not in the control of management.  Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “Risk Factors.”

Number of Transactions	Price Appreciation After One Month	Price Appreciation Through April 30, 2008

26	8.6%	1.2%

    The independent appraisal will be updated before we complete the offering.  Any changes in the appraisal would be subject to Office of Thrift Supervision approval.

    Data presented in the table reflects a small number of transactions.  While stock prices of similar institutions have, on average, increased for the limited period presented, there can be no assurance that our stock price will appreciate the same amount, if at all.  There also can be no assurance that our stock price will not trade below the initial offering price of $10.00 per share.  The substantial proceeds raised as a percentage of pro forma stockholders’ equity may have a negative effect on our stock price performance.  See “Risk Factors – Risks Related to this Offering – The market for stock in financial institutions has been unusually volatile lately and our stock price may decline when trading commences.” After this offering, our compensation expense may increase.  Our return on equity will also be low compared to other companies.  These factors could negatively impact the price of our stock.  If interest rates rise, our net interest income and the value of our assets could be reduced, negatively affecting our stock price.  See “Risk Factors – Risks Related to Our Business - Changes in interest rates could hurt our profits.”

How to Purchase Common Stock

    Note: Once we receive your order, you cannot cancel or change it without our consent.  If we intend to sell fewer than 688,500 shares or more than 1,071,225 shares, all subscribers will be notified and given the opportunity to maintain, change or cancel their orders.  If you do not respond to this notice, we will return your funds promptly with interest.

    If you want to subscribe for shares you must complete an original stock order form and drop it off at any Sunshine Savings Bank banking office or send it, together with full payment or withdrawal authorization, to Sunshine Financial.  You must sign the certification that is part of the stock order form.  We must actually receive your properly completed stock order form, together with payment for the shares at one of our branches before 12:00 noon, Tallahassee, Florida time, on ________ __, 2008.

    To ensure that we properly identify your subscription rights, you should list all of your deposit accounts as of the eligibility dates on the stock order form.  If you fail to do so, your subscription may be reduced or rejected if the offering is oversubscribed.

    You may pay for shares in any of the following ways:

•
by authorizing a withdrawal from an account at Sunshine Savings Bank including certificates of deposit, designated on the stock order form.  To use funds in an individual retirement account at Sunshine Savings Bank, you must transfer funds from your account to a self-directed individual retirement account at an unaffiliated institution or broker; or

•	by check or money order made payable to Sunshine Financial, Inc.

    We will pay interest on your subscription funds at the rate Sunshine Savings Bank pays on regular savings accounts from the date we receive your funds until the offering is completed or terminated.  All funds authorized for withdrawal from deposit accounts with Sunshine Savings Bank will earn interest at the applicable account rate until the offering is completed.  There will be no early withdrawal penalty for withdrawals from certificates of deposit at Sunshine Savings Bank used to pay for stock subscribed for in this offering.

    Funds received in the subscription offering will be maintained in an account at Sunshine Savings Bank.  For detailed ordering procedures, see “The Reorganization and Stock Offering - Procedure for Purchase of Shares in the Subscription Offering.”

    You may subscribe for shares of common stock using funds in your individual retirement account (“IRA”) at Sunshine Savings Bank or elsewhere.  However, common stock must be held in a self-directed retirement account.  Sunshine Savings Bank’s IRAs are not self-directed, so they cannot invest in the common stock.  If you wish to use some or all of the funds in your Sunshine Savings Bank IRA, the applicable funds must be transferred to a self-directed account and be reinvested by an independent trustee, such as a brokerage firm.  If you do not have such an account, you will need to establish one before placing your stock order.  An annual administrative fee may be payable to the independent trustee.  Because individual circumstances differ and processing of retirement fund orders takes additional time, we recommend that you contact the stock information center promptly, preferably at least two weeks before the end of the offering period, for assistance with purchases using your IRA or any other retirement account that you may have.  Whether you may use these funds for the purchase of shares in the stock offering may depend on timing constraints and possible limitations imposed by the institution where the funds are held.

Subscription Rights Are Not Transferable

    You cannot transfer your subscription rights, and we will act to ensure that you do not do so.  You will be required to certify that you are purchasing shares in the stock offering solely for your own account and that you have no agreement or understanding with another person involving the transfer of the shares you purchase.  We will not accept any stock orders that we believe involve any transfer of subscription rights.  If you attempt to transfer your rights, you may lose the right to purchase shares and may be subject to criminal prosecution and/or other sanctions.

    We may, in our sole discretion, reject orders received in the direct community offering and public offering either in whole or in part.  If your order is rejected in part, you cannot cancel the remainder of your order.  See “The Reorganization and Stock Offering” for more information regarding this offering.

Termination of the Offering

    The subscription offering will expire at 12:00 noon, Tallahassee, Florida time, on ________ __, 2008, unless extended.   We expect that the direct community offering and public offering, if any, would expire at the same time, although they may continue for up to 45 days after the end of the subscription offering, or longer if the OTS approves a later date.  If the offering extends beyond _______________, 2008, or if we intend to sell fewer than 688,500 shares or more than 1,071,225 shares, we will resolicit subscriptions before proceeding with the offerings.  If fewer than the minimum number of shares is subscribed for in the offering, and we do not get orders for at least the minimum number of shares by _______________, 2008, we will either:

•	promptly return any payment you made to us, with interest, or cancel any withdrawal authorization you gave us; or

•
extend the offering, if allowed, and give you notice of the extension and of your rights to maintain, cancel or change your order.  If we extend the offering beyond ______ __, 2008 and you do not respond to the notice, then we will cancel your order and return your payment, with interest, or cancel any withdrawal authorization you gave us.

How We Will Use the Proceeds Raised From the Sale of Common Stock

    We intend to use the net proceeds received from the stock offering as follows:

	Minimum	Maximum	Maximum, as adjusted
	(Dollars in thousands)
Retained by Sunshine Financial	$2,450	$3,454	$4,031
Loan to employee stock ownership plan	600	811	933
Used to buy the stock of Sunshine Savings Bank	3,050	4,265	4,963
Net proceeds from stock offering	$6,100	$8,530	$9,927

    Sunshine Financial will purchase all of the capital stock of Sunshine Savings Bank to be issued in the offering in exchange for an amount of net proceeds sufficient for Sunshine Savings Bank to maintain at least 10% tangible capital upon completion of the offering.  In no event, however, will less than 50% of the net proceeds be transferred to Sunshine Savings Bank in exchange for its shares.  The portion of the net proceeds used by Sunshine Financial to purchase the capital stock of Sunshine Savings Bank will be added to Sunshine Savings Bank's general funds for general corporate purposes.  Sunshine Savings Bank intends to initially invest the net proceeds it receives from Sunshine Financial in short term liquid investments.  Sunshine Financial will use a portion of the proceeds it retains to lend funds to the employee stock ownership plan for its purchase of shares in the offering.  The remaining net proceeds retained by Sunshine Financial initially may be used to invest in short term liquid assets, deposits in either Sunshine Savings Bank or other financial institutions, or a combination thereof.  Over time, Sunshine Savings Bank may use the portion of the proceeds it receives to fund new loans, invest in securities, open new branches and expand its business activities.  Sunshine Financial and Sunshine Savings Bank may also use the proceeds of the offering to diversify their businesses and acquire other financial service companies or their assets, although there are no specific plans to do so at this time.  See "How We Intend to Use the Proceeds of the Offering."

    Except as described above, neither Sunshine Financial nor Sunshine Savings Bank has any specific plans for the investment of the proceeds of this offering, nor have they allocated a specific portion of the proceeds to any particular use.  For a discussion of our business reasons for undertaking the reorganization, see “The Reorganization and Stock Offering – Our Reasons for the Corporate Change.”

Federal and Florida Income Tax Consequences of the Reorganization and Stock Offering

    We have received a federal income tax opinion from our special counsel, Silver, Freedman & Taff, L.L.P., to the effect that the reorganization will not result in any taxable gain to Sunshine Savings Bank, Sunshine Financial, Sunshine Savings MHC or to the holders of the deposit accounts in Sunshine Savings Bank, except that persons (including holders of deposit accounts in Sunshine Savings Bank) who receive non-transferable subscription rights to purchase shares may recognize income to the extent of the fair market value, if any, of the subscription rights received.  Silver, Freedman & Taff, L.L.P. has opined that it is more likely than not that the fair market value of the subscription rights is zero.  Sunshine Savings Bank has also received an opinion from Hacker, Johnson & Smith PA, stating that, assuming the reorganization does not result in any federal income tax liability to Sunshine Savings Bank, its deposit account holders, or Sunshine Financial, implementation of the plan of reorganization will not result in any Florida income tax liability to those entities or persons.  See "The Reorganization and Stock Offering - Tax Effects of our Corporate Change and Stock Offering."

Benefits to Management from the Offering

    We intend to establish an employee stock ownership plan which will acquire 8% of the maximum amount of shares under federal regulations that can be sold in a mutual holding company reorganization (which is 49% of total outstanding shares), or 3.92% of the shares to be outstanding after the offering.

The employee stock ownership plan will borrow the funds to purchase these shares from Sunshine Financial, which will fund the loan from net proceeds of the offering.  This loan will accrue interest at an appropriate interest rate in effect at the time the loan is funded.  The employee stock ownership plan will provide a retirement benefit to all employees eligible to participate in the plan.

    Currently, we intend to adopt, within one year after completion of the offering, an equity incentive plan that will provide for grants of stock options and restricted stock awards to directors, officers and employees.  If we adopt the equity incentive plan, some of these individuals will be awarded shares of our common stock at no cost to them.  The number of stock options and restricted stock awards granted under the equity incentive plan will not exceed 10% and 4%, respectively, of the maximum amount of shares under federal regulations that can be sold to the public in a mutual holding company reorganization (which is 49% of total outstanding shares), or 4.90% and 1.96%, respectively, of the shares to be outstanding after the offering.

    The awards of shares of our common stock through the employee stock ownership plan and the restricted stock awards will increase the voting control of management without a cash outlay for those shares.

    The equity incentive plan will comply with all applicable regulations of the OTS.  The equity incentive plan cannot be established sooner than six months after the offering is completed and is subject to the approval of shareholders.  The plan must be approved by a majority of the votes cast by Sunshine Financial’s public shareholders (which excludes the votes eligible to be cast by Sunshine Savings MHC).  The following additional OTS restrictions would apply to our equity incentive plan if it is established within one year of the closing of the offering:

•	non-employee directors in the aggregate may not receive more than 30% of each of the options and restricted stock awards authorized under the plan;

•	any one non-employee director may not receive more than 5% of each of the options and restricted stock awards authorized under the plan;

•	any officer or employee may not receive more than 25% of each of the options and restricted stock awards authorized under the plan;

•	the options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of shareholder approval of the plan; and

•	accelerated vesting is not permitted except for death, disability or upon a change in control of Sunshine Savings Bank or Sunshine Financial.

    The employee stock ownership plan and the equity incentive plan will increase our future compensation costs, thereby reducing our earnings.  Public companies are required to expense the grant-date fair value of stock options granted to officers, directors and employees.  Recognizing an expense equal to the grant-date fair value of stock options will increase our compensation costs over the vesting period of the options.  Additionally, shareholders will experience a reduction in their ownership interest if newly issued shares of common stock are used to fund stock options and stock awards.  See “Risk Factors – Risks Related to This Offering -- After this offering, our compensation expense will increase.  Our return on equity also will be low compared to other companies.  These factors could negatively impact the price of our stock” and “-- The implementation of an equity incentive plan may dilute your ownership interest” and “Management – Stock Benefit Plans.”

The following table summarizes the stock benefits that our officers, directors and employees may receive following the offering at the maximum of the offering range.  It assumes that we initially implement an equity incentive plan granting options to purchase a number of shares equal to 4.90% of the shares outstanding after the offering and awarding a number of shares of common stock equal to 1.96% of the shares outstanding after the offering.  It further assumes that, at the maximum of the offering range, a total of 931,500 shares will be sold to the public and that our tangible capital is 10% or more following the proposed stock issuance.

Number of Shares at Maximum of Offering Range	Plan	As a % of Outstanding Shares	Individuals Eligible to Receive Awards	As a % of Shares Sold in Offering	Value of Benefits Based on Maximum of Offering Range(1)
					(In Thousands)
81,144	Employee stock ownership plan	3.92%	Employees	8.71%	$811

40,572	Restricted stock awards	1.96	Directors and employees	4.36	406

101,430	Stock options	4.90	Directors and employees	10.89	1,014
226,146		10.78%		23.96%	$2,231
______________________

(1)
The actual value of the restricted stock awards will be determined based on their fair value as of the date the grants are made.  For purposes of this table, fair value is assumed to be the offering price of $10.00 per share.  The fair value of stock options has been estimated at $3.59 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; dividend yield of 0%; expected option life of 10 years; risk free interest rate of 3.45% (based on the ten-year Treasury Note rate as of March 31, 2008); and a volatility rate of 16.72% based on an index of publicly traded mutual holding company institutions.  The actual expense of the stock options will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.

    The following table presents the total value of all restricted shares to be available for award and issuance under the stock-based incentive plan, assuming the shares for the plan are purchased or issued in a range of market prices from $8.00 per share to $14.00 per share. The value of the restricted stock awards will be based on the price of Sunshine Financial’s common stock at the time those shares are granted, which, subject to shareholder approval, cannot occur until at least six months after the offering is completed.

Share Price	29,988 Shares Awarded at Minimum of Range	35,280 Shares Awarded at Midpoint of Range	40,572 Shares Awarded at Maximum of Range	46,657 Shares Awarded at Maximum of Range, As Adjusted
	(In thousands, except per share amounts)
$ 8.00	$240	$282	$325	$373
$10.00	300	353	406	467
$12.00	359	423	487	560
$14.00	420	494	568	653

    The following table presents the total estimated value of the options to be available for grant under the stock-based incentive plan, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares are $8.00 per share to $14.00 per share.  The grant-date fair value of the options granted under the equity incentive plan will be based in part on the price of

Sunshine Financial’s common stock at the time the options are granted, which, subject to shareholder approval, cannot occur until at least six months after the offering is completed.  The value also will depend on the various assumptions utilized in estimating the value using the Black-Scholes option pricing model (utilizing the assumptions noted above).

Market/ Exercise Price	Grant-Date Fair Value Per Option	74,970 Options at Minimum of Range	88,200 Options at Midpoint of Range	101,430 Options at Maximum of Range	116,644 Options at Maximum of Range, As Adjusted
	(In thousands, except per share amounts)
$ 8.00	$2.88	$216	$254	$292	$336
$10.00	3.59	269	317	364	419
$12.00	4.31	323	380	437	503
$14.00	5.03	377	444	510	587

    We have an employment agreement with our chief executive officer.  For a further discussion of benefits to management, see “Management.”

We Intend to Pay a Cash Dividend in the Future

    We currently plan to pay cash dividends in the future.  The amount and timing of any dividends, however, have not been determined yet.  Future dividends are not guaranteed and will depend on our ability to pay them.  Although future dividends are not guaranteed, based on our pro forma net income and shareholders’ equity, we believe Sunshine Financial will be capable of paying a dividend after the completion of this offering.  We will not pay or take any steps to pay a tax-free dividend that qualifies as a return on capital for at least one year following the offering.  We anticipate that Sunshine Savings MHC will waive receipt of any dividends that we may pay.  See “Our Policy Regarding Dividends.”

Market for Sunshine Financial, Inc. Common Stock

    We anticipate that the common stock of Sunshine Financial, Inc. will be quoted on the OTC Bulletin Board.  Keefe, Bruyette & Woods currently intends to become a market maker in the common stock, but it is under no obligation to do so.  We cannot assure you that other market makers will be obtained or that an active and liquid trading market for the shares of common stock will develop, or if developed, will be maintained.  After shares of the common stock begin trading, you may contact a stock broker to buy or sell shares.  Due to the unpredictability of the stock market and other factors, persons purchasing shares may not be able to sell their shares when they want to, or at a price equal to or above $10.00.

Restrictions on the Acquisition of Sunshine Financial, Inc. and Sunshine Savings Bank

    Federal regulations, as well as provisions contained in the charter, restrict the ability of any person, firm or entity to acquire Sunshine Financial, Sunshine Savings Bank, or their capital stock.  These restrictions include the requirement that a potential acquirer of common stock obtain the prior approval of the OTS before acquiring in excess of 10% of the voting stock of Sunshine Financial or Sunshine Savings Bank.  Because a majority of the shares of outstanding common stock of Sunshine Financial must be owned by Sunshine Savings MHC, any acquisition of Sunshine Financial must be approved by Sunshine Savings MHC, and Sunshine Savings MHC would not be required to pursue or approve a sale of Sunshine Financial even if such sale were favored by a majority of Sunshine Financial’s public shareholders.  Additionally, OTS regulations prohibit anyone from making an offer to acquire Sunshine Financial for a period of three years following the offering, unless prior approval is obtained from the OTS.  See “Risk Factors – Risks Related to This Offering -- The amount of stock controlled by Sunshine

Savings MHC, and provisions in our charter and bylaws limiting the rights of shareholders, will deter potential takeovers and may reduce the trading price of our stock.”

Possible Conversion of Sunshine Savings MHC to Stock Form

    In the future, Sunshine Savings MHC may convert from the mutual holding company form of organization, wherein a majority of the outstanding stock of Sunshine Financial is held by the mutual holding company, to a corporation with 100% of its shares held by public shareholders.  This type of conversion transaction is commonly known as a “second-step conversion.”  If Sunshine Financial decides to undergo a second step conversion, OTS regulations require that we obtain the approval of a majority of the total outstanding votes of Sunshine Savings MHC’s members and the approval of a majority of the votes eligible to be cast by our minority shareholders to complete the transaction.

    In a second-step conversion, members of Sunshine Savings MHC would have subscription rights to purchase common stock of the successor full stock corporation and the public shareholders of Sunshine Financial would be entitled to exchange their shares of common stock for an equal percentage of shares of the successor full stock corporation.  Sunshine Financial’s public shareholders, therefore, would own approximately the same percentage of the successor resulting entity as they owned before the second-step conversion.  This percentage may be adjusted to reflect any assets owned by Sunshine Savings MHC.  The board of directors has no current plans to undertake a second-step conversion transaction.

Proposed Stock Purchases by Directors, Executive Officers and Other Senior Officers

    Our directors, executive officers and other senior officers are expected to subscribe for 49,100 shares, which represents 7.1% of the shares that would be sold in the offering and 3.2% of the total shares to be outstanding at the minimum of the offering range.  Directors and officers will pay $10.00 per share, as will everyone else who purchases shares in the offering.

Stock Information Center

    If you have any questions regarding the offering or the reorganization, please call the Stock Information Center at (_____) _____-_______.  You may also visit our Stock Information Center, which is located at Sunshine Savings Bank’s office located at 1400 East Park Avenue, Tallahassee, Florida.  The Stock Information Center will be open weekdays during the offering, except for bank holidays, on Mondays from 12:00 p.m. to 5:00 p.m., on Tuesdays through Thursdays from 9:00 a.m. to 5:00 p.m. and on Fridays from 9:00 a.m. to 12:00 p.m., Tallahassee, Florida time.

Receiving a Prospectus and an Order Form

    To ensure that each person in the subscription and community offerings receives a prospectus at least 48 hours prior to the expiration date of ________ __, 2008 in accordance with federal law, no prospectus will be mailed any later than five days prior to ________ __, 2008 or hand-delivered any later than two days prior to ________ __, 2008.  Order forms will be distributed only when preceded or accompanied by a prospectus.

Important Risks in Owning Sunshine Financial’s Common Stock

    Before you decide to purchase stock, you should read the “Risk Factors” section immediately following this summary.

RISK FACTORS

    You should consider these risk factors, in addition to the other information in this prospectus, before deciding whether to make an investment in this stock.

Risks Related to Our Business

We have been reliant on our non-interest income for profitability in recent years and if we cannot generate and increase our income to competitive levels our stock price may be adversely affected.

    Our net income has decreased steadily in recent years. In recent years non-interest expense has exceeded net interest income and we have relied upon non-interest income and in 2007, tax benefits, to record net income. Net income was $1.4 million in 2005 and has decreased each year since to $307,000 in 2007.  Net income also decreased to a net loss of $261,000 for the three months ended March 31, 2008 from net income of $125,000 for the same 2007 period.  The primary reason for the decline in net income was decreases in our net interest income and non-interest income. Our net interest income before provision for loan losses decreased from $8.0 million in 2005 to $5.8 million in 2007 and from $1.6 million for the three months ended March 31, 2007 to $1.2 million for the same 2008 period.  In addition, non-interest income declined from $2.7 million in 2005 to $2.4 million in 2007 and from $631,000 for the three months ended March 31, 2007 to $524,000 for the same 2008 period.

    We face significant challenges that will hinder our ability to generate competitive returns. Our most significant challenge has been our low interest rate spread and margin as we shift our focus to mortgage lending. Our interest rate spread, which is the difference between the average yield earned on our interest-earning assets and the average rate paid on our interest-bearing liabilities, declined steadily from 5.47% in 2005 to 3.69% in 2007 to 2.55% during the three months ended March 31, 2008.  Similarly, our interest rate margin, which is our net interest income as a percent of average interest-earning assets, has decreased during these time periods. As a result, we have become even more reliant on our non-interest income in order to generate net income. While we have identified various strategic initiatives that we will pursue in our efforts to overcome these challenges and improve earnings, including growing our interest-earning assets by leveraging the proceeds of this offering, our strategic initiatives may not succeed in generating and increasing income. If we are unable to generate or increase income, our stock price may be adversely affected. For a description of our strategic initiatives to improve earnings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business and Operating Strategy and Goals.”

Our loan portfolio possesses increased risk due to its amount of subprime loans and unseasoned nature.

    As of March 31, 2008, we held in portfolio approximately $18.9 million in one-to four-family mortgage loans (of which $4.8 million were adjustable rate), $4.9 million of automobile loans (of which $4.1 million were adjustable rate), and $7.6 million of other types of consumer loans (of which $4.9 million were adjustable rate) which are considered “subprime” by federal banking regulators.  This amount represents 24.6% of our gross loan portfolio.  In exchange for the additional lender risk associated with these loans, these borrowers generally are required to pay a higher interest rate, and depending on the severity of the credit history, a lower loan-to-value ratio may be required than for a conforming loan borrower.  For example, our residential subprime mortgage loans have an average loan to value ratio of 70% based on the appraisal at the time of loan origination.

    Most of our subprime portfolio is well seasoned and was originated prior to 2006 (the year in which we changed our lending focus and implemented more stringent underwriting standards).  At March 31, 2008, the original aggregate principal balance of our subprime loans originated prior to 2006 was approximately $34.6 million.  At the time of loan origination, our subprime borrowers had an average Fair Isaac and Company, Incorporated, or FICO, credit score of 624.  A FICO score is a principal measure of credit quality and is one of the significant criteria we rely upon in our underwriting.  Generally, a FICO score of 660 or higher indicates the borrower has an acceptable credit reputation.  Since 2006, 87% of our loans were to borrowers with credit scores in excess of 660.

    At March 31, 2008, $1.5 million of our subprime loans was categorized as nonaccrual.  Net charge offs in our subprime loan portfolio in 2007 totaled $871,000 and $196,000 for the three months ended March 31, 2008.  Subprime loans are generally considered to have an increased risk of delinquency and foreclosure than do conforming loans, especially when adjustable rate loans adjust to a higher interest rate.  Although we have not experienced such increased delinquencies or foreclosures in the current economy, there can be no assurance that our subprime loan portfolio would not be adversely affected in the event of a further downturn in regional or national economic conditions.  In addition, there can be no assurance, that we will recover funds in an amount equal to any remaining loan balance. Consequently, we could sustain loan losses and potentially incur a higher provision for loan loss expense.

    During 2006 and 2007 and the three months ended March 31, 2008, we originated in the aggregate $42.3 million in one- to four-family real estate loans of which $38.9 million or 92.0% are included in our gross loan portfolio at March 31, 2008. As a result, a significant portion of our residential loan portfolio is relatively unseasoned and, although these loans are predominantly not to subprime borrowers, they may not have had sufficient time to perform to properly indicate the magnitude of potential losses.

If we do not achieve profitability on new branches, the new branches may hurt our earnings.

    Branch expansion will play a significant role in our ability to grow loans, deposits and customer relationships.  We opened a new branch in 2007 and are planning to open up to three new branches at leased store front locations within the next 36 months if appropriate sites can be identified and obtained.  The success of our expansion strategy, however, is contingent upon numerous factors, such as our ability to select suitable locations for branches, competition, managerial resources, our ability to hire and retain qualified personnel and the effectiveness of our marketing strategy.  The opening of new offices may not increase the volume of our loans and deposits as quickly or to the degree that we hope, and opening new offices will increase our operating expenses.  On average, de novo branches do not become profitable until three to four years after opening.  We estimate our fixed asset expenses (including furniture, fixtures and equipment and leasehold improvements) for each new office could be between approximately $150,000 and $250,000.  We currently expect to lease rather than own the additional branches.  The projected time line and the estimated dollar amounts involved in opening de novo branches could differ significantly from actual results, however.  There is no guarantee that we will successfully manage the costs and implementation risks associated with our branching strategy.

Our operating expenses are high as a percentage of our net interest income, making it more difficult to maintain profitability.

    Like many smaller financial institutions, our non-interest expense, which consists primarily of the costs associated with operating our business, represents a high percentage of the income we generate.  The cost of generating our income is measured by our efficiency ratio, which represents non-interest expense divided by the sum of our net interest income and our non-interest income.  The lower our efficiency ratio is, the more effective our ability to generate income from our operations.  For the three months ended March 31, 2008 and the years ended December 31, 2007 and 2006, our efficiency ratios were 111.3%, 92.3% and 81.3%, respectively.  Generally, this means that we spent approximately $1.11, $0.92 and $0.81 during the three months ended March 31, 2008 and the years ended December 31, 2007 and 2006 respectively, to generate $1.00 of income.  As a result of costs associated with being a public company and our proposed branch expansion, our efficiency ratio will be adversely affected.  We anticipate, however, that the net proceeds from the stock offering will increase our capital level, which will allow us to increase our interest-earning assets (such as loans and investments) and our interest income, which should benefit our efficiency ratio.

Our loan portfolio possesses increased risk due to our large percentage of consumer loans.

    Our consumer loans accounted for approximately $49.4 million or 38.7% of our total loan portfolio as of March 31, 2008, of which $14.9 million consisted of automobile loans.  Generally, we consider these types of loans to involve a higher degree of risk compared to first mortgage loans on owner-occupied, one- to four-family residential properties.  As a result of our large portfolio of consumer loans, it may become necessary to increase the level of our provision for loan losses, which could hurt our profits.  Consumer loans generally entail greater risk than do one- to four-family residential mortgage loans, particularly in the case of loans that are secured by rapidly depreciable assets, such as automobiles.  In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance.  See “Business of Sunshine Savings Bank  – Lending Activities – Consumer Lending” and “Asset Quality.”

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

    We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans.  In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions.  Management recognizes that significant growth in loan portfolios, new loan products and the refinancing of existing loans can result in portfolios comprised of unseasoned loans that may not perform in a historical or projected manner.  If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover actual losses, resulting in additions to our allowance.  Material additions to our allowance could materially decrease our net income.  Our allowance for loan losses totaled $1.5 million or 94.5% of non-performing loans at March 31, 2008, $1.4 million or 101.6% of non-performing loans at December 31, 2007, and $1.6 million or 337.6% of non-performing loans at December 31, 2006.  Our allowance for loan losses was 1.14% of gross loans receivable, at March 31, 2008.  As of March 31, 2008, we believe that the current allowance level was appropriate.

    In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize additional loan charge-offs.  Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities will have a material adverse effect on our financial condition and results of operations.

Changes in interest rates could hurt our profits.

    Our profitability, like most financial institutions, depends to a large extent upon our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowed funds.  Accordingly, our results of operations depend largely on movements in market interest rates and our ability to manage our interest-rate-sensitive assets and liabilities in response to these movements.

    Short-term market rates of interest (which we use as a guide to price our deposits) have until recently risen from historically low levels, while longer-term market rates of interest (which we use as a guide to price our longer-term loans) have not.  As a result, many financial institutions, including Sunshine Savings Bank, experienced a narrowing or “compression” of their net interest spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities.  For the three months ended March 31, 2008 and years ended December 31, 2007 and 2006, our interest rate spread was 2.55%, 3.69% and 5.20%, respectively.  If short-term interest rates rise, and if rates on our deposits reprice upwards faster than the rates on our long-term loans and investments, we would experience compression of our interest rate spread, which would have a negative effect on our profitability.

    Recently however, the U.S. Federal Reserve Board has steadily decreased its target for the federal funds rate.  Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs.  Under these circumstances, we are subject to reinvestment risk as we may have to redeploy such loan or securities proceeds into lower-yielding assets, which might also negatively impact our income.

    We principally manage interest rate risk by managing our volume and mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially harmed. Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. For further discussion of how changes in interest rates could impact us, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Risk Management—Interest Rate Risk Management.”

We operate in a highly regulated environment, and we may be adversely affected by negative examination results and changes in laws and regulations.

    We are subject to extensive regulation, supervision and examination by the OTS, our chartering authority, and by the FDIC, as insurer of our deposits.  Both Sunshine Savings MHC and Sunshine Financial will be subject to regulation and supervision by the OTS.  This regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors.  Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses.  Any change in this regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.  See “How We Are Regulated.”

Strong competition within our market area may limit our growth and profitability.

    Competition in the banking and financial services industry is intense.  In our market area, we compete with numerous commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere.  Many of our competitors have substantially greater resources and lending limits than we have, have greater name recognition and market presence that benefit them in attracting business, and offer certain services that we do not or cannot provide.  In addition, larger competitors may be able to price loans and deposits more aggressively than we do.  Our profitability depends upon our continued ability to successfully compete in our market area.  The greater resources and deposit and loan products offered by some of our competitors may limit our ability to increase our interest-earning assets.  See “Business - Competition.”

Our business is geographically concentrated in the Tallahassee, Florida area and a downturn in conditions in that market area could reduce our profits.

    Changes in economic conditions, particularly an economic slowdown in the Tallahassee metropolitan area, could hurt our business.  Our business is directly affected by local market conditions, broad trends in industry and finance, legislative and regulatory changes, and changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control.  Deterioration in economic conditions, in particular an economic slowdown within the Tallahassee metropolitan area, could result in the following consequences, any of which could hurt our business materially: loan delinquencies may increase; problem assets and foreclosures may increase; demand for our products and services may decline; and collateral for loans made by us, especially real estate, may decline in value, in turn reducing a customer’s borrowing power, and reducing the value of assets and collateral associated with our loans held for investment.

    A downturn in the Tallahassee real estate market could hurt our business, because most of our loans are secured by real estate located here.  As of March 31, 2008, almost all of our real estate loan portfolio consisted of loans secured by real estate located in the Tallahassee metropolitan area.  In recent years, there has been a modest increase in real estate values in our market area.  As a result of this concentration, if there is a significant decline in real estate values in the Tallahassee metropolitan area, the collateral for our loans will provide less security and we may experience increases in nonperforming loans.  As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans which would hurt our net income.  Additionally, a decline in real estate values could likewise adversely impact our portfolio of real estate loans and could result in a decline in the origination of such loans.

Risks Related to This Offering

The market for stock in financial institutions has been unusually volatile lately and our stock price may decline when trading commences.

    We cannot assure you that if you purchase shares in the offering you will later be able to sell them at or above the $10.00 purchase price.  Publicly traded stock, including stock of financial institutions, has recently experienced substantial market price volatility.  In recent transactions, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the price at which the shares were sold in the offering conducted by those companies.  The final aggregate purchase price of the shares of common stock in the offering will be based on an independent appraisal.  The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock.  The valuation is based on estimates and projections of a number of matters, all of which are subject to change from time to time.  After our shares begin trading, the trading price of our common stock will be determined by the marketplace and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, investor perceptions of Sunshine Financial and the outlook for the financial institutions industry in general.

There may be a limited trading market in our common stock, which would hinder your ability to sell our common stock and may lower the market price of the stock.

    Sunshine Financial has never issued stock and, therefore, there is no current trading market for the shares of common stock.  While we expect our common stock to be quoted on the OTC Bulletin Board, it is unlikely that an active and liquid trading market for our common stock will develop.  Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop or sell them at a price equal to or above the initial purchase price of $10.00 per share even if a liquid trading market develops.  This limited trading market for our common stock may reduce the market value of the common stock and make it difficult to buy or sell our shares on short notice.  The limited trading market could also result in a wider spread between the bid and ask price for the stock, meaning the highest price being offered for shares for sale at any particular time may be further from the lowest price being offered by buyers for the stock at that moment than if the stock were more actively traded (the difference between the bid and ask price being the “spread” for the stock).  This could make it more difficult to sell a large number of shares at one time and could mean the sale of a large number of shares at one time could depress the market price.  See “Market for Sunshine Financial, Inc. Common Stock.”

After this offering, our expenses will increase.  Our return on equity also will be low compared to other companies.  These factors could negatively impact the price of our stock.

    The proceeds we will receive from the sale of our common stock will increase our capital significantly.  It will take us a significant period of time to fully deploy these proceeds in our business operations.  Our compensation expenses will increase as a result of our proposed branch expansion and the costs of being a public company.  Therefore, we expect our return on equity to be below our historical level and less than many of our regional and national peers.  This low return on equity could hurt our stock price.  We cannot guarantee when or if we will achieve returns on equity that are comparable to industry peers.  For further information regarding pro forma income and expenses, see “Pro Forma Data.”

We may have potentially lower net income as a result of being subject to federal and state taxes.

    As a credit union, we were generally exempt from paying state and federal income tax.  As a savings bank, we are now subject to a federal income tax rate of approximately 34% and a state franchise tax of approximately 3.5%.  Our new federal and state law burden will negatively impact our net income and may reduce our net income from historical levels.  If we had been subject to federal and state taxes for all of 2007, our earnings would have been reduced from $307,000 to a net loss of $163,000 for 2007.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.

    As a result of the completion of this offering, we will become a public reporting company.  We expect that the obligations of being a public company, including the substantial public reporting obligations, will require significant expenditures and place additional demands on our management team.  Compliance with the Sarbanes-Oxley Act of 2002, particularly Section 404 of the Sarbanes-Oxley Act regarding required internal controls and procedures, and the related rules and regulations of the SEC will require us to assess our internal controls and procedures and evaluate our accounting systems.  In addition, we may need to hire additional internal audit, compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion.  These obligations will increase our operating expenses and could divert our management’s attention from our operations.

We have broad discretion in using the proceeds of the offering.  Our failure to effectively use these proceeds could reduce our profits.

    Sunshine Financial will use a portion of the net proceeds it retains to finance the purchase of common stock in the offering by the employee stock ownership plan.  It may use the remaining net proceeds to pay dividends to shareholders, repurchase shares of common stock, purchase securities, deposit funds in Sunshine Savings Bank or other financial institutions, acquire other financial services companies or for other general corporate purposes.  Sunshine Savings Bank may use the proceeds it receives to fund new loans, establish or acquire new branches, purchase securities, or for general corporate purposes.  In addition, we intend to expand our presence inside our primary market area through de novo branching, which may negatively affect our earnings until these branches achieve profitability.  We have not, however, identified specific amounts of proceeds for any of these purposes and we will have significant flexibility in determining the amount of net proceeds we apply to different uses and the timing of these applications.  Our failure to utilize these funds effectively could reduce our profitability.  We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long we will require to effectively deploy the proceeds.

Our ability to pay dividends is subject to certain limitations.

    Currently, we intend to pay dividends, though the amount and timing has not been determined yet.  At the lower end of the valuation range, Sunshine Financial will have limited net proceeds available for the payment of dividends without receiving dividends from Sunshine Savings Bank.  Our ability to pay dividends also is impacted by our level of earnings and the receipt of a dividend waiver from Sunshine Savings MHC.

    Sunshine Savings MHC will own more than half of the stock of Sunshine Financial.  This means that Sunshine Savings MHC will have enough votes to control the outcome on most matters submitted to a vote of shareholders.

    Sunshine Savings MHC is required by the regulations of the OTS to own more than half of the common stock of Sunshine Financial.  We expect Sunshine Savings MHC will own approximately 55% of our shares immediately after the offering.  The board of directors of Sunshine Savings MHC will have the power to direct the voting of this stock.  We cannot assure you that the votes cast by Sunshine Savings MHC will be in your personal best interests as a minority shareholder of Sunshine Financial.  For more information regarding your lack of voting control over Sunshine Financial, see “Sunshine Savings MHC” and “Restrictions on Acquisitions of Sunshine Financial, Inc. and Sunshine Savings Bank.”

The amount of stock controlled by Sunshine Savings MHC, and provisions in our charter and bylaws limiting the rights of shareholders, will deter potential takeovers and may reduce the trading price of our stock.

    In addition to the voting control position of Sunshine Savings MHC, provisions  in our charter  and  bylaws  may  make  it  difficult  and expensive  to pursue a change in control or takeover  attempt  that our board of directors  opposes.  As a result, you may not have an opportunity to participate in such a  transaction,  and the trading  price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers.  These provisions include: the election of directors to staggered three-year terms; provisions restricting the calling of special meetings of shareholders; the absence of cumulative voting by shareholders in elections of directors; advance notice requirements for shareholder nominations and new business; and the authorization of one million shares of serial preferred stock that could be issued without shareholder approval on terms or in circumstances that could deter a future takeover attempt.  See “Restrictions on Acquisition of Sunshine Financial, Inc. - Charter and Bylaws of Sunshine Financial.”

The implementation of an equity incentive plan may dilute your ownership interest.

    We intend to adopt an equity incentive plan following the offering.  This stock-based incentive plan will be funded through either open market purchases, if permitted, or from the issuance of authorized but unissued shares of our common stock.  In the event authorized but unissued shares of our common stock are used to fund stock options or awards of shares of common stock under the plan in amounts equal to 4.90% and 1.96%, respectively, of the shares to be outstanding after the offering, shareholders would experience dilution in their ownership interest of 4.7% and 1.9%, respectively, or 6.6% in the aggregate.

OTS policy on remutualization transactions could prohibit an acquisition of Sunshine Financial which may lower our stock price.

    Current OTS regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction.  The possibility of a remutualization transaction has on occasion resulted in a degree of takeover speculation for mutual holding companies which is reflected in the per share price of mutual holding companies' common stock.  However, the OTS has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority shareholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity.  Under certain circumstances, the OTS intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the OTS's concerns are not warranted in the particular case.  Should the OTS prohibit or otherwise restrict these transactions in the future, our per share stock price may be adversely affected.

FORWARD-LOOKING STATEMENTS

    When used in this prospectus and in future filings by Sunshine Financial with the SEC, in Sunshine Financial’s press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases, “anticipate,” “believes,” “expects,” “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projected,” or similar expressions are intended to identify forward-looking statements.  Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in Sunshine Financial’s market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in Sunshine Financial’s market area, changes in the position of banking regulators on the adequacy of our allowance for loan losses, and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

    Sunshine Financial wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made, and advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investing activities, and competitive and regulatory factors, could affect Sunshine Financial’s financial performance and could cause Sunshine Financial’s actual results for future periods to differ materially from those anticipated or projected.

    Sunshine Financial does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The summary information presented below under "Selected Financial Condition Data" and "Selected Operations Data" for, and as of the end of, each of the years ended December 31, 2007, 2006 and 2005 is derived from our audited consolidated financial statements.  The unaudited consolidated financial statements as of March 31, 2008 and the three months ended March 31, 2008 and 2007, included herein reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented.  The results of operations for the three months ended March 31, 2008 are not necessarily indicative of the results to be achieved for the remainder of 2008.  The following information is only a summary and you should read it in conjunction with our consolidated financial statements and notes beginning on page F-1.

	At March 31, 2008	At December 31,
		2007	2006	2005
Selected Financial Condition Data:	(In thousands)
Total assets	$167,447	$156,925	$136,562	$145,449
Loans receivable net	126,284	125,602	118,021	116,097
Securities held to maturity, at amortized cost:
U.S. government and federal agency	-	-	-	3,995
Federal Home Loan Bank stock	283	246	291	341
Deposits	148,860	137,568	118,077	127,938
Other borrowings	-	500	-	-
Equity	17,524	17,785	17,478	16,557

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2008	2007	2007	2006	2005
	(In thousands)
Selected Operations Data:
Total interest income	$2,232	$2,210	$9,019	$9,382	$9,917
Total interest expense	1,052	645	3,227	2,209	1,885
Net interest income	1,180	1,565	5,792	7,173	8,032
Provision for loan losses	225	225	898	897	1,432
Net interest income after provision for loan losses	955	1,340	4,894	6,276	6,600
Fees and service charges	470	527	2,438	2,584	2,714
Other non-interest income	54	104	9	(13)	(4)
Total non-interest income	524	631	2,447	2,571	2,710
Total non-interest expense	1,897	1,846	7,604	7,926	7,945
Income (loss) before income tax expense (benefit)	(418)	125	(263)	921	1,365
Income tax expense (benefit)(1)	(157)	-	(570)	-	-
Net earnings (loss)(1)	$(261)	$125	$307	$921	$1,365
____________________
(1)
Until its conversion to a federally chartered mutual savings bank on July 1, 2007, Sunshine Savings Bank was a credit union, generally exempt from federal income taxes.  As a result of the change in tax status on July 1, 2007, Sunshine Savings Bank recorded a deferred tax asset in the amount of $407,670, as well as a related tax benefit in the statement of earnings of $407,670.  The following table provides a reconciliation to pro forma net earnings for all periods presented, had Sunshine Savings Bank been subject to federal and state income taxes:

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(In thousands)
Historical net earnings	$(261)	$125	$307	$921	$1,365
Less: pro forma income taxes	(157)	47	(100)	347	514
Less: tax benefit	157	-	570	-	-
Pro forma net earnings	$(261)	$78	$(163)	$574	$851

	At or For the Three Months Ended March 31,		At or For the Year December 31,
	2008(3)	2007(3)	2007	2006	2005
Selected Financial Ratios and Other Data:
Performance ratios:
Return on assets (ratio of net earnings to average total assets)	(0.67)%	0.37%	0.21%	0.66%	0.92%
Return on equity (ratio of net earnings to average equity)	(5.91)	2.86	1.73	5.36	8.51
Interest-rate spread information:
Average during period	2.55	4.40	3.69	5.18	5.47
End of period	2.69	4.41	2.73	4.67	5.94
Net interest margin(1)	3.20	5.01	4.37	5.67	5.76
Noninterest income to operating revenue	19.01	22.21	21.34	21.51	21.46
Operating expense to average total assets	4.85	5.53	5.43	5.89	5.33
Average interest-earning assets to average interest-bearing liabilities	122.54	129.50	127.99	128.02	121.56
Efficiency ratio(2)	111.33	84.06	92.29	81.34	73.96

Asset quality ratios:
Nonperforming assets to total assets at end of period	1.00	0.39	1.05	0.53	0.52
Nonperforming loans to total loans	1.20	0.30	1.10	0.38	0.18
Allowance for loan losses to non- performing loans	94.47	414.36	101.64	337.61	766.67
Allowance for loan losses to loans receivable, net	1.14	1.25	1.12	1.28	1.41
Net charge-offs to average loans outstanding	0.63	0.85	0.82	0.87	1.35

Capital Ratios:
Equity to total assets at end of period	10.47	12.21	11.33	12.80	11.38
Average equity to average assets	11.31	13.12	12.68	12.73	10.75

Other data:
Number of full-service offices	5	4	5	4	4
__________________________________________
(1)	Net interest income divided by average interest-earning assets.
(2)	Total noninterest expense, excluding real estate owned and repossessed property expense, as a percentage of net interest income and total other operating income, excluding net securities transactions.
(3)	Ratios for three month periods have been anualized.

SUNSHINE FINANCIAL, INC.

    Sunshine Financial will be incorporated under federal law to hold all of the stock of Sunshine Savings Bank. Sunshine Financial has applied for OTS approval to become a savings and loan holding company and will be subject to regulation by that agency.  See “How We Are Regulated - Sunshine Financial and Sunshine Savings MHC.”  Sunshine Financial will have no significant assets other than all of the outstanding shares of common stock of Sunshine Savings Bank, the portion of the net proceeds it keeps and its loan to the Sunshine Financial employee stock ownership plan.  Sunshine Financial will have no significant liabilities.  See "How We Intend to Use the Proceeds."

    Initially, the management of Sunshine Financial and Sunshine Savings Bank will be substantially the same and Sunshine Financial will use the offices of Sunshine Savings Bank.  Sunshine Financial intends to utilize the support staff of Sunshine Savings Bank from time to time and will pay Sunshine Savings Bank for this expense.  If Sunshine Financial expands or changes its business in the future, we may hire our own employees.  Sunshine Financial intends to pay for its business activities with the proceeds it keeps from the stock sale and the money we earn from investing the proceeds, as well as from dividends from Sunshine Savings Bank.  See “Our Policy Regarding Dividends.”

    The executive offices of Sunshine Financial will be located at 1400 East Park Avenue, Tallahassee, Florida 32301, and its telephone number will be (850) 219-7200.

SUNSHINE SAVINGS BANK

    Sunshine Savings Bank is a federally chartered and insured mutual savings institution with five full service offices.  At March 31, 2008, Sunshine Savings Bank had total consolidated assets of $167.4 million, total deposits of $148.9 million and equity of $17.5 million.  For more information regarding the business and operations of Sunshine Savings Bank, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and “Business of Sunshine Savings Bank.”

    Sunshine Savings Bank is examined and regulated by the OTS, its primary federal regulator.  Sunshine Savings Bank also is regulated by the FDIC, the insurer of its deposits.  Sunshine Savings Bank is required to have certain reserves set by the Federal Reserve Board and is a member of the Federal Home Loan Bank of Atlanta, which is one of the 12 regional banks in the Federal Home Loan Bank System.

    The executive offices of Sunshine Savings Bank are located at 1400 East Park Avenue, Tallahassee, Florida 32301, and its telephone number is (850) 219-7200.

SUNSHINE SAVINGS MHC

    As part of the restructuring of Sunshine Savings Bank pursuant to the plan of reorganization and stock issuance, Sunshine Savings Bank will organize Sunshine Savings MHC as a federal mutual holding company.  Persons with membership or liquidation rights in Sunshine Savings Bank as of the date of the reorganization will continue to have these rights in Sunshine Savings MHC after the reorganization as long as they remain depositors of Sunshine Savings Bank.  Members of Sunshine Savings MHC, consisting solely of depositors of Sunshine Savings Bank, will have the authority to elect the board of directors of Sunshine Savings MHC.

    Sunshine Savings MHC’s principal assets will be the shares of common stock of Sunshine Financial received in the reorganization and $100,000 contributed by Sunshine Savings Bank as its initial capitalization.  Initially, Sunshine Savings MHC does not intend to conduct any business except to own a majority of the common stock of Sunshine Financial and invest any money it has.  Sunshine Savings MHC will be a mutual corporation chartered under federal law and regulated by the OTS.  Sunshine

Savings MHC will be subject to the limitations and restrictions imposed on savings and loan holding companies by the Home Owners' Loan Act.  See “How We are Regulated – Sunshine Financial and Sunshine Savings MHC.”

    The executive offices of Sunshine Savings MHC will be located at 1400 East Park Avenue, Tallahassee, Florida 32301, and its telephone number will be (850) 219-7200.

HOW WE INTEND TO USE THE PROCEEDS

    Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the reorganization is completed, we presently anticipate that the net proceeds from this offering will be between $6.1 million and $8.5 million and up to $9.9 million assuming an increase in the estimated value of the common stock sold in the reorganization by 15%.  See "Pro Forma Data" and "The Reorganization and Stock Offering - How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering" as to the assumptions used to arrive at such amounts.

    We intend to use the net proceeds received from the stock offering as follows:

	Minimum		Maximum		Maximum, as adjusted
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)

Retained by Sunshine Financial	$2,450	40.0%	$3,454	40.0%	$4,031	40.0%
Loan to employee stock ownership plan	600	10.0	811	10.0	933	10.0
Used to buy the stock of Sunshine Savings Bank	3,050	50.0	4,265	50.0	4,963	50.0
Net proceeds from stock offering	$6,100	100.0%	$8,530	100.0%	$9,927	100.0%

    Sunshine Financial will retain up to 50% of the net offering proceeds and will purchase all of the capital stock of Sunshine Savings Bank to be issued in the reorganization in exchange for the remaining offering proceeds, which will be an amount sufficient for Sunshine Savings Bank to maintain at least 10% tangible capital upon completion of the offering. Sunshine Financial intends to use a portion of the retained net proceeds to make a loan directly to the employee stock ownership plan to enable the employee stock ownership plan to purchase up to a number of shares equal to 3.92% of the shares outstanding after the offering.  Based upon the issuance to the employee stock ownership plan of 59,976 shares of common stock and 81,144 shares of common stock at the minimum and maximum of the estimated offering range, respectively, the loan to the employee stock ownership plan would be $600,000 and $811,000, respectively.  See "Management - Benefits -- Employee Stock Ownership Plan."  The remaining net proceeds retained by Sunshine Financial initially may be used to invest in short term liquid securities, deposits in either Sunshine Savings Bank or other financial institutions, or a combination thereof.  The net proceeds may ultimately be used to:

•	support Sunshine Savings Bank’s lending activities;

•	repay borrowings in the ordinary course of business;

•
support the future expansion of operations through the establishment of additional banking offices, loan production offices or other customer facilities or through acquisitions of other financial institutions or branch offices, although no such acquisition transactions are specifically being considered at this time; or

•	support general corporate purposes.

    Except as described above, neither Sunshine Financial nor Sunshine Savings Bank has any specific plans for the investment of the proceeds of this offering and has not allocated a specific portion of the proceeds to any particular use.  For a discussion of our business reasons for undertaking the reorganization, see “The Reorganization and Stock Offering – Our Reasons for the Corporate Change.”

    The net proceeds from the offering may also be used for other business and investment purposes, including the payment of regular or special cash dividends, possible repurchases of the common stock, or returns of capital.  Sunshine Savings MHC and Sunshine Savings Bank have committed, however, not to take any action to further the payment of any return of capital on the common stock during the one-year period subsequent to completion of the offering.  In addition, the OTS generally will not permit us to repurchase shares of common stock for one year after completion of this offering, except to cover share awards under the stock-based incentive plan approved by shareholders and tax qualified employee stock benefit plans.  Management may consider expanding or diversifying its activities, as such opportunities become available.

    Following the completion of the reorganization, to the extent permitted by the OTS, which generally prohibits repurchases for one year, and based upon then existing facts and circumstances, our board of directors may determine to repurchase shares of common stock, subject to any applicable statutory and regulatory requirements.  These facts and circumstances may include but not be limited to:

•
market and economic factors, including the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in our return on equity;

•	the avoidance of dilution to shareholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and

•	any other circumstances in which repurchases would be in the best interests of Sunshine Financial and its shareholders.

    Any stock repurchases will be subject to the determination of our board of directors that Sunshine Savings Bank will be capitalized in excess of all applicable regulatory requirements after any such repurchases.

    The net proceeds may vary because total expenses of the offering may be more or less than those estimated.  The net proceeds will also vary if the number of shares to be issued in the offering is adjusted to reflect a change in the estimated pro forma market value of Sunshine Financial.  In addition, payments for shares made through withdrawals from existing deposit accounts at Sunshine Savings Bank will not result in the receipt of new funds for investment by Sunshine Savings Bank but will result in a reduction of Sunshine Savings Bank's interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

MARKET FOR SUNSHINE FINANCIAL, INC. COMMON STOCK

    We have not previously issued common stock, so there is no established market for our common stock.  Upon completion of the offering, we anticipate that our common stock will be quoted on the OTC Bulletin Board.  In order for our stock to be quoted in the OTC Bulletin Board, we must have at least one broker-dealer who will make a market in our stock.  Keefe, Bruyette & Woods has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so.  We cannot assure you that other broker-dealers will make a market in our common stock.

    The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or the control of any market maker.  Accordingly, the number of active buyers and sellers of our common stock at any particular time may be limited.  As a result, we cannot assure you that an active and liquid trading market for our common stock will develop, or, if developed, will be maintained.  We cannot assure you that, if you purchase shares of common stock in the offering, that you will be able to sell them at a price equal to or above the $10.00 per share price.  Purchasers of common stock in this offering should have a long-term investment intent and should recognize that there will be a limited trading market in the common stock.  This may make it difficult to sell the common stock after the offering and may have an adverse impact on the price at which the common stock should be sold.

OUR POLICY REGARDING DIVIDENDS

    The board of directors of Sunshine Financial currently intends to pay cash dividends on the common stock in the future.  The amount and timing of any dividends, however, has not yet been determined.  The payment of dividends will depend upon a number of factors, including capital requirements, Sunshine Financial’s and Sunshine Savings Bank’s financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. Future dividends are not guaranteed and will depend on our ability to pay them.  We will not pay or take any steps to pay a tax-free dividend that qualifies as a return on capital for at least one year following the offering.

    If we pay dividends to our shareholders, we also will be required to pay dividends to Sunshine Savings MHC unless Sunshine Savings MHC elects to waive the receipt of dividends.  We anticipate that Sunshine Savings MHC will waive any dividends paid by us.  Any waiver of dividends will be subject to regulatory approval of the OTS.  Under applicable federal regulations, public shareholders would not be diluted for any dividends waived by Sunshine Savings MHC in the event Sunshine Savings MHC converts to stock form.  See “How We are Regulated – Limitations on Dividends and Other Capital Distributions.”

    Our future payment of dividends will depend, in large part, upon receipt of dividends from Sunshine Savings Bank.  We initially will have no source of income other than dividends from Sunshine Savings Bank, earnings from the investment of existing capital and proceeds of this offering retained by us, and interest payments on our loan to the employee stock ownership plan.  A regulation of the OTS imposes limitations on "capital distributions" by savings institutions.  See "How We Are Regulated - Limitations on Dividends and Other Capital Distributions.”

    No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods.  If Sunshine Savings MHC does not waive the receipt of any dividends we pay, the amount of dividends payable by us to public shareholders may be reduced.  Special cash dividends, stock dividends or returns of capital may be paid in addition to, or in lieu of, regular cash dividends, to the extent permitted by OTS policy and regulations.  We have no intention to initiate any action that leads to a return of capital (as distinguished from a dividend) to shareholders.

PRO FORMA DATA

    The actual net proceeds from the sale of common stock in the offering cannot be determined until the offering is completed.  However, the net proceeds in the offering are currently estimated to be between $6.1 million and $8.5 million, or up to $9.9 million at the maximum, as adjusted, in the event the offering range is increased by 15%, based on the following assumptions:

•	all shares of common stock will be sold in the subscription offering;

•
the employee stock ownership plan will purchase an amount equal to 3.92% of the shares of common stock outstanding after the offering.  The employee stock ownership plan is assumed to be funded internally with a loan from Sunshine Financial;

•	expenses of the offering, other than the fees to be paid to Keefe, Bruyette & Woods are estimated to be $660,000;

•
Keefe, Bruyette & Woods will receive a fee equal to 1.25% of the aggregate purchase price of the shares of stock sold in the offering, excluding any shares purchased by any employee benefit plans, our directors, officers or employees, or members of their immediate families (but not less than $125,000);

•
Historical earnings for the three month’s ended March 31, 2008 and year ended December 31, 2007 have been adjusted to exclude the impact of the one-time tax benefit received from becoming a taxable entity;

•
pro forma earnings have been calculated for the year ended December 31, 2007 and the three months ended March 31, 2008 assuming the stock had been sold at the beginning of the period and the net proceeds had been invested at an average yield of 3.34% and 1.55%, which approximates the yield on a one-year U.S. Treasury bill adjusted to a constant maturity on December 31, 2007 and March 31, 2008, respectively.  This approach, rather than an arithmetic average yield on interest-earning assets and the average rate paid on deposits, has been used to estimate income on net proceeds because it is believed that the yield on one-year U.S. Government securities is a more accurate estimate of the rate that would be obtained on an investment on net proceeds from the offering;

•
the pro forma after-tax yield on the net proceeds from the offering is assumed to be 2.00% for the year ended December 31, 2007 and 0.93% for the three months ended March 31, 2008 based on a combined federal and state estimated effective tax rate of 40%;

•	no withdrawals are made from Sunshine Savings Bank’s deposit accounts for the purchase of shares in the offering;

•
Sunshine Financial will grant options under the stock-based incentive plan to acquire common stock equal to 4.9% of the shares of common stock outstanding after the offering, and will grant restricted stock awards in an amount equal to 1.96% of such shares.  Sunshine Financial will acquire these option and award shares through open market purchases.  The estimated fair value of the options, estimated using an application of the Black-Scholes option pricing model, is recognized as an expense over the requisite service period of the options.  The expense recorded in the pro forma financial information assumes the retrospective method under SFAS 123R; and

•
pro forma shareholders’ equity amounts have been calculated as if the common stock had been sold in the offering on December 31, 2007 and March 31, 2008, respectively and, accordingly, no effect has been given to the assumed earnings effect of the transactions.

    The following pro forma information may not be representative of the financial effects of the offering at the date on which the offering actually occurs and should not be taken as indicative of future results of operations.

    Pro forma shareholders’ equity represents the difference between the stated amount of Sunshine Financial’s assets and liabilities computed in accordance with U.S. generally accepted accounting principles.  Shareholders’ equity does not give effect to intangible assets in the event of a liquidation.  The pro forma shareholders’ equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to shareholders in the event of liquidation.

    The following table presents historical data of Sunshine Savings Bank’s and Sunshine Financial’s pro forma data at or for the date and period indicated based on the assumptions set forth above and in the tables and should not be used as a basis for projection of the market value of the common stock following the offering.

	At or For the Three Months Ended March 31, 2008 (Based upon a price of $10.00 per share)
	688,500 shares (Minimum of Offering Range)	810,000 shares (Midpoint of Offering Range)	931,500 shares (Maximum of Offering Range)	1,071,225 shares (Maximum, as adjusted, of Offering Range)(1)
	(In thousands, except share and per share data)
Pro forma market capitalization:

Gross proceeds of public offering	$ 6,885	$8,100	$ 9,315	$ 10,712
Less: offering expenses	(785)	(785)	(785)	(785)
Estimated net investable proceeds	6,100	7,315	8,530	9,927
Less: common stock acquired by employee stock ownership plan(2)	(600)	(706)	(811)	(933)
Less: common stock acquired for restricted stock awards(3)	(300)	(353)	(406)	(467)
Estimated net proceeds, as adjusted	$ 5,200	$6,256	$ 7,313	$ 8,527

Pro forma consolidated net income for the three months ended March 31, 2008:

Historical	$ (261)	$ (261)	$ (261)	$ (261)
Less: tax benefit(4)	-	-	-	-
Historical (excluding tax benefit)	(261)	(261)	(261)	(261)
Pro forma income on net proceeds	12	15	17	20
Less: pro forma employee stock ownership plan adjustment(2)	(9)	(11)	(12)	(14)
Less: pro forma restricted stock adjustment(3)	(9)	(11)	(12)	(14)
Less: pro forma stock option adjustment(5)	(12)	(14)	(16)	(19)
Pro forma net earnings	$ (279)	$ (282)	$ (284)	$ (288)

Per share net income for the three months ended March 31, 2008:

Historical	$ (0.18)	$ (0.15)	$ (0.13)	$ (0.11)
Less: tax benefit	-	-	-	-
Historical (excluding tax benefit)	(0.18)	(0.15)	(0.13)	(0.11)
Pro forma income on net proceeds	0.01	0.01	0.01	0.01
Less: pro forma employee stock ownership plan adjustment(2)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma restricted stock adjustment(3)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma stock option adjustment(5)	(0.01)	(0.01)	(0.01)	(0.01)
Pro forma net earnings per share	$ (0.19)	$ (0.16)	$ (0.14)	$ (0.13)

Shares used for calculating pro forma earnings per share	1,471,523	1,731,204	1,990,885	2,289,517

Stock price as a multiple of annualized pro forma net earnings per share (excluding tax benefit)	N/A	N/A	N/A	N/A

Stock price as a multiple of annualized pro forma net earnings per share (including tax benefit)	N/A	N/A	N/A	N/A

(table continued on following page)                                 (Footnotes on page 36)

	At or For the Three Months Ended March 31, 2008 (Based upon a price of $10.00 per share)
	688,000 shares (Minimum of Offering Range)	810,000 shares (Midpoint of Offering Range)	931,500 shares (Maximum of Offering Range)	1,071,225 shares (Maximum, as adjusted, of Offering Range)(1)
	(In thousands, except share and per share data)
Pro forma shareholders’ equity at March 31, 2008:

Historical	$ 17,524	$ 17,524	$ 17,524	$ 17,524
Estimated net proceeds	6,100	7,315	8,530	9,927
Less: capitalization of MHC	(100)	(100)	(100)	(100)
Less: common stock acquired by employee stock ownership plan(2)	(600)	(706)	(811)	(933)
Less: common stock acquired for restricted stock awards(3)	(300)	(353)	(406)	(467)
Pro forma shareholders’ equity	$ 22,624	$ 23,680	$ 24,737	$ 25,951

Shareholders’ equity per share at March 31, 2008:

Historical	$ 11.46	$ 9.75	$ 8.47	$ 7.36
Estimated net proceeds	3.99	4.06	4.12	4.17
Less: capitalization of MHC	(0.07)	(0.06)	(0.05)	(0.04)
Less: common stock acquired by employee stock ownership plan(2)	(0.39)	(0.39)	(0.39)	(0.39)
Less: common stock acquired for restricted stock awards(3)	(0.20)	(0.20)	(0.20)	(0.20)
Pro forma shareholders’ equity per share	$ 14.79	$ 13.16	$ 11.95	$ 10.90

Shares used for pro forma shareholders’ equity per share	1,530,000	1,800,000	2,070,000	2,380,500

Stock price as a percentage of pro forma shareholders’ equity per share	67.6%	76.0%	83.7%	91.7%

(Footnotes on page 36)

	At or For the Year Ended December 31, 2007 (Based upon a price of $10.00 per share)
	688,500 shares (Minimum of Offering Range)	810,000 shares (Midpoint of Offering Range)	931,000 shares (Maximum of Offering Range)	1,071,225 shares (Maximum, as adjusted, of Offering Range)(1)
	(In thousands, except share and per share data)
Pro forma market capitalization:

Gross proceeds of public offering	$ 6,885	$ 8,100	$ 9,315	$ 10,712
Less: offering expenses	(785)	(785)	(785)	(785)
Estimated net investable proceeds	6,100	7,315	8,530	9,927
Less: common stock acquired by employee stock ownership plan(2)	(600)	(706)	(811)	(933)
Less: common stock acquired for restricted stock awards(3)	(300)	(353)	(406)	(467)
Estimated net proceeds, as adjusted	$ 5,200	$ 6,256	$ 7,313	$ 8,527

Pro forma consolidated net income for the year ended December 31, 2007:

Historical	$ 307	$ 307	$ 307	$ 307
Less: tax benefit(4)	(470)	(470)	(470)	(470)
Historical (excluding tax benefit)	(163)	(163)	(163)	(163)
Pro forma income on net proceeds	104	125	146	171
Less: pro forma employee stock ownership plan adjustment(2)	(36)	(42)	(49)	(56)
Less: pro forma restricted stock adjustment(3)	(36)	(42)	(49)	(56)
Less: pro forma stock option adjustment(5)	(51)	(60)	(69)	(79)
Pro forma net earnings	$ 182	$ (182)	$ (184)	$ (183)

Per share net income for the year ended December 31, 2007:

Historical	$ 0.21	$ 0.18	$ 0.15	$ 0.13
Less: tax benefit	(0.32)	(0.27)	(0.23)	(0.20)
Historical (excluding tax benefit)	(0.11)	(0.09)	(0.08)	(0.07)
Pro forma income on net proceeds	0.07	0.07	0.07	0.07
Less: pro forma employee stock ownership plan adjustment(2)	(0.02)	(0.02)	(0.02)	(0.02)
Less: pro forma restricted stock adjustment(3)	(0.02)	(0.02)	(0.02)	(0.02)
Less: pro forma stock option adjustment(5)	(0.04)	(0.04)	(0.04)	(0.04)
Pro forma net earnings per share	$ (0.12)	$ (0.10)	$ (0.09)	$ (0.08)

Shares used for calculating pro forma earnings per share	1,476,022	1,736,496	1,996,970	2,296,516

Stock price as a multiple of pro forma net earnings per share (excluding tax benefit)	N/A	N/A	NA	NA

Stock price as a multiple of pro forma net earnings per share (including tax benefit)	52.6	62.5	71.4	83.3

(table continued on following page)                                       (Footnotes on page 36)

	At or For the Year Ended December 31, 2007 (Based upon a price of $10.00 per share)
	688,500 shares (Minimum of Offering Range)	810,000 shares (Midpoint of Offering Range)	931,500 shares (Maximum of Offering Range)	1,071,225 shares (Maximum, as adjusted, of Offering Range)(1)
	(In thousands, except share and per share data)
Pro forma shareholders’ equity at December 31, 2007:

Historical	$ 17,785	$ 17,785	$ 17,785	$ 17,785
Estimated net proceeds	6,100	7,315	8,530	9,927
Less: capitalization of MHC	(100)	(100)	(100)	(100)
Less: common stock acquired by employee stock ownership plan(2)	(600)	(706)	(811)	(933)
Less: common stock acquired for restricted stock awards(3)	(300)	(353)	(406)	(467)
Pro forma shareholders’ equity	$ 22,885	$ 23,941	$ 24,998	$ 26,212

Shareholders’ equity per share at December 31, 2007:

Historical	$ 11.63	$ 9.89	$ 8.60	$ 7.47
Estimated net proceeds	3.99	4.06	4.12	4.17
Less: capitalization of MHC	(0.07)	(0.06)	(0.05)	(0.04)
Less: common stock acquired by employee stock ownership plan(2)	(0.39)	(0.39)	(0.39)	(0.39)
Less: common stock acquired for restricted stock awards(3)	(0.20)	(0.20)	(0.20)	(0.20)
Pro forma shareholders’ equity per share	$ 14.96	$ 13.30	$ 12.08	$ 11.01

Shares used for pro forma shareholders’ equity per share	1,530,000	1,800,000	2,070,000	2,380,500

Stock price as a percentage of pro forma shareholders’ equity per share	66.8%	75.2%	82.8%	90.8%

(Footnotes on following page)

________________

(1)
As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% as a result of regulatory considerations, or changes in market or economic conditions following the commencement of the offering.

(2)
It is assumed that the employee stock ownership plan will purchase a number of shares equal to 3.92% of the shares outstanding after the offering.  The employee stock ownership plan is assumed to be funded internally with a loan from Sunshine Financial.  Sunshine Savings Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and the interest requirement of the debt.  Sunshine Savings Bank’s total annual payments on the employee stock ownership plan debt are based upon a 10 year loan.  The pro forma adjustments assume the employee stock ownership plan shares are allocated in equal installments based on the number of loan repayment installments assumed to be paid by Sunshine Savings Bank, the fair value of the common stock remains at the subscription price and the employee stock ownership plan expense reflects an estimated combined federal and state effective tax rate of 40%.  The unallocated employee stock ownership plan shares are reflected as a reduction of shareholders’ equity.  No reinvestment rate is assumed on the proceeds contributed to fund the employee stock ownership plan.  The pro forma net income further assumes that (i) 5,998, 7,056, 8,114 and 9,332 shares were committed to be released during the year ended December 31, 2007 and 1,499, 1,764, 2,029 and 2,333 shares were committed to be released during the three months ended March 31, 2008 at the minimum, midpoint, maximum and the adjusted maximum of the offering range, respectively, and (ii) only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.

(3)
If the stock-based incentive plan is approved by Sunshine Financial’s shareholders, Sunshine Financial may purchase an aggregate number of shares of common stock equal to 1.96% of the shares outstanding after the offering (or possibly a greater number of shares if the plan is implemented more than one year after completion of the offering, although the plan, including the amount awarded under the  plan, may remain subject to supervisory restrictions), to be awarded as restricted stock to officers and directors under the stock-based incentive plan.  Shareholder approval of the stock-based incentive plan and purchases of stock for grant under the plan may not occur earlier than six months after the completion of the offering.  The shares may be issued directly by Sunshine Financial or acquired through open market purchases.  The funds to be used to purchase the shares to be awarded by the stock-based incentive plan will be provided by Sunshine Financial.  The table assumes that (i) the shares to be awarded under the stock-based incentive plan are acquired through open market purchases at $10.00 per share, (ii) 20.0% of the amount contributed for restricted stock awards is expensed during the year ended December 31, 2007 and 5% of the amount contributed for restricted stock awards is expensed during the three months ended March 31, 2008 (based on a five-year vesting period), and (iii) the stock-based incentive plan expense reflects an estimated marginal federal effective tax rate of 40%.  Assuming shareholder approval of the stock-based incentive plan and that shares of common stock (equal to 1.96% of the shares outstanding after the offering) are awarded through the use of authorized but unissued shares of common stock, shareholders would have their ownership and voting interests diluted by approximately 1.9%.

(4)
Includes a tax benefit of $407,670 established on July 1, 2007 upon Sunshine Savings Bank’s conversion to a taxable organization, as a result of temporary differences for certain items between the financial statement basis of assets and liabilities compared to their tax basis.  Had Sunshine Savings Bank been subject to federal and state income taxes for all of 2007, this amount would have been $470,000.  There was no tax benefit for the three month period ended March 31, 2008.

(5)
Gives effect to the options we expect to grant under the stock-based incentive plan, which is expected to be adopted by Sunshine Financial following the offering and presented for shareholder approval not earlier than six months after the completion of the offering.  We have assumed that options will be granted to acquire a number of shares equal to 4.90% of the shares outstanding after the offering.  In calculating the pro forma effect of the stock options, it is assumed that the exercise price of the stock options and the trading price of the stock at the date of grant were $10.00 per share, the estimated grant-date fair value pursuant to the application of the Black-Scholes option pricing model was $3.59 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight line basis over a five-year vesting period of options with a ten-year term, and an estimated marginal federal effective tax rate of 40%.  Under the above assumptions, the granting of options under the stock-based incentive plan will result in no additional shares under the treasury stock method for purposes of calculating earnings per share.  There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share.  If a portion of the shares to satisfy the exercise options under the stock-based incentive plan are obtained from the issuance of authorized but unissued shares, our net income per share and shareholders’ equity per share will decrease.  This will also have a dilutive effect of up to 4.7% on the ownership interest of persons who purchase common stock in the offering.

CAPITALIZATION

    The following table presents the historical deposits, borrowings and consolidated capitalization of Sunshine Savings Bank at March 31, 2008, and the approximate pro forma consolidated capitalization of Sunshine Financial after giving effect to the reorganization, excluding assumed earnings on the net proceeds.  The pro forma capitalization gives effect to the assumptions listed under “Pro Forma Data” based on the sale of the number of shares of common stock indicated below.

		Sunshine Financial – Pro Forma (Based upon a price of $10.00 per share)
	Sunshine Savings Bank Historical Capitalization	688,500 shares (Minimum of Offering Range)	810,000 shares (Midpoint of Offering Range)	931,500 shares (Maximum of Offering Range)	1,071,225 shares (Maximum, as adjusted, of Offering Range)
	(In thousands, except share and per share data)

Deposits(1)	$148,860	$148,860	$148,860	$148,.860	$148,860
Borrowings	-	-	-	-	-
Total deposits and borrowed funds	$148,860	$148,860	$148,860	$148,860	$148,860

Shareholders’ equity
Preferred stock, $0.01 par value, 1,000,000 shares authorized; none issued	$-	$-	$-	$-	$-
Common stock, $0.01 par value, 24,000,000 shares authorized; shares to be issued as reflected(2)	-	7	8	9	11
Additional paid-in capital(2)	-	6,093	7,307	8,521	9,916
Retained earnings	17,524	17,524	17,524	17,524	17,524
Capital contribution to MHC(3)	-	(100)	(100)	(100)	(100)
Less:
Common stock acquired by employee stock ownership plan(4)	-	(600)	(706)	(811)	(933)
Common stock to be acquired for restricted stock awards(5)	-	(300)	(353)	(406)	(467)
Total shareholders’ equity	$17,524	$22,624	$23,680	$24,737	$25,951

Pro forma shareholders’ equity to assets(1)	10.47%	13.11%	13.64%	14.16%	14.76%
________________
(1)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Such withdrawals would reduce pro forma deposits and assets by the amount of such withdrawals.
(2)
Reflects the issuance of the shares of common stock to be sold in the offering.  Assumes that a number of shares equal to 1.96% of the shares outstanding after the offering are purchased in the open market by the stock-based incentive plan, with funding from Sunshine Financial, subsequent to the offering at the purchase price of $10.00 per share.  The stock-based incentive plan is subject to shareholder approval.

(3)	Pro forma retained earnings reduced by $100,000 to fund capitalization of Sunshine Savings MHC.
(4)
Assumes that a number of shares equal to 3.92% of the shares outstanding after the offering will be acquired by the employee stock ownership plan with funds borrowed from Sunshine Financial.  The loan will be repaid principally from Sunshine Financial’s contributions to the employee stock ownership plan.  Since Sunshine Financial will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no asset or liability will be reflected on Sunshine Federal’s consolidated financial statements.  Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.

(5)
Assumes a number of shares of common stock equal to 1.96% of the shares outstanding after  the offering will be purchased by the equity incentive plan in open market purchases.  The dollar amount of common stock to be purchased is based on the $10.00 per share subscription price in the offering and represents unearned compensation.  This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the offering.  As Sunshine Financial accrues compensation expense to reflect the vesting of shares pursuant to the equity incentive plan, the credit to equity will be offset by a charge to noninterest expense.  Implementation of the equity incentive plan will require stockholder approval.  The funds to be used by the equity incentive plan to purchase the shares will be provided by Sunshine Financial.

WE EXCEED ALL REGULATORY CAPITAL REQUIREMENTS

At March 31, 2008, Sunshine Savings Bank exceeded all of its regulatory capital requirements and met or exceeded all OTS capital requirements for a “well-capitalized” institution.  The following table sets forth the regulatory capital of Sunshine Savings Bank at March 31, 2008 and the pro forma regulatory capital of Sunshine Savings Bank after giving effect to the offering, based on the assumptions underlying the pro forma capital calculations presented below.  See “How We Intend to Use the Proceeds of the Stock Offering,” “Capitalization” and “Pro Forma Data.”  The definitions of the terms used in the table are those provided in the capital regulations issued by the OTS.  For a discussion of the capital standards applicable to Sunshine Savings Bank, see “How We Are Regulated - Regulatory Capital Requirements.”

	Actual, at March 31, 2008		Minimum Offering		Midpoint Offering		Maximum Offering		Maximum, As Adjusted Offering(1)
	Amount	Percentage of Assets(2)	Amount	Percentage of Assets(2)	Amount	Percentage of Assets(2)	Amount	Percentage of Assets(2)	Amount	Percentage of Assets(2)
	(Dollars in thousands)

GAAP Capital	$17,524	10.47%	$19,574	11.55%	$20,023	11.78%	$20,472	12.01%	$20,988	12.28%

Core or Tier 1 Capital:
Actual or Pro Forma	$16,550	9.94%	$18,600	11.04%	$19,049	11.27%	$19,498	11,51%	$20,014	11.78%
Required(3)	13,320	8.00	13,484	8.00	13,520	8.00	13,556	8.00	13,597	8.00
Excess	$3,230	1.94%	$5,116	3.04%	$5,529	3.27%	$5,942	3..51%	$6,417	3.78%

Tier 1 Risk-Based Capital:
Actual or Pro Forma(4) (5)	$16,550	15.54%	$18,600	17.40%	$19,049	17.80%	$19,498	18.21%	$20,014	18.67%
Required(6)	9,990	6.00	10,113	6.00	10,140	6.00	10,167	6.00	10,198	6.00
Excess	$6,560	9.54%	$8,487	11.40%	$8,909	11.80%	$9,331	12.21%	$9,816	12.67%

Risk-Based Capital:
Actual or Pro Forma(4)(5)	$17,882	16.79%	$19,932	18.64%	$20,381	19.05%	$20,830	19.45%	$21,346	19.91%
Required(7)	8,520	8.00	8,553	8.00	8,560	8.00	8,567	8.00	8,575	8.00
Excess	$9,362	8.79%	$11,379	10.64%	$11,821	11.05%	$12,263	11.45%	$12,771	11.91%

Reconciliation of capital infused into Sunshine Savings Bank:
Net proceeds infused			$3,050		$3,658		$4,265		$4,964
Less common stock acquired by employee stock ownership plan			(600)		(706)		(811)		(933)
Pro forma increase in GAAP and regulatory capital			$2,050		$2,952		$3,454		$4,031
__________________________

(1)
As adjusted to give effect to an increase in the number of shares that could occur due to an increase in the offering range of up to 15% as a result of regulatory considerations or changes in market or general financial and economic conditions following the commencement of the offering.

(2)	Core capital levels are shown as a percentage of total adjusted assets. The risk-based capital level is shown as a percentage of risk-weighted assets.
(3)
The current OTS core capital requirement for savings banks is 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness and 4% to 5% for all other thrifts, however, as a newly converted savings bank, our required level is 8% for our first three years of operation. The core capital requirement for a well-capitalized institution is 5%.  See “How We Are Regulated - Regulatory Capital Requirements.”

(4)	Assumes net proceeds are invested in assets that carry a 20% risk-weighting.
(5)	The difference between core capital and regulatory risk-based capital is attributable to $1.5 million for the allowance for loan losses.
(6)	The Tier 1 risk-based capital requirement for a well-capitalized institution is 6% of risk-weighted assets. See “How We Are Regulated - Regulatory Capital Requirements.”
(7)	The risk-based capital requirement for a well-capitalized institution is 10% of risk-weighted assets.

THE REORGANIZATION AND STOCK OFFERING

    The board of directors of Sunshine Savings Bank and the OTS have approved the plan of reorganization and stock issuance.  OTS approval is subject to approval of the plan of reorganization and stock issuance by our members and the satisfaction of certain other conditions imposed by the OTS.  OTS approval does not constitute recommendation or endorsement of the plan.

    The following is a brief summary of material aspects of the plan of reorganization and stock issuance. The summary is qualified in its entirety by reference to the provisions of the plan of reorganization and stock issuance.  Copies of the plan of reorganization and stock issuance are available for inspection at any office of Sunshine Savings Bank and at the OTS.  The plan of reorganization and stock issuance also is filed as an exhibit to the Registration Statement of which this prospectus is a part, copies of which may be obtained from the SEC.  See "Where You Can Find Additional Information."

General

    The board of directors of Sunshine Savings Bank has adopted the plan of reorganization and stock issuance.  Under this plan, Sunshine Savings Bank will reorganize into the federal mutual holding company structure as a wholly owned subsidiary of Sunshine Financial, which in turn will be a majority-owned subsidiary of Sunshine Savings MHC.  Following receipt of all required regulatory approvals, the approval of the members of Sunshine Savings Bank entitled to vote on the plan of reorganization and stock issuance, and the satisfaction of all other conditions precedent to the reorganization, Sunshine Savings Bank will complete the reorganization.  Sunshine Savings Bank, in its stock form, will continue to conduct its business and operations from the same offices with the same personnel as Sunshine Savings Bank conducted prior to the reorganization. The reorganization will not affect the balances, interest rates or other terms of Sunshine Savings Bank's loans or deposit accounts, and the deposit accounts will continue to be insured by the FDIC.  Sunshine Savings MHC initially will be capitalized with $100,000.  When the reorganization is completed, this capital will be used for general corporate purposes.

    Pursuant to the plan of reorganization and stock issuance, we will accomplish our corporate change as follows or in any other manner that is consistent with applicable federal law and regulations and the intent of the plan:

(1)	Sunshine Savings Bank will organize an interim stock savings bank as a wholly-owned subsidiary ("Sunshine Interim One");

(2)	Sunshine Interim One will organize an interim stock savings bank as a wholly-owned subsidiary ("Sunshine Interim Two");

(3)	Sunshine Interim One will organize Sunshine Financial as a wholly-owned subsidiary;

(4)
Sunshine Savings Bank will convert to a federal stock savings bank by exchanging its charter for a federal stock savings bank charter to become Sunshine Savings Bank and Sunshine Interim One will become a federal mutual holding company by exchanging its charter for a federal mutual holding company charter to become Sunshine Savings MHC;

(5)	simultaneously with step (4), Sunshine Interim Two will merge with and into Sunshine Savings Bank, with Sunshine Savings Bank as the resulting institution;

(6)	all of the initially issued stock of Sunshine Savings Bank will be transferred to Sunshine Savings MHC in exchange for mutual membership interests in Sunshine Savings MHC;

(7)	Sunshine Savings MHC will contribute the capital stock of Sunshine Savings Bank to Sunshine Financial, and Sunshine Savings Bank will become a wholly owned subsidiary of Sunshine Financial; and

(8)
contemporaneously with the reorganization, Sunshine Financial will offer for sale in the offering shares of common stock based on the pro forma market value of Sunshine Financial and Sunshine Savings Bank.

    Sunshine Financial expects to receive the approval of the OTS to become a savings and loan holding company and to own all of the common stock of Sunshine Savings Bank.  Sunshine Financial will retain up to 50% of the net offering proceeds and will purchase all of the capital stock of Sunshine Savings Bank to be issued in the reorganization in exchange for the remaining offering proceeds, which will be an amount sufficient for Sunshine Savings Bank to maintain at least 10% tangible capital upon completion of the offering.  See “Use of Proceeds.”  The reorganization will be effected only upon completion of the sale of all of the shares of common stock to be issued pursuant to the plan of reorganization and stock issuance.

Our Reasons for the Corporate Change

    As a mutual institution, Sunshine Savings Bank has no authority to issue shares of capital stock and consequently has no access to market sources of equity capital.  Only by generating and retaining earnings from year to year is Sunshine Savings Bank able to increase its equity capital.

    As a stock corporation upon completion of the reorganization, Sunshine Savings Bank will be organized in the form used by commercial banks, most major corporations and a majority of savings institutions. The ability to raise new equity capital through the issuance and sale of Sunshine Savings Bank's or Sunshine Financial's capital stock will allow Sunshine Savings Bank the flexibility to increase its equity capital position more rapidly than by accumulating earnings.  It also will support future growth and expanded operations, including increased lending and investment activities, as business and regulatory needs require.  The ability to attract new capital also will help Sunshine Savings Bank address the needs of the communities it serves and enhance its ability to make acquisitions or expand into new businesses.  The acquisition alternatives available to Sunshine Savings Bank are quite limited as a mutual institution because of a requirement in OTS regulations that the surviving institution in a merger involving a mutual institution generally must be in mutual form.  After the reorganization, Sunshine Savings Bank will have an increased ability to merge with other mutual and stock institutions and Sunshine Financial may acquire control of other mutual or stock savings associations and retain the acquired institution as a separate subsidiary of Sunshine Financial.  Finally, Sunshine Savings Bank is expected to benefit from its directors and employees having a stock ownership in its business, since that is viewed as an effective performance incentive and a means of attracting, retaining and compensating directors and employees.  For a description of the proposed equity incentive plan, see "Management – Other Stock Benefit Plan."

    Although Sunshine Savings Bank's ability to raise capital and general business flexibility will be improved by this reorganization, these advantages will be limited by the requirement in applicable laws and regulations that a mutual holding company maintain a majority ownership interest in its savings bank holding company subsidiary.  These advantages also will be limited by Sunshine Financial’s offering of 45.0% of its to-be-outstanding common stock, which will affect Sunshine Financial’s ability to issue additional shares of common stock in the future without additional issuances of stock to Sunshine Savings MHC.

    The advantages of the reorganization also could be achieved if Sunshine Savings Bank were to reorganize into a wholly owned subsidiary of a stock holding company, known as a standard conversion, rather than as a second-tier subsidiary of a mutual holding company.  A standard conversion would free

Sunshine Savings Bank from the restrictions on its ability to raise capital which result from the requirement that its mutual holding company maintain a majority ownership interest in Sunshine Financial.

    OTS regulations require that savings institutions converting to stock form in a standard conversion sell all of their to-be-outstanding capital stock rather than a minority interest.  The amount of equity capital that would be raised in a standard conversion would be substantially more than the amount raised in a minority stock offering by a subsidiary of a mutual holding company.  A standard conversion would make it more difficult for Sunshine Savings Bank to maximize the return on its equity.  A standard conversion also would eliminate all aspects of the mutual form of organization. Completion of the reorganization does not eliminate the possibility of Sunshine Savings MHC converting from mutual to stock form in the future; however, a full conversion is not contemplated at this time.

    After considering the advantages and disadvantages of the reorganization, as well as applicable fiduciary duties and alternative transactions, including a reorganization into a wholly owned subsidiary of a stock holding company rather than as a second-tier subsidiary of a mutual holding company, the board of directors of Sunshine Savings Bank unanimously approved the reorganization as being in the best interests of Sunshine Savings Bank and equitable to its account holders.

Effects of the Corporate Change

    General.  The reorganization will have no effect on Sunshine Savings Bank's present business of accepting deposits and investing its funds in loans and other investments permitted by law.  The reorganization will not result in any change in the existing services provided to depositors and borrowers, or in existing offices, management and staff.  Sunshine Savings Bank will continue to be subject to regulation, supervision and examination by the OTS and the FDIC.

    Deposits and Loans.  Each holder of a deposit account in Sunshine Savings Bank at the time of the reorganization will continue as an account holder in Sunshine Savings Bank after the reorganization, and the reorganization will not affect the deposit balance, interest rate or other terms of these accounts.  Each account will be insured by the FDIC to the same extent as before the reorganization.  Depositors in Sunshine Savings Bank will continue to hold their existing certificates, statements and other evidence of their accounts.  The reorganization will not affect the loan terms of any borrower from Sunshine Savings Bank.  The amount, interest rate, maturity, security for and obligations under each loan will remain as they existed prior to the reorganization.  See "-- Voting Rights" and "-- Depositors Rights if We Liquidate" below for a discussion of the effects of the reorganization on the voting and liquidation rights of the depositors of Sunshine Savings Bank.

    Continuity.  During the reorganization and stock issuance process, the normal business of Sunshine Savings Bank of accepting deposits and making loans will continue without interruption.  Following completion of the reorganization and stock issuance, Sunshine Savings Bank will continue to be regulated by the OTS, and FDIC insurance of accounts will continue without interruption.  After the reorganization and stock issuance, Sunshine Savings Bank will continue to provide services for depositors and borrowers under current policies and by its present management and staff.

    The board of directors presently serving Sunshine Savings Bank will serve as the board of directors of Sunshine Savings Bank after the reorganization and stock issuance.  The initial members of the board of directors of Sunshine Financial and Sunshine Savings MHC will consist of the individuals currently serving on the board of directors of Sunshine Savings Bank.  After the reorganization, the voting shareholders of Sunshine Financial will elect approximately one-third of Sunshine Financial's directors annually, and approximately one-third of the directors of Sunshine Savings MHC will be elected annually by the members of Sunshine Savings MHC.  The members of Sunshine Savings MHC will consist of the former members of Sunshine Savings Bank who maintain deposits with Sunshine Savings Bank, and all persons who become depositors of Sunshine Savings Bank after the reorganization.  All current officers of Sunshine Savings Bank will retain their positions with Sunshine Savings Bank after the reorganization and stock issuance.

    Voting Rights.  After completion of the reorganization and stock issuance, members will have no voting rights in Sunshine Savings Bank or Sunshine Financial and, therefore, will not be able to directly elect directors of Sunshine Savings Bank or Sunshine Financial or to control their affairs.  After the reorganization and stock issuance, voting rights for Sunshine Financial will be vested exclusively in the shareholders of Sunshine Financial, which will own all of the stock of Sunshine Savings Bank.  Each holder of common stock will be entitled to vote on any matter to be considered by the shareholders of Sunshine Financial, subject to the provisions of Sunshine Financial's charter.

    As a federally chartered mutual holding company, Sunshine Savings MHC will have no authorized capital stock and no shareholders.  Sunshine Savings MHC will be controlled by its members, who are depositors of Sunshine Savings Bank.  These members may have signed proxies giving their voting rights to Sunshine Savings Bank's board of directors.  The revocable proxies that members of Sunshine Savings Bank have granted to the board of directors of Sunshine Savings Bank give the board of directors of Sunshine Savings Bank general authority to cast a member's vote on any and all matters presented to the members.  Under federal law, these proxies are deemed to cover the member's votes as members of Sunshine Savings MHC, and this authority is given to the board of directors of Sunshine Savings MHC.  The plan of reorganization also provides for the transfer of proxy rights to the board of directors of Sunshine Savings MHC.  As a result, the board of directors of Sunshine Savings MHC may be able to govern the operations of Sunshine Savings Bank and Sunshine Financial, notwithstanding objections raised by members of Sunshine Savings MHC or shareholders of Sunshine Financial, respectively, if the board of directors has been appointed proxy for a majority of the outstanding votes of members of Sunshine Savings MHC and these proxies have not been revoked.  In addition, all persons who become depositors of Sunshine Savings Bank following the reorganization will have membership rights with respect to Sunshine Savings MHC.

    Depositors' Rights If We Liquidate.  In the event of a voluntary liquidation of Sunshine Savings Bank prior to the reorganization, holders of deposit accounts in Sunshine Savings Bank would be entitled to distribution of any assets of Sunshine Savings Bank remaining after the claims of depositors and all other creditors are satisfied.  Following the reorganization, the holder of Sunshine Savings Bank's common stock, which will be Sunshine Financial, would be entitled to any assets remaining upon a liquidation, dissolution or winding up of Sunshine Savings Bank and, except through their liquidation interests in Sunshine Savings MHC, discussed below, holders of deposit accounts in Sunshine Savings Bank would not have any interest in these assets.

    In the event of a voluntary or involuntary liquidation, dissolution or winding up of Sunshine Savings MHC following completion of the reorganization, holders of deposit accounts in Sunshine Savings Bank would be entitled, pro rata to the value of their accounts, to distribution of any assets of Sunshine Savings MHC remaining after the claims of all creditors of Sunshine Savings MHC are satisfied.  Shareholders of Sunshine Financial will have no liquidation or other rights with respect to Sunshine Savings MHC solely as shareholders.

    In the event of a liquidation, dissolution or winding up of Sunshine Financial, each holder of shares of the common stock would be entitled to receive, after payment of all debts and liabilities of Sunshine Financial, a pro rata portion of all assets of Sunshine Financial available for distribution to holders of the common stock.

    There currently are no plans to liquidate Sunshine Savings Bank, Sunshine Financial or Sunshine Savings MHC in the future.

    Tax Effects of Our Corporate Change and Stock Offering.  Sunshine Savings Bank has received an opinion from its special counsel, Silver, Freedman & Taff L.L.P., Washington, D.C., as to the material federal income tax consequences of the reorganization and stock issuance to Sunshine Savings Bank, Sunshine Financial and Sunshine Savings MHC, and as to the generally applicable material federal income tax consequences of the reorganization and stock issuance to Sunshine Savings Bank's account holders and to persons who purchase common stock in the offering.

    The opinion provides that, among other things:

•
Sunshine Savings Bank's adoption of a charter in stock form, known as the bank conversion, will qualify as a tax-free reorganization under Internal Revenue Code of 1986, as amended, Section 368(a)(1)(F);

•	no gain or loss will be recognized by Sunshine Savings Bank or the stock bank in the bank conversion;

•
no gain or loss will be recognized by the depositors of Sunshine Savings Bank on the receipt of equity interests with respect to Sunshine Savings MHC in exchange for their equity interests surrendered therefore;

•	the receipt of stock by depositors for equity interests in Sunshine Savings MHC will constitute a tax-free exchange of property solely for voting "stock" pursuant to Internal Revenue Code Section 351;

•
the transfer by Sunshine Savings MHC of the stock bank's stock to Sunshine Financial will constitute a tax-free exchange of property solely for voting stock pursuant to Internal Revenue Code Section 351;

•	Sunshine Savings MHC will recognize no gain or loss upon the transfer of the stock bank stock to Sunshine Financial in exchange for common stock pursuant to Internal Revenue Code Section 351;

•	Sunshine Financial will recognize no gain or loss upon its receipt of stock bank stock from Sunshine Savings MHC in exchange for common stock;

•	Sunshine Financial will recognize no gain or loss upon the receipt of money in exchange for shares of common stock;

•
no gain or loss will be recognized by Sunshine Savings Bank's account holders upon the issuance to them of accounts in the stock bank in stock form immediately after the reorganization and stock issuance, in the same dollar amounts and on the same terms and conditions as their accounts at Sunshine Savings Bank immediately prior to the reorganization and stock issuance; and

•	it is more likely than not that no gain or loss will be recognized to account holders upon the receipt or exercise of subscription rights in the reorganization and stock issuance, as discussed below.

    If the subscription rights granted to eligible subscribers are deemed to have an ascertainable value, receipt of these rights would be taxable probably only to those eligible subscribers who exercise the subscription rights, either as a capital gain or ordinary income, in an amount equal to such value, and Sunshine Financial and Sunshine Savings Bank could recognize gain on any distribution.  Eligible subscribers are encouraged to consult with their own tax advisor as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

    The opinion of Silver, Freedman & Taff, L.L.P. is based in part upon, and subject to the continuing validity in all material respects through the date of the reorganization and stock issuance of, various representations of Sunshine Savings Bank and upon certain assumptions and qualifications, including that the reorganization and stock issuance are completed in the manner and according to the terms provided in the plan of reorganization and stock issuance.  This opinion is also based upon the Internal Revenue Code, regulations now in effect, current administrative rulings and practice and judicial authority, all of which are subject to change and any change may be made with retroactive effect.  Unlike private letter rulings received from the IRS, an opinion is not binding upon the IRS and there can be no assurance that the IRS will not take a position contrary to the positions reflected in this opinion, or that this opinion will be upheld by the courts if challenged by the IRS.

    Sunshine Savings Bank also has obtained an opinion from Hacker, Johnson & Smith, PA, that the income tax effects of the reorganization and stock issuance under Florida tax laws will be substantially the same as described above with respect to federal income tax laws.

    Sunshine Financial and Sunshine Savings Bank have received a letter from Feldman Financial Advisors, stating its belief that the subscription rights do not have any value, based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and give the recipients the right only to purchase the common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock.  Feldman Financial Advisors specializes in providing financial valuations, opinions and analyses of securities of companies engaged in the financial services industry.  Feldman Financial Advisors have provided subscription rights opinions in connection with numerous mutual-to-stock conversion offerings.

How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering

    The plan of reorganization and stock issuance requires that the purchase price of the common stock must be based on the appraised pro forma market value of Sunshine Financial and Sunshine Savings Bank, as determined on the basis of an independent valuation. Sunshine Savings Bank has retained Feldman Financial Advisors to make this valuation. For its services in making this appraisal, Feldman Financial Advisors' fees and out-of-pocket expenses are estimated to be $38,000. Sunshine Savings Bank has agreed to indemnify Feldman Financial Advisors and any employees of Feldman Financial Advisors who act for or on behalf of Feldman Financial Advisors in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement or untrue statement of a material fact or an omission to state a material fact in the information supplied by Sunshine Savings Bank to Feldman Financial Advisors, unless Feldman Financial Advisors is determined to be negligent or otherwise at fault.

    An appraisal has been made by Feldman Financial Advisors in reliance upon the information contained in this prospectus, including the financial statements.  Feldman Financial Advisors also considered the following factors, among others:

•
the present and projected operating results and financial condition of Sunshine Financial and Sunshine Savings Bank, which were prepared by Sunshine Savings Bank then adjusted by Feldman Financial Advisors to reflect the net proceeds of this offering and the economic and demographic conditions in Sunshine Savings Bank's existing market areas as prepared by Sunshine Savings Bank;

•	certain historical, financial and other information relating to Sunshine Savings Bank, which was prepared by Sunshine Savings Bank;

•	the impact of the reorganization on Sunshine Savings Bank's net worth and earnings potential as calculated by Feldman Financial Advisors; and

•	the proposed dividend policy of Sunshine Financial and Sunshine Savings Bank.

    The appraisal also incorporated an analysis of a peer group of publicly traded thrift mutual holding companies that Feldman Financial Advisors considered to be comparable to Sunshine Financial.  The peer group analysis conducted by Feldman Financial Advisors included a total of 12 publicly traded mutual holding companies.  The analysis of comparable publicly traded mutual holding companies included an evaluation of the average and median price-to-earnings and price-to-book value ratios indicated by the market prices of the peer companies.  Feldman Financial Advisors applied the peer group's pricing ratios as adjusted for certain qualitative valuation factors to account for differences between Sunshine Financial and the peer group, to Sunshine Financial's pro forma earnings and book value to derive the estimated pro forma market value of Sunshine Financial on a fully converted basis.

    In its review of the appraisal provided by Feldman Financial Advisors, the board of directors reviewed the methodologies and the appropriateness of the assumptions used by Feldman Financial Advisors in addition to the factors listed above, and the board of directors believes that these assumptions were reasonable.

    On the basis of the foregoing, Feldman Financial Advisors has advised Sunshine Financial that, in its opinion dated April 30, 2008, the estimated pro forma market value of the common stock on a fully converted basis, ranged from a minimum of $15.3 million to a maximum of $20.7 million with a midpoint of $18.0 million. The board of directors of Sunshine Financial determined that the common stock should be sold at $10.00 per share. Based on the estimated pro forma market value and the purchase price, the number of shares of common stock that Sunshine Financial will issue will range from between 1,530,000 shares and 2,070,000 shares, with a midpoint of 1,800,000 shares.  The board determined to offer 45% of these shares, or between 688,500 shares and 931,500 shares with a midpoint of 810,000 shares, the “estimated offering range,” to depositors and the public pursuant to this prospectus.  After the offering, purchasers in the offering will own 45.0% and Sunshine MHC will own 55.0% of Sunshine Financial’s outstanding shares of common stock.  The estimated offering range may be amended with the approval of the Office of Thrift Supervision or if necessitated by subsequent developments in the financial condition of Sunshine Financial or market conditions generally.  In the event the estimated market value is updated to amend the value of the Sunshine Financial on a fully converted basis below $15.3 million or above $23.8 million, which is the maximum of the estimated valuation range, as adjusted by 15%, a new appraisal will be filed with the Office of Thrift Supervision.

    Based upon current market and financial conditions and recent practices and policies of the Office of Thrift Supervision, in the event Sunshine Financial receives orders for common stock in excess of $9.3 million, the maximum of the estimated offering range, and up to $10.7 million, the maximum of the estimated offering range, as adjusted by 15%, Sunshine Financial may be required by the Office of Thrift Supervision to accept all such orders. No assurances, however, can be made that Sunshine Financial will receive orders for common stock in excess of the maximum of the estimated offering range or that, if these orders are received, that all these orders will be accepted because Sunshine Financial's final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from Feldman Financial Advisors, which reflects the increase in the valuation and the approval of the increase by the Office of Thrift Supervision. In addition, an increase in the number of shares above 931,500 shares, will first be used, if necessary, to fill the order of the employee stock ownership plan. There is no obligation or understanding on the part of management to take and/or pay for any shares in order to complete the offering.

    The following table presents a summary of selected pricing ratios for the peer group companies and for Sunshine Financial on a non-fully converted basis as of March 31, 2008.  The peer group, which consists of 12 publicly traded mutual holding companies includes companies that range in asset size from $102.7 million to $484.4 million and have market capitalizations ranging from $10.2 million to $128.2 million.  Compared to the average pricing ratios of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated no premium on a price-to-earnings basis and a discount of 15.1% on a price-to-book basis.  The estimated appraised value and the resulting discounts took into consideration the potential financial impact of the offering.  Since not all mutual holding companies retained 45% of the total shares issued, and some have repurchased shares, a distortion of the price to earnings multiples and price to book value ratios may be present.

    In determining the estimated pro forma market value, Feldman Financial Advisors concluded that Sunshine Financial’s pro forma valuation should be discounted relative to the peer group companies due to its recent earnings performance and the new issue discount applicable to newly converted, unseasoned thrift stock issues versus existing thrift stocks with actual trading histories.  The resulting pro forma valuation range for Sunshine Financial reflected a discount to the peer group on a price-to-book basis.  However, because of Sunshine Savings Bank’s lower historical earnings performance relative to the peer group comparables, the pro forma price-to-earnings ratio for Sunshine Financial is skewed upward by the computed valuation ratio effect.

    The financial impact of the offering includes the gross proceeds of the offering, less offering expenses and the effects of the benefit plans we expect to implement.  Earnings used in the calculation of the price-to-earnings ratio are defined as our normalized tax-effected earnings for the twelve months ended March 31, 2008, plus the financial impact of the offering.  The financial impact of the offering includes the pro forma after-tax income generated from the reinvestment of the net proceeds of the offering, less the expense related to the benefit plans.

	Non-Fully Converted Price to Normalized Earnings Multiple	Non-Fully Converted Price to Book Value Ratio
Sunshine Financial
Maximum, as adjusted	N/A	91.7%
Maximum	N/A	83.7%
Midpoint	N/A	76.0%
Minimum	N/A	67.6%

Valuation of peer group companies as of April 30, 2008(1)
Averages	29.3x	102.3%
Medians	29.3x	100.6%
__________________
(1) Reflects earnings and equity as of or for the most recent 12-month period.

    The following table presents a summary of selected pricing ratios for the peer group companies and Sunshine Financial with the ratios adjusted to the hypothetical case of being fully converted.  Compared to the average fully converted pricing ratios of the peer group, our pro forma fully converted pricing ratios at the maximum of the offering range indicated no premium on a price-to-earnings basis and a discount of 15.0% on a price-to-book basis.  Feldman Financial Advisors’ calculations of the fully converted pricing multiples for the peer group companies assume the pro forma impact of selling the mutual holding company shares of each of the peer group companies at their respective trading prices as of April 30, 2008.  Feldman Financial Advisors’ calculation of our fully converted pricing ratios assumes the pro forma impact of selling 100% of the shares to be outstanding at $10.00 per share.

	Fully Converted Price to Normalized Earnings Multiple	Fully Converted Price to Book Value Ratio
Sunshine Financial
Maximum, as adjusted	N/A	63.4%
Maximum	N/A	59.4%
Midpoint	N/A	55.4%
Minimum	N/A	50.7%

Valuation of peer group companies as of April 30, 2008(1)
Averages	29.3x	69.9%
Medians	29.3x	71.1%
__________________
(1) Reflects earnings and equity as of or for the most recent 12-month period.

    The following table was provided to our board of directors by Feldman Financial Advisors as part of its appraisal.  It presents information for all mutual holding company organizations conducting a minority stock offering that were completed during the period from January 1, 2006 through April 30, 2008.  The table presents the average percentage stock price appreciation from the initial trading date to the dates presented in the table.  Feldman Financial Advisors advised our board of directors that its appraisal was prepared in conformance with the regulatory appraisal methodology.  That methodology requires a valuation based on an analysis of the trading prices of comparable public thrift holding companies whose stock has traded for at least one year prior to the valuation date.  Feldman Financial Advisors also advised our board of directors that the aftermarket trading experience of recent transactions was considered in the appraisal as a general indicator of current market conditions, but was not relied upon as a primary valuation methodology.

    This table is not intended to indicate how our stock may perform.  Furthermore, this table presents only short-term price performance and may not be indicative of the longer-term stock price performance of these companies.  The increase in any particular company’s stock price is subject to various factors, including, but not limited to, the amount of proceeds a company raises, the company’s historical and anticipated operating results, the nature and quality of the company’s assets, the company’s market area, and the quality of management and management’s ability to deploy proceeds (such as through loans and investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases).  In addition, stock prices may be affected by general market and economic conditions, the interest rate environment, the market for financial institutions and merger or takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as other unforeseeable events not in the control of management.  Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “Risk Factors.”

					Price
		Price Appreciation After			Appreciation
					Through
		One	One	One	April 30,
	IPO	Day	Week	Month	2008
Issuer (Market)	Date	(%)	(%)	(%)	(%)

William Penn Bancorp, Inc. (OTCBB)	04/16/08	17.5	25.0	N/A	35.0
Meridian Interstate Bancorp, Inc. (NASDAQ)	01/23/08	(4.0)	(5.2)	(4.9)	(1.0)
Sound Financial, Inc. (OTCBB)	01/09/08	(10.0)	(10.0)	(8.5)	(8.5)
Northfield Bancorp, Inc. (NASDAQ)	11/08/07	4.5	13.0	4.9	4.3
LaPorte Bancorp, Inc. (NASDAQ)	10/15/07	(8.1)	(13.8)	(21.0)	(37.5)
FSB Community Bankshares, Inc. (OTCBB)	08/15/07	N/A	0.0	(5.0)	(30.0)
Beneficial Mutual Bancorp, Inc. (NASDAQ)	07/16/07	(7.9)	(6.8)	(11.5)	2.1
Hometown Bancorp, Inc. (OTCBB)	06/29/07	0.0	0.0	(5.0)	(29.0)
TFS Financial Corporation (NASDAQ)	04/23/07	17.9	18.0	23.4	22.3
Sugar Creek Financial Corp. (OTCBB)	04/04/07	0.0	0.0	6.0	(8.5)
Delanco Bancorp, Inc. (OTCBB)	04/02/07	0.0	0.0	(5.0)	(32.3)
Oritani Financial Corp. (NASDAQ)	01/24/07	59.7	54.3	55.0	51.7
Polonia Bancorp (OTCBB)	01/16/07	1.0	1.4	0.5	(3.0)
MSB Financial Corp. (NASDAQ)	01/05/07	23.0	21.5	19.3	7.5
MainStreet Financial Corporation (OTCBB)	12/27/06	10.0	10.0	(2.5)	(60.0)
Ben Franklin Financial, Inc. (OTCBB)	10/19/06	7.0	6.5	6.5	0.0
ViewPoint Financial Group (NASDAQ)	10/03/06	49.9	52.5	53.9	62.5
Fox Chase Bancorp, Inc. (NASDAQ)	10/02/06	29.5	27.9	30.1	17.2
Roma Financial Corporation (NASDAQ)	07/12/06	41.0	45.0	46.6	55.2
Seneca-Cayuga Bancorp, Inc. (OTCBB)	07/11/06	0.0	(1.5)	(7.0)	(15.0)
Northeast Community Bancorp, Inc. (NASDAQ)	07/06/06	10.0	12.0	12.0	17.4
Mutual Federal Bancorp, Inc. (OTCBB)	04/06/06	11.3	10.0	14.0	13.5
Lake Shore Bancorp, Inc. (NASDAQ)	04/04/06	7.0	5.5	2.9	(6.5)
United Community Bancorp (NASDAQ)	03/31/06	8.0	8.4	5.5	(7.5)
Magyar Bancorp, Inc. (NASDAQ)	01/24/06	6.5	5.0	6.0	0.0
Greenville Federal Financial Corporation (OTCBB)	01/05/06	3.8	2.5	0.0	(17.5)

Average		11.1	10.8	8.6	1.2
Median		7.2	7.0	3.7	(1.9)

    Data presented in the table reflects a small number of transactions.  While stock prices of similar institutions have, on average, increased slightly for the limited period presented, there can be no assurance that our stock price will appreciate the same amount, if at all.  There also can be no assurance that our stock price will not trade below the initial offering price of $10.00 per share.

    Feldman Financial Advisors' valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing these shares.  Feldman Financial Advisors did not independently verify the consolidated financial statements and other information provided by Sunshine Financial, nor did Feldman Financial Advisors value independently the assets or liabilities of Sunshine Financial. The valuation considers Sunshine Financial as a going concern and should not be considered as an indication of the liquidation value of Sunshine Financial.  Moreover, because this valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the offerings will thereafter be able to sell such shares at prices at or above the purchase price or in the range of the valuation described above.

    Prior to completion of the offering, the maximum of the estimated offering range may be increased up to 15% and the number of shares of common stock offered may be increased to 1,071,225 shares to reflect changes in market and financial conditions or to fill the order of the employee stock ownership plan, without the resolicitation of subscribers. See “- Limitations on Stock Purchases” as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the estimated offering range to fill unfilled orders in the subscription offering.

    No sale of shares of common stock in the offering may be completed unless, prior to the completion, Feldman Financial Advisors confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the aggregate value of the common stock to be issued is materially incompatible with the estimate of the aggregate consolidated pro forma market value of Sunshine Financial.  If this confirmation is not received, Sunshine Financial may cancel the offering, extend the offering period and establish a new estimated offering range and/or estimated price range, extend, reopen or hold a new offering or take any other action the Office of Thrift Supervision may permit.

    Depending upon market or financial conditions following the start of the subscription offering, the total number of shares of common stock may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the purchase price is not below the minimum or more than 15% above the maximum of the estimated offering range. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the estimated offering range or more than 15% above the maximum of such range, purchasers will be resolicited and be permitted to continue their orders, in which case they will need to reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at Sunshine Savings Bank’s statement savings rate of interest, or be permitted to modify or rescind their subscriptions.  Any change in the estimated offering range must be approved by the Office of Thrift Supervision.

    An increase in the number of shares of common stock as a result of an increase in the estimated pro forma market value would decrease both a subscriber's ownership interest and Sunshine Financial's pro forma net income and stockholders' equity on a per share basis while increasing pro forma net income and stockholders' equity on an aggregate basis. A decrease in the number of shares of common stock would increase both a subscriber's ownership interest and Sunshine Financial's pro forma net income and stockholders' equity on a per share basis while decreasing pro forma net income and stockholders' equity on an aggregate basis. See “Risk Factors – The implementation of an equity incentive plan may dilute your ownership interest” and “Pro Forma Data.”

    Copies of the appraisal report of Feldman Financial Advisors, including any amendments, and the detailed report of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the main office of Sunshine Savings Bank and the other locations specified under “Where Additional Information.”

Subscription Offering and Subscription Rights

    Under the plan of reorganization and stock issuance, rights to subscribe for the purchase of common stock have been granted to the following persons in the following order of descending priority:

•	depositors of Sunshine Savings Bank with account balances of at least $50 as of the close of business on December 31, 2006 (“Eligible Account Holders”);

•	tax-qualified employee plans (“Tax-Qualified Employee Plans”);

•
depositors of Sunshine Savings Bank, other than directors and officers of Sunshine Savings Bank, with account balances of at least $50 as of the close of business on June 30, 2008 (“Supplemental Eligible Account Holders”); and

•	depositors of Sunshine Savings Bank as of the close of business on ____________, 2008 (“Other Members”).

All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of reorganization and stock issuance and as described below under “- Limitations on Stock Purchases.”

    Preference Category No. 1:  Eligible Account Holders.  Each Eligible Account Holder shall receive, without payment, first priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	$150,000 or 15,000 shares of common stock;

(2)	one-tenth of one percent of the total offering of shares of common stock; or

(3)
15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Sunshine Savings Bank in each case as of the close of business on December 31, 2006 (the “Eligibility Record Date”).

See “- Limitations on Stock Purchases.”

    If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for, or 100 shares.  Thereafter, any shares remaining after each subscribing Eligible Account Holder has been allocated the lesser of the number of shares subscribed for or 100 shares will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled.  For example, if an Eligible Account Holder with an unfilled subscription has qualifying deposits totaling $100, and the total amount of qualifying deposits for Eligible Account Holders with unfilled subscriptions was $1,000, then the number of shares that may be allocated to fill this Eligible Account Holder’s subscription would be 10% of the shares remaining available, up to the amount subscribed for and subject to the maximum purchase limitations.  Subscription Rights of Eligible Account Holders will be subordinated to the priority rights of Tax-Qualified Employee Plans to purchase shares in excess of the maximum of the estimated offering range.

    To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest.  Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.  The subscription rights of Eligible Account Holders who are also directors or officers of Sunshine Financial and Sunshine Savings Bank or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding December 31, 2006.

    Preference Category No. 2:  Tax-Qualified Employee Plans.  Each Tax-Qualified Employee Plan, including the employee stock ownership plan, shall be entitled to receive, without payment, second priority, nontransferable subscription rights to purchase up to 10% of the common stock issued in the offering, provided that individually or in the aggregate such plans (other than that portion of such plans which is self-directed) shall not purchase more than 10% of the shares of common stock issued in the offering, including any increase in the number of shares of common stock after the date hereof as a result of an increase of up to 15% in the maximum of the estimated offering range.  The employee stock ownership plan intends to purchase 3.92% of the shares of common stock to be outstanding following completion of the offering (or 8.71% of the shares sold in the offering), or 59,976 shares and 81,144 shares based on the minimum and maximum of the estimated offering range, respectively.  Subscriptions by any of the Tax-Qualified Employee Plans will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the subscription and direct community offerings, including subscriptions of any of Sunshine Savings Bank’s directors, officers, employees or associates thereof.  Subscription rights received pursuant to this category shall be subordinated to all rights received by Eligible Account Holders to purchase shares pursuant to category No. 1; provided, however, that notwithstanding any other provision of the plan of reorganization and stock issuance to the contrary, the Tax-Qualified Employee Plans shall have a first priority subscription right to the extent that the total number of shares of common stock sold in the offering exceeds the maximum of the estimated offering. In the event that the total number of shares offered in the offering is increased to an amount greater than the number of shares representing the maximum of the estimated offering range, each Tax-Qualified Employee Plan will have a priority right to purchase any such shares exceeding the maximum of the estimated offering range up to an aggregate of 10% of the common stock issued in the offering.  See “Management - Employee Stock Ownership Plan.”

    Preference Category No. 3:  Supplemental Eligible Account Holders.  To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the Tax-Qualified Employee Plans, each Supplemental Eligible Account Holder shall be entitled to receive, without payment, third priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	$150,000 or 15,000 shares of common stock;

(2)	one-tenth of one percent of the total offering of shares of common stock; or

(3)
15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator of which is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Sunshine Financial in each case on the close of business on June 30, 2008 (the “Supplemental Eligibility Record Date”).

See “- Limitations on Stock Purchases.”

    If there are not sufficient shares available to satisfy all subscriptions of all Supplemental Eligible Account Holders, available shares first will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each such Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation (including the number of shares, if any, allocated in accordance with Category No. 1) equal to the lesser of the number of shares subscribed for or 100 shares.  Thereafter, any shares remaining available will be allocated pro rata among the Supplemental Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

    Preference Category No. 4:  Other Members.  Other Members are depositors of Sunshine Savings Bank as of the close of business on _______________, 2008, other than Eligible Account Holders and Supplemental Eligible Account Holders.  To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, each Other Member shall receive, without payment, fourth priority, nontransferable subscription rights to subscribe for shares of Sunshine Financial common stock, up to the greater of $150,000 or 15,000 shares of common stock or one-tenth of one percent of the total offering of shares of common stock in the offerings, subject to the overall purchase limitations.  See “-- Limitations on Stock Purchases.”

    In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, is in excess of the total number of shares of common stock offered in the Stock Offering, available shares will be allocated among the subscribing Other Members pro rata in the same proportion that the Other Member’s number of votes on the voting record date for approval of the plan of reorganization and stock issuance bears to the total number of votes on the voting record date of all subscribing Other Members on that date.

    Expiration Date for the Subscription Offering.  The subscription offering will expire at 12:00 noon, Tallahassee, Florida time, on ________ __, 2008 (the “subscription expiration date”), unless extended for up to 45 days until _______, 2008 or for such additional periods by Sunshine Financial as may be approved by the OTS.  Subscription rights that have not been exercised prior to the subscription expiration date (unless extended) will become void.  If the stock offering is extended beyond _________, 2008, we will be required to notify each subscriber and resolicit subscriptions.  During any extension period, subscribers will have the right to modify or rescind their subscriptions and, unless an affirmative response is received, a subscriber’s funds will be returned with interest at Sunshine Savings Bank’s regular savings account rate.

    We will not execute orders until at least the minimum number of shares of common stock, 688,500 shares, have been subscribed for or otherwise sold.  If the minimum shares have not been subscribed for or sold within 45 days after the subscription expiration date, unless this period is extended with the consent of the OTS, all funds delivered to us pursuant to the subscription offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled.  If an extension beyond the 45-day period following the subscription expiration date is granted, we will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions.

Direct Community Offering

    To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, the Tax-Qualified Employee Plans, Supplemental Eligible Account Holders and Other Members, we anticipate we will offer shares pursuant to the plan of reorganization to members of the general public who receive a prospectus, with a preference given to natural persons residing in Leon and Broward Counties, Florida. Persons, together with an associate or group of persons acting in concert with such persons, may not subscribe for or purchase more than $150,000 or 15,000 shares of common stock in the direct community offering, if any.  We may limit total subscriptions in the direct community offering so as to assure that the number of shares available for the public offering may be up to a specified percentage of the number of shares of common stock.  Finally, we may reserve shares offered in the direct community offering for sales to institutional investors.  The opportunity to subscribe for shares of common stock in any direct community offering will be subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part from any person either at the time of receipt of an order or as soon as practicable following the subscription expiration date.  The direct community offering, if any, may commence concurrently with, during or promptly after the subscription offering and shall not be for more than 45 days after the end of the subscription offering.

    In the event of an oversubscription for shares in the direct community offering, shares may be allocated, to the extent shares remain available, first to each natural person residing in Leon and Broward counties whose order is accepted by us.  Thereafter, shares may be allocated to cover the orders of any other person ordering shares in the direct community offering so that each such person ordering shares may receive 1,000 shares, if available, and thereafter on a pro rata basis to such person based on the amount of their respective orders.

Public Offering

    As a final step in the offering, the plan of reorganization and stock issuance provides that, if feasible, all shares of common stock not purchased in the subscription offering and direct community offering may be offered for sale to selected members of the general public in an offering through our marketing agent, Keefe, Bruyette and Woods.  We call this the public offering.  It is expected that a public offering, if any, would commence as soon as practicable after termination of the subscription offering and the direct community offering.  We, in our sole discretion, have the right to reject orders in whole or in part received in the public offering.  Neither Keefe, Bruyette & Woods nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the public offering; however, Keefe, Bruyette & Woods has agreed to use its best efforts in the sale of shares in the public offering.

    The price at which common stock is sold in the public offering will be the same price at which shares are offered and sold in the subscription offering and direct community offering.  Subject to the overall purchase limitations, no person by himself or herself may purchase more than $150,000 or 15,000 shares of common stock in the public offering.  See “- Limitations on Stock Purchases.”

    Keefe, Bruyette & Woods may enter into agreements with broker-dealers to assist in the sale of the shares in the public offering, although no such agreements exist as of the date of this prospectus.  No orders may be placed or filled by or for a selected dealer during the subscription offering.  After the close of the subscription offering, Keefe, Bruyette & Woods will instruct selected dealers as to the number of shares to be allocated to each selected dealer.  Only after the close of the subscription offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers.  During the subscription offering and direct community offering, selected dealers only may solicit indications of interest from their customers to place orders with us as of a certain order date for the purchase of shares of Sunshine Financial common stock.  When, and if, Keefe, Bruyette & Woods and we believe that enough indications of interest and orders have not been received in the subscription offering and direct community offering to consummate the reorganization, Keefe, Bruyette & Woods will request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers.  Selected dealers will send confirmations of the orders to such customers on the next business day after the order date.  Selected dealers will debit the accounts of their customers on the settlement date, which date will be three business days from the order date.  Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date.  On the settlement date, selected dealers will deposit funds to the account established at Sunshine Savings Bank for each selected dealer.  Each customer's funds forwarded to one of these accounts, along with all other accounts held in the same title, will be insured by the FDIC in accordance with applicable regulations.  After payment has been received by us from selected dealers, funds will earn interest at Sunshine Savings Bank’s regular savings rate until the completion or termination of the offering.  Funds will be promptly returned, with interest, in the event the offering is not completed as described above.  Keefe, Bruyette & Woods shall also have the right, in its sole discretion, to permit investors to submit irrevocable orders together with legally binding commitments for payment for shares for which they subscribe at any time prior to the closing of the offering.

    The public offering will be completed within 45 days after the termination of the subscription offering, unless extended by us with the approval of the OTS.  See “- How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering” above for a discussion of rights of subscribers, if any, in the event an extension is granted.

Persons Who are Not Permitted to Participate in the Stock Offering

    We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of reorganization and stock issuance reside.  We are not required, however, to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:

•	the number of persons otherwise eligible to subscribe for shares under the plan of reorganization and stock issuance who reside in such jurisdiction is small; or

•
the granting of subscription rights or the offer or sale of shares of common stock to such persons would require us or any of our officers, directors or employees, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify Sunshine Financial securities for sale in such jurisdiction or to qualify as a foreign corporation or file a consent to service of process in such jurisdiction; or

•	such registration, qualification or filing in our judgment would be impracticable or unduly burdensome for reasons of cost or otherwise.

Where the number of persons eligible to subscribe for shares in one state is small, we will base our decision as to whether or not to offer the common stock in that state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares, or the need for us, or our officers, directors or employees to register as brokers, dealers or salesmen.

Limitations on Stock Purchases

    The stock plan includes the following limitations on the number of shares of Sunshine Financial common stock that may be purchased in the offering:

(1)	No fewer than 25 shares of common stock may be purchased, to the extent shares are available;

(2)	Each Eligible Account Holder may subscribe for and purchase in the subscription offering, subject to the overall limitation in clause (7) below, up to the greater of:

•	$150,000 or 15,000 shares of common stock;

•	one-tenth of one percent of the total offering of shares of common stock; or

•
15 times the product (rounded down to the next whole number) obtained by multiplying  the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Sunshine Savings Bank in each case as of the close of business on the Eligibility Record Date;

(3)
The Tax-Qualified Employee Plans, including an employee stock ownership plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the offering, and including any additional shares issued in the event of an increase in the estimated offering range;

(4)	Each Supplemental Eligible Account Holder may subscribe for and purchase in the subscription offering, subject to the overall limitation set forth in clause (7) below, up to the greater of:

•	$150,000 or 15,000 shares of common stock;

•	one-tenth of one percent of the total offering of shares of common stock; or

•
15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Sunshine Savings Bank in each case as of the close of business on the Supplemental Eligibility Record Date;

(5)
Each Other Member may subscribe for and purchase in the subscription offering up to the greater of $150,000 or 15,000 shares of common stock or one-tenth of one percent of the total offering of shares of common stock, subject to overall limits in clause (7) below;

(6)
Persons purchasing shares of common stock in the direct community offering or public offering may purchase up to $150,000 or 15,000 shares of common stock in each of the direct community offering or public offering, subject to the overall limitation in clause (7) below;

(7)
Except for the Tax-Qualified Employee Plans, and the Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, the maximum number of shares of Sunshine Financial common stock subscribed for or purchased in all categories of the offerings by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed $200,000 or 20,000 shares of common stock; and

(8)
No more than 25% of the total number of shares offered for sale in the offering may be purchased by directors and officers of Sunshine Financial and Sunshine Savings Bank and their associates in the aggregate, excluding purchases by the Tax-Qualified Employee Plans.

    Depending on the amount of shares subscribed for in this offering, and based upon regulatory considerations or changes in market or economic conditions, we may increase or decrease these purchase limits, subject to regulatory approval, if required.

    Subject to any required regulatory approval and the requirements of applicable laws and regulations, our board of directors may, in its sole discretion, increase the individual amount permitted to be subscribed for to a maximum of 9.99% of the number of shares sold in the offering, provided that orders for shares exceeding 5% of the shares being offered in the offering shall not exceed, in the aggregate, 10% of the shares being offered in the offering.  Requests to purchase additional shares of common stock will be allocated by our board of directors on a pro rata basis giving priority in accordance with the preference categories set forth in this prospectus.

    The term “associate” when used to indicate a relationship with any person means:

•	any corporation or organization (other than Sunshine Financial, Sunshine Savings Bank and Sunshine Savings MHC or a majority-owned subsidiary of any of them) of which the person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

•	any trust or other estate in which the person has a substantial beneficial interest or as to which the person serves as trustee or in a similar fiduciary capacity;

•
any relative or spouse of the person, or any relative of the spouse, who has the same home as the person or who is a director or officer of Sunshine Financial, Sunshine Savings Bank or Sunshine Savings MHC or a subsidiary or affiliate of any of them; and

•	any person acting in concert with any of the persons or entities specified above;

provided, however, that no employee plans (whether tax-qualified or not) shall be deemed to be an associate of any director or officer of Sunshine Financial, Sunshine Savings Bank or Sunshine Savings MHC.  When used to refer to a person other than an officer or director of Sunshine Financial, Sunshine Savings Bank or Sunshine Savings MHC, our board of directors, or officers delegated by our board of directors, in their sole discretion may determine the persons that are associates of other persons.

    The term “acting in concert” is defined to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement, or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.  A person or company that acts in concert with another person or company also shall be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that the Tax-Qualified  Employee Plans will not be deemed to be acting in concert with their trustees or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by each plan will be aggregated.  The determination of whether a group is acting in concert shall be made solely by our board of directors, or officers delegated by our board of directors, and may be based on any evidence upon which such board or delegatee chooses to rely.

Plan of Distribution and Marketing Arrangements

    We have retained Keefe, Bruyette & Woods to consult with and to advise and assist us, on a best efforts basis, in the distribution of our common stock in this offering.  The services that Keefe, Bruyette & Woods will provide include, but are not limited to:

•
training our employees who will perform certain ministerial functions in the subscription offering and direct community offering regarding the mechanics and regulatory requirements of the stock offering process;

•	managing the stock information center by assisting interested stock subscribers and by keeping records of all stock orders; and

•	preparing marketing materials.

    For its services, Keefe, Bruyette & Woods will receive a management fee of $25,000 and a success fee of 1.25% of the aggregate purchase price of the shares purchased in the public offering, less any shares of common stock sold to our directors, officers, and employees and the Tax-Qualified Employee Plans.  The success fee paid to Keefe, Bruyette & Woods will be reduced by the amount of the management fee, but in no event will be less than $125,000.  In the event that selected dealers are used to assist in the sale of our common stock in the direct community offering, these dealers will be paid a fee of up to 5.5% of the total purchase price of the shares sold by such dealers.  We have agreed to indemnify

Keefe, Bruyette & Woods against certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended, and will contribute to payments Keefe, Bruyette & Woods may be required to make in connection with any such claims or liabilities.  The success fee will cover certain data processing services conducted by Keefe, Bruyette & Woods.  In addition, Keefe, Bruyette & Woods will be reimbursed for the fees and expenses of its legal counsel not to exceed $45,000 and other reasonable out-of-pocket expenses not to exceed $25,000.

    Sales of shares of our common stock will be made by registered representatives affiliated with Keefe, Bruyette & Woods, or by the broker-dealers managed by Keefe, Bruyette & Woods.  Keefe, Bruyette & Woods has undertaken that our common stock will be sold in a manner that will ensure that applicable distribution standards will be met.  A stock information center will be established at Sunshine Savings Bank’s main office located at 1400 East Park Avenue, Tallahassee, Florida.  We will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 and sales of our common stock will be conducted within the requirements of this rule, so as to permit officers, directors and employees to participate in the sale of our common stock in those states where the law permits.  No officer, director or employee of ours will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of common stock.

Procedure for Purchasing Shares in the Subscription Offering

    To ensure that each purchaser receives a prospectus at least 48 hours before the subscription expiration date (unless extended) in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date.  Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8.  Order forms only will be distributed with a prospectus.

    To purchase shares in the subscription offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Sunshine Savings Bank, which may be given by completing the appropriate blanks in the order form, must be received by us by 12:00 noon, Tallahassee, Florida time, on ________ __, 2008, unless extended.  In addition, we will require a prospective purchaser to execute a certification in the form required by applicable OTS regulations in connection with any sale of common stock.  Order forms that are not received by this time or are executed defectively or are received without full payment, or appropriate withdrawal instructions are not required to be accepted.  In addition, we will not accept orders submitted on photocopied or facsimiled order forms nor order forms on which the certification is not executed.  We have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that we will do so.  Once received, an executed order form may not be modified, amended or rescinded without our consent unless the offering has not been completed within 45 days after the end of the subscription offering, or this period has been extended.

    In order to ensure that Eligible Account Holders, Tax-Qualified Employee Plans, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date, December 31, 2006, the Supplemental Eligibility Record Date, March 31, 2008 or the Other Member Record Date, ____________, 2008, must list all accounts on the stock order form giving all names in each account and the account numbers.  Failure to list all of your accounts may result in fewer shares being allocated to you than if all of your accounts had been disclosed.

    Payment for subscriptions may be made:

•	by authorizing a withdrawal from an account at Sunshine Savings Bank including certificates of deposit, designated on the stock order form. To use funds in an individual retirement account at Sunshine Savings Bank, you must transfer the required funds to a self directed individual retirement account at an unaffiliated institution or broker; or

•	by check or money order made payable to Sunshine Financial, Inc.

No wire transfers will be accepted.  Interest will be paid on payments made by cash, check or money order at our then-current regular savings rate from the date payment is received until completion of the offering.  If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rate, but may not be used by the subscriber until all of Sunshine Financial common stock being offered has been sold or the plan of reorganization and stock issuance is terminated, whichever is earlier.

    If a subscriber authorizes us to withdraw the amount of the purchase price from his or her deposit account at Sunshine Savings Bank, we will do so as of the consummation date of the offering.  Sunshine Savings Bank will waive any applicable penalties for early withdrawal from certificate accounts.  If, however, a partial withdrawal causes the balance of a certificate account to fall below the applicable minimum balance requirement, the certificate will be cancelled at the time of withdrawal, without penalty, and the remaining balance will be converted into a savings account and earn interest at the regular savings rate subsequent to withdrawal.

    In the event of an unfilled amount of any subscription order, we will make an appropriate refund or cancel an appropriate portion of the related withdrawal authorization, after completion of the offering.  If for any reason the offering is not consummated, purchasers will have refunded to them all payments made, with interest, and all withdrawal authorizations will be canceled in the case of subscription payments authorized from accounts at Sunshine Savings Bank.

    If any employee plans (whether tax-qualified or not) subscribe for shares during the subscription offering, these plans will not be required to pay for the shares subscribed for at the time they subscribe, but, rather, they may pay for shares of common stock subscribed for at the purchase price upon completion of the subscription offering and direct community offering, if all shares are sold, or upon completion of the public offering if shares remain to be sold in such offering.  In the event that, after the completion of the subscription offering, the amount of shares to be issued is increased above the maximum of the estimated valuation range included in this prospectus, the Tax-Qualified Employee Plans and non-tax-qualified employee plans will be entitled to increase their subscriptions by a percentage equal to the percentage increase in the amount of shares to be issued above the maximum of the estimated valuation range, provided that such subscription will continue to be subject to applicable purchase limits and stock allocation procedures.

    Owners of self-directed IRAs may use the assets of such IRAs to purchase shares of Sunshine Financial common stock in the subscription offering and direct community offering.  ERISA provisions and IRS regulations require that officers, directors and 10% shareholders who use self-directed IRA funds to purchase shares of common stock in the offerings make such purchases for the exclusive benefit of the IRAs.  IRAs maintained at Sunshine Savings Bank are not self-directed IRAs and any interested parties wishing to use these IRA funds for stock purchases may do so, but they must first have the required funds transferred to a self-directed IRA account with an unaffiliated trustee.  The transfer of funds to a new trustee takes time, so please make arrangements as soon as possible.  Because individual circumstances differ and processing of retirement fund orders takes additional time, we recommend that you contact the stock information center promptly, preferably at least two weeks before the end of the offering period, for assistance with purchases using your IRA or any other retirement account that you may have.

    The records of Sunshine Savings Bank will be deemed to control with respect to all matters related to the existence of subscription rights and/or one’s ability to purchase shares of common stock in the subscription offering.

Restrictions on Transfer of Subscription Rights and Shares

    Pursuant to the rules and regulations of the OTS, no person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of reorganization and stock issuance or the shares of common stock to be issued upon their exercise.  Such rights may be exercised only by the person to whom they are granted and only for such person’s account.  Each person exercising such subscription rights will be required to certify that the person is purchasing shares solely for the person’s own account and that such person has no agreement or understanding regarding the sale or transfer of such shares.  Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of common stock prior to the completion of the offering.

    We will refer to the OTS any situations that we believe may involve a transfer of subscription rights. We will pursue any and all legal and equitable remedies in the event that we become aware of the transfer of subscription rights and will not honor orders that we believe involve the transfer of such rights.

Delivery of Certificates

    Certificates representing common stock issued in the offering will be mailed by Sunshine Financial’s transfer agent to the persons entitled thereto at the addresses of such persons appearing on the stock order form as soon as practicable following completion of the offering.  Any certificates returned as undeliverable will be held by Sunshine Financial until claimed by persons legally entitled to them or otherwise disposed of in accordance with applicable law.  Until certificates for common stock are available and delivered to subscribers, they may not be able to sell the shares of common stock for which they have subscribed, even though trading of the common stock may have commenced.

Required Approvals

    Various approvals of the OTS are required in order to consummate the reorganization.  The OTS has approved the plan of reorganization and stock issuance, subject to approval by our members and other standard conditions.  Sunshine Financial’s holding company application has also been approved, subject to standard conditions.

Judicial Review

    Any person hurt by a final action of the OTS, which approves, with or without conditions, or disapproves a plan of reorganization, may obtain review of this action by filing in the court of appeals of the United States for the circuit in which the principal office or residence of the person is located, or in the United States Court of Appeals for the District of Columbia, a written petition asking that the final action of the OTS be modified, terminated or set aside.  This petition must be filed within 30 days after the publication of notice of final action in the Federal Register, or 30 days after the mailing by the applicant of the notice to members as provided for in 12 C.F.R. §563b.235, whichever is later.  The further procedure for review is as follows: A copy of the petition is promptly transmitted to the OTS by the clerk of the court and then the OTS files in the court the record in the proceeding, as provided in Section 2112 of Title 28 of the United States Code.  Upon the filing of the petition, the court has jurisdiction, which upon the filing of the record is exclusive, to affirm, modify, terminate, or set aside in whole or in part, the final action of the OTS.  Review of these proceedings is as provided in Chapter 7 of

Title 5 of the United States Code.  The judgment and decree of the court is final, except that they are subject to review by the Supreme Court upon certiorari as provided in Section 1254 of Title 28 of the United States Code.

Restrictions on Purchase or Transfer of Shares After the Corporate Change

    All shares of common stock purchased in connection with the reorganization by a director or an executive officer of Sunshine Financial or Sunshine Savings Bank will be subject to a restriction that the shares not be sold for a period of one year following the reorganization except in the event of the death of the director or officer or pursuant to a merger or similar transaction approved by the OTS.  Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date within this one year period as a stock dividend, stock split or otherwise with respect to the restricted stock will be subject to the same restrictions.

    Purchases of Sunshine Financial common stock by our directors, executive officers and their associates during the three-year period following completion of the reorganization may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the OTS.  This restriction does not apply, however, to negotiated transactions involving more than 1% of Sunshine Financial’s outstanding common stock or to certain purchases of stock pursuant to an employee stock benefit plan.

    Pursuant to OTS regulations, Sunshine Financial may not, for a period of one year following completion of this offering, repurchase shares of the common stock except on a pro rata basis, pursuant to an offer approved by the OTS and made to all shareholders, or through open market purchases of up to five percent of the outstanding stock where extraordinary circumstances exist.

PROPOSED PURCHASES BY MANAGEMENT

    The following table sets forth, for each of our directors and senior officers and for all of the directors and senior officers as a group, their proposed purchases of common stock in the offering, assuming sufficient shares are available to satisfy their subscriptions.  The amounts include shares that may be purchased through IRAs, with 401(k) funds and by associates.

			At the Minimum of the Estimated Offering Range	At the Maximum of the Estimated Offering Range
Name	Amount	Number of Shares	As a Percent of 688,500 Shares Offered	As a Percent of 931,500 Shares Offered

Directors:
John W. Madden, Chairman	$20,000	2,000	0.3%	0.2%
Louis O. Davis, Jr., President, Chief Executive Officer and Director	150,000	15,000	2.2	1.6
Brian P. Baggett, Director, Executive Vice President	50,000	5,000	0.7	0.5
Benjamin F. Betts, Jr., Director	25,000	2,500	0.4	0.3
Jack P. Dodd, Director	1,000	100	-	-
Patrick E. Lyons, Director	10,000	1,000	0.1	0.1
S. Strom Maxwell, Director	20,000	2,000	0.3	0.2
Doris K. Richter, Director	50,000	5,000	0.7	0.5

Executive officers who are not directors:
Scott A. Swain, Senior Vice President and Chief Financial Officer	50,000	5,000	0.7	0.5

Other senior officers who are not directors:
Charles Halon, Chief Lending Officer	25,000	2,500	0.4	0.3
Chris Smith, Vice President of IT	45,000	4,500	0.7	0.5
Ramona Moret, Vice President Operations	15,000	1,500	0.2	0.2
Michele Clark, Vice President Marketing	15,000	1,500	0.2	0.2
Jill Higgins, Human Resources Director	15,000	1,500	0.2	0.2
All directors and senior officers as a group (14 persons)	$491,000	49,100	7.1%	5.3%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

    On July 1, 2007, Sunshine Savings Bank converted its charter from a state-chartered credit union to a federally chartered savings bank.  On that date the name was changed from Sunshine State Credit Union to Sunshine Savings Bank, and we became a taxable organization.

    Our principal business consists of attracting retail deposits from the general public and investing those funds, along with borrowed funds, in loans secured by first and second mortgages on one- to four-family residences, home equity loans and lines of credit, and direct automobile, credit card and other consumer loans.

    We offer a variety of deposit accounts, which are our primary source of funding for our lending activities.  We have adopted a plan of reorganization and stock issuance, primarily to increase our capital to grow our loan portfolio and to continue to build our franchise.

    Sunshine Savings Bank is significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions.  Deposit flows are influenced by a number of factors, including interest rates paid on competing time deposits, other investments, account maturities, and the overall level of personal income and savings.  Lending activities are influenced by the demand for funds, the number and quality of lenders, and regional economic cycles.  Sources of funds for lending activities of Sunshine Savings Bank include primarily deposits, borrowings, payments on loans and income provided from operations.

    Sunshine Savings Bank’s earnings are primarily dependent upon our net interest income, the difference between interest income and interest expense.  Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on these loans and investments.  Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on these deposits and borrowings.  Sunshine Savings Bank’s earnings are also affected by our provision for loan losses, service charges and fees, gains from sales of loans, commission income, other income, operating expenses and income taxes.

    Following the completion of the offering, we anticipate that our operating expenses will increase as a result of our branch expansion strategy and the costs associated with being a public company.  We also expect, however, to decrease the level of discretionary contributions to our existing benefit plans to  substantially offset the projected cost of our proposed stock based benefit plans. While these additional expenses will negatively impact earnings, we do not expect them to offset the additional income we expect to receive by leveraging the proceeds from this offering.

Critical Accounting Policies

    Certain of our accounting policies are important to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.  Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances.  Facts and circumstances which could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers.  Management believes that its critical accounting policies include, determining the allowance for loan losses and accounting for deferred income taxes.  Our accounting policies are discussed in detail in Note 1 of the Notes to Consolidated Financial Statements included in this prospectus.

    Allowance for Loan Loss.  The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date.  The allowance is established through the provision for loan losses, which is charged to income.  Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment.  The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

    The allowance consists of specific and general components.  The specific component relates to loans that are classified as impaired.  For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers all other loans and is based on historical industry loss experience adjusted for qualitative factors.

    Loans are considered impaired if, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate stipulated in the loan agreement, except that all collateral-dependent loans are measured for impairment based on fair value of the collateral.  In measuring the fair value of the collateral, management uses assumptions (e.g., discount rates) and methodologies (e.g., comparison to the recent selling price of similar assets) consistent with those that would be utilized by unrelated third parties.

    Deferred Tax Assets.  Income taxes are reflected in our financial statements to show the tax effects of the operations and transactions reported in the financial statements and consist of taxes currently payable plus deferred taxes.  SFAS No. 109, “Accounting for Income Taxes,” requires the asset and liability approach for financial accounting and reporting for deferred income taxes.  Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities.  They are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled and are determined using the assets and liability method of accounting.  The deferred income provision represents the difference between net deferred tax asset/liability at the beginning and end of the reported period.  In formulating our deferred tax asset, we are required to estimate our income and taxes in the jurisdiction in which we operate.  This process involves estimating our actual current tax exposure for the reported period together with assessing temporary differences resulting from differing treatment of items, such as depreciation and the provision for loan losses, for tax and financial reporting purposes.  Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.  The realization of deferred tax assets is dependent on results of future operations.  A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Business and Operating Strategy and Goals

    Our primary objective is to continue to grow Sunshine Savings Bank as a well-capitalized, profitable, independent, community-oriented financial institution serving customers in our market areas.  Our strategy is simply to provide innovative products and superior service to customers in our market areas, which we serve through our five convenient banking centers located in Tallahassee and Pembroke Pines, Florida.  We support these banking centers with 24/7 access to on-line banking and participation in a world wide ATM network.  During and after completion of the offering, we will pursue our basic operating strategy and goals, which are listed below.  This offering is a critical component of our business strategy because of the significant increase it will provide to our capital base.  To accomplish our objectives, we also need to motivate our employees and provide them with the tools necessary to compete effectively with other financial institutions operating in our market areas.

Maintaining High Asset Quality.  Our goal is to maintain a relatively low level of nonperforming assets by managing credit risk.  Our percentage of nonperforming assets (nonaccrual loans and repossessed assets) to total assets was 1.07%, 1.05% and 0.53% at March 31, 2008, December 31, 2007 and 2006, respectively.  Beginning in 2006, as part of management’s decision to reduce the risk profile of our loan portfolio, we changed our lending emphasis from higher risk consumer automobile and unsecured loans to lower risk conforming mortgage loans. We also implemented more stringent underwriting policies and procedures, which included an increased emphasis on a borrower’s ability to repay a loan and required higher credit scores than our lending policies had previously permitted.  We introduce new loan products when we are confident that our staff has the necessary expertise and that sound underwriting and collection procedures are in place.

Leveraging our capital to improve our overall efficiency and profitability.   We plan to improve our overall efficiency and profitability by leveraging our increased capital base following the offering.  We also intend to utilize our borrowing capacity at the FHLB of Atlanta to purchase investment grade securities to leverage our balance sheet and increase our net interest income and liquidity.  We also will continue to emphasize lower cost deposits.

Improving our earnings through  product selection, pricing and lower cost of funds.  Through product selection and pricing and lower cost funds, we will seek to optimize our interest rate margin while managing our interest rate risk.    We will continue to expand our business by cross-selling our loan and deposit products and services to our customers and emphasizing our traditional strengths, which include residential mortgages, consumer loans and deposit products and services.  In addition, from time to time, consistent with our asset/liability objectives, we may elect to sell a portion of our residential mortgage portfolio to Freddie Mac on a servicing retained basis.  This will allow us to maintain our customer relationships and generate servicing income, while also having the funds from any such loan sales available to make additional loans.

Growing our franchise and meeting our competition through expanding our branch locations and providing excellent customer service. We operate with a service-oriented approach to banking by meeting our customers’ needs and emphasizing the delivery of a consistent and high-quality level of professional service. We will retain our community-oriented charter and mutuality following the offering.  The net proceeds of this offering will allow us to invest in more loans and provide a menu of services consistent with the needs of the customers in our market areas.  Our attention to client service and competitive rates allows us to attract and retain deposit and loan customers.  We opened a new branch in 2007 and are planning to open up to three new branches in the Tallahassee metropolitan area at leased store front locations within the next 36 months if appropriate sites can be identified and obtained to better serve our customers.  Our branch expansion emphasizes storefront branches in areas in which we already have high customer penetration.  By opening storefront branches rather than building free-standing branches, we believe that we can branch more quickly and less expensively.

Emphasizing lower cost core deposits to manage the funding costs of our loan growth.  We offer personal checking, savings and money-market accounts, which generally are lower-cost sources of funds than certificates of deposits and are less sensitive to withdrawal when interest rates fluctuate.  To build our core deposit base, we are pursuing a number of strategies that include sales promotions on savings and checking accounts to encourage the growth of these types of deposits and offering preferential loan and time deposit pricing to customers who maintain qualifying checking accounts.

Growing our loan portfolio by emphasizing the origination of one- to four-family residential mortgage, home equity and consumer loans.  Our strategy for increasing net income includes increasing our loan originations, with a primary emphasis on one- to four-family, owner-occupied mortgage loans and automobile, credit card and other consumer loans.

    Controlling our operating expense while continuing to provide excellent customer service. Our infrastructure, personnel and fixed operating base can support a substantially larger asset base.  As a result we believe we can cost-effectively grow as we continue to meet the financial needs of the communities in which we operate.  We believe that we can be more effective in servicing our customers than many of our non-local competitors because our employees and senior management are able to respond promptly to customer needs and inquiries.  Our ability to provide these services is enhanced by the experience of our senior management team, who have an average of over 24 years’ experience in the financial services industry.

Comparison of Financial Condition at March 31, 2008 and December 31, 2007

    General.  Total assets increased $10.5 million, or 6.7%, to $167.4 million at March 31, 2008 from $156.9 million at December 31, 2007. The increase in total assets was due primarily to increases in cash and cash equivalents and in our loan portfolio. Cash and cash equivalents increased to $34.2 million at March 31, 2008 from $24.5 million at December 31, 2007, while our loan portfolio increased $682,000 since December 31, 2007.  The increase in total assets was funded by an increase in our deposits.

    Loans.  Our loan portfolio increased $682,000, to $126.3 million at March 31, 2008 from $125.6 million at December 31, 2007.  Our one-to-four family real estate mortgage loans increased $1.8 million and other secured consumer loans increased $1.3 million.  These increases were partially offset by a decrease in automobile loans of $1.5 million, and a decrease in credit card and unsecured loans of $779,000. The decrease in automobile and credit card and unsecured loans was primarily due to a combination of more stringent underwriting policies and a greater emphasis on providing mortgage lending.

    Allowance for Loan Losses.  The allowance for loan losses is maintained to cover losses that have been estimated on the date of the evaluation in accordance with generally accepted accounting principles in the United States.  It is our estimate of probable incurred credit losses in our loan portfolio.

    Our methodology for analyzing the allowance for loan losses consists of specific and general components.  We stratify the loan portfolio into homogeneous groups of loans that possess similar loss-potential characteristics and apply an appropriate loss ratio to the homogeneous pools of loans to estimate the incurred losses in the loan portfolio.  The amount of loan losses incurred in our consumer portfolio is estimated by using historical loss ratios for major loan collateral types adjusted for current factors.  The historical loss experience is generally defined as an average percentage of net loan losses to loans outstanding.  A separate valuation of known losses for individual impaired large-balance, non-homogeneous loans is also established. Impaired loans are loans that we believe are probable of not being paid in accordance with the loan agreement.  The allowance for loan losses on individually analyzed loans includes one- to four-family and consumer loans, where management has concerns about the borrower’s ability to repay.  Loss estimates include the difference between the estimated current fair value of the collateral and the loan amount due.

    Our allowance for loan losses at March 31, 2008 was $1.5 million or 1.14% of net loans receivable, compared to $1.4 million or 1.12% of net loans receivable at December 31, 2007.  Non-performing loans increased to $1.5 million at March 31, 2008 from $1.4 million at December 31, 2007, primarily as a result of one non-performing first mortgage residential loan.  Non-performing loans to total loans increased to 1.20% at March 31, 2008 from 1.10% at December 31, 2007.

    Deposits.  Total deposits increased $11.3 million to $148.9 million at March 31, 2008 from $137.6 million at December 31, 2007.  This increase was due primarily to a $9.2 million or 6.7% increase in certificate of deposit accounts.  The increase in our certificate accounts was the result of paying more competitive interest rates and our recent access to the general public for deposits as we had no field of membership limitation since our conversion to a thrift charter.

    Equity.  Total equity decreased $261,000 to $17.5 million at March 31, 2008 or 10.47% of total assets, from $17.8 million at December 31, 2007.  This decrease was solely due to the net loss for the three months ended March 31, 2008.

Comparison of Financial Condition at December 31, 2007 and December 31, 2006

    General.  Total assets increased $20.3 million, or 14.9%, to $156.9 million at December 31, 2007 from $136.6 million at December 31, 2006. The increase in total assets was due primarily to increases in cash and cash equivalents and in our loan portfolio. Cash and cash equivalents increased to $24.5 million at December 31, 2007 from $10.7 million at December 31, 2006, while our loan portfolio increased $7.6 million or 6.4% since December 31, 2006.  The increase in total assets was funded by an increase in our deposits.

    Loans.  Our loan portfolio had an increase of $7.6 million, or 6.4%, to $125.6 million at December 31, 2007 from $118.0 million at December 31, 2006.  Our one-to-four family real estate mortgage loans increased $10.9 million or 16.6%, and our home equity loans increased $3.5 million, or 22.4%.  These increases were partially offset by a decrease in automobile loans of $4.7 million or 22.5%, and a decrease in unsecured loans of $1.8 million or 13.0%. The decrease in automobile and unsecured loans was primarily due to a combination of more stringent underwriting policies, a greater emphasis on providing mortgage lending to our customer base and competition.

    Allowance for Loan Losses.  Our allowance for loan losses at December 31, 2007 was $1.4 million or 1.12% of net loans receivable, compared to $1.5 million or 1.28% of net loans receivable at December 31, 2006.  The decline in the allowance for loan losses was due primarily to charge-offs of non-performing loans.  Non-performing loans increased to $1.4 million at December 31, 2007 from $452,000 at December 31, 2006, primarily as a result of seven non-performing first mortgage residential loans.  Non-performing loans to total loans increased to 1.10% at December 31, 2007 from 0.38% at December 31, 2006.

    Deposits.  Total deposits increased $19.5 million, or 16.5%, to $137.6 million at December 31, 2007 from $118.1 million at December 31, 2006.  This increase was due primarily to a $28.3 million, or 72.1%, increase in certificate of deposit accounts.  The increase in our certificate accounts was the result of paying more competitive interest rates and our recent access to the general public for deposits as we had no field of membership limitation since our conversion to a bank charter.

    Equity.  Total equity increased $307,000 to $17.8 million at December 31, 2007 or 11.33% of total assets, from $17.5 million at December 31, 2006.  This increase was solely due to the retention of net earnings.

Average Balances, Interest and Average Yields/Cost

    The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates.  Also presented is the weighted average yield on interest-earning assets, rates paid on interest-bearing liabilities and the resultant spread at March 31, 2008.  Income and yields on tax-exempt obligations have not been computed on a tax equivalent basis.  Yields and rates for the three-month period have been annualized.  All average balances are daily average balances. Nonaccruing loans have been included in the table as loans carrying a zero yield.

	At March 31	Three Months ended March 31						Year Ended December 31,
	2008	2008			2007			2007			2006
	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in thousands)
Interest-Earning Assets:
Loans receivable(1)	6.66%	$124,680	$2,036	6.53%	$118,728	$2,120	7.14%	$122,071	$8,560	7.01%	$115,351	$8,805	7.63%
Investments	-	-	-	-	-	-	-	-	-	-	2,316	73	3.17
FHLB stock	5.85	248	4	5.96	288	3	4.16	257	15	5.85	303	17	5.61
Other interest-earning assets	4.12	22,829	192	3.36	5,780	87	5.95	10,087	444	4.40	8,004	487	6.08

Total interest-earning assets(1)	6.22	147,757	2,232	6.04	124,796	2,210	7.08	132,415	9,019	6.81	125,974	9,382	7.45

Interest-Bearing Liabilities:
MMDA and savings	1.33	49,222	166	1.35	54,598	184	1.35	51,627	705	1.37	59,373	724	1.22
Time deposits	4.94	71,109	882	4.96	41,729	460	4.41	51,812	2,521	4.87	38,982	1,482	3.80
Notes payable		250	4	4.80	42	1	5.68	17	1	5.91	49	3	4.75

Total interest-bearing liabilities	3.53	120,581	1,052	3.49	96,369	645	2.68	103,456	3,227	3.12	98,404	2,209	2.24

Net interest income			$1,180			$1,565			$5,792			$7,173
Interest rate spread	2.69%			2.55%			4.40%			3.69%			5.21%
Net earning assets		$27,176			$28,427			$28,959			$27,570
Net interest margin(2)	3.12%			3.19%			5.01%			4.37%			5.69%
Ratio of average interest- earning assets to average interest-bearing liabilities		122.54%			129.50%			127.99%			128.02%
_____________________
(1)  Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(2)  Net interest margin represents net interest income as a percentage of average interest-bearing assets.

Rate/Volume Analysis

    The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities.  It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume).  For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Quarter Ended March 31,			Year Ended December 31,
	2008 vs. 2007			2007 vs. 2006
	Increase (decrease) due to		Total increase	Increase (decrease) due to		Total increase
	Volume	Rate	(decrease)	Volume	Rate	(decrease)
Interest-earning assets:	(In thousands)
Loans receivable	$106	$(190)	$(84)	$513	$(758)	$(245)
Investments				(73)	-	(73)
FHLB Stock	-	1	1	(3)	1	(2)
Other interest-earning assets	257	(152)	105	127	(170)	(43)

Total interest-earning assets	$363	$(341)	$22	$564	$(927)	$(363)

Interest-bearing liabilities:
NOW, DDA, savings	$(18)	$-	$(18)	$(94)	$75	$(19)
Time deposits	324	98	422	488	551	1,039
Notes Payable	3	-	3	(2)	-	(2)

Total interest-bearing liabilities	$309	$98	$407	$392	$626	$1,018

Net interest income	$54	$(439)	$(385)	$172	$(1,553)	$(1,381)

Comparison of Results of Operation for the Three Months Ended March 31, 2008 and 2007

    General.  Net loss for the three months ended March 31, 2008 was $261,000 compared to net earnings of $125,000 for the three months ended March 31, 2007.  The earnings represent an annualized  return on average assets of (0.67) % for the three months ended March 31, 2008 and 0.37% for the three months ended March 31,  2007.

    The decrease in net earnings was due primarily to a decrease in our interest-rate spread.  The average yield on assets decreased to 6.04% for the three months ended March 31, 2008 from 7.08% for the three months ended March 31, 2007.  This decline was expected due to a change in emphasis from higher risk and higher rate consumer automobile and unsecured lending to lower risk and lower yielding single-family mortgage lending.  In addition, the average cost of liabilities increased to 3.49% for the three months ended March 31, 2008 from 2.68% for the three months ended March 31, 2007, primarily due to the higher cost of certificate of deposit accounts.

    Net Interest Income.  Net interest income decreased $385,000, or 24.6%, to $1.2 million for the three months ended March 31, 2008 from $1.6 million for the same period in 2007 as the increase in the average balance of our loan portfolio was not enough to offset the lower rates we were earning on our loans and increased costs of our deposits.  Our interest rate spread decreased to 2.55% for the three months ended March 31, 2008 from 4.40% for the same period in 2007, while our average net interest   margin declined to 3.12% at March 31, 2008 from 4.88% at March 31, 2007.  The ratio of average interest-earning assets to average interest-bearing liabilities decreased to 122.5% at March 31, 2008, from 129.5% as of March 31, 2007.

    Interest Income. Interest income for the three months ended March 31, 2008 and March 31, 2007 remained unchanged at $2.2 million.  While the total interest income remained stable, the yield on loans decreased to 6.53% for the three months ended March 31, 2008 from 7.14% for the three months ended March 31, 2007, primarily the result of emphasizing lower yielding and lower risk mortgage loan products.   In addition, the overall yield on average earning assets decreased to 6.04% from 7.08% for the same period due to lower yielding loans and federal funds sold.

    Interest Expense. Interest expense for the three months ended March 31, 2008 was $1.1 million compared to $645,000 for the same period in 2007, an increase of $407,000.  The increase was primarily the result of an increase in both the average balance and average rate of certificate accounts. Average certificate accounts increased to $71.1 million for the three month period ended March 31, 2008 from $41.7 million for the same period in 2007 and the average rate paid on certificates increased to 4.96% from 4.41%.  Approximately $46.7 million, or 60.8%, of total certificates will mature from April 1, 2008 through December 31, 2008, which are costing us an average rate of 5.08%.  It is expected, based on our historical experience, that these certificates would most likely be retained by us at lower rates, based on the recent reductions by the U.S. Federal Reserve Board in the federal funds rate, thus reducing our overall cost of funds.

    Provision for Loan Losses.  We establish an allowance for loan losses by charging amounts to the loan provision at a level required to reflect estimated credit losses in the loan portfolio.  In evaluating the level of the allowance for loan losses, management considers, among other factors, historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect borrowers’ ability to repay, estimated value of any underlying collateral,  prevailing economic conditions, and current factors.

    Based on management’s evaluation of these factors, the provision for loan losses was $225,000 for the three months ended March 31, 2008 and 2007.  Net charge-offs for the three months ended March 31, 2008 were $195,000 compared to $251,000 for the three month period ended March 31, 2007.  For the first quarter of 2008, net charge-offs consisted of $85,000 for automobile loans, $94,000 for credit card and unsecured loans, and $16,000 for home equity loans.  For the same period in 2007, net charge-offs consisted of $141,000 for automobile loans, and $109,000 for credit card and unsecured loans.  Non-performing loans to total loans at March 31, 2008 were 1.20% compared to 0.30% at March 31, 2007. The allowance for loan losses to net loans receivable was 1.14% at March 31, 2008 compared to 1.25% at March 31, 2007.

    Noninterest Income. Noninterest income for the three months ended March 31, 2008 declined $107,000 to $524,000 compared to $631,000 for the same period in 2007.  Loan fees and service charges on deposit accounts decreased by $50,000 and $57,000, respectively, for the three months ended March 31, 2008, compared to the three months ended March 31, 2007 due to a reduction in our fee schedule and the number of demand accounts.

    Noninterest Expense. Noninterest expense for the three months ended March 31, 2008 was $1.9 million, compared to $1.8 million for the same period in 2007.  The largest increase occurred in salaries and employee benefits which was attributable to an increase in employees, normal merit pay increases as well as increased insurance costs.  The number of full-time equivalent employees at March 31, 2008 was 81, compared to 78 at March 31, 2007.

    Income Taxes. For the three months ended March 31, 2008, we recorded an income tax benefit of $157,000 on a before tax loss of $418,000.  Due to credit unions being not-for-profit organizations, we were not subject to federal or state income taxes for the three months ended March 31, 2007.  As a result of our charter conversion to a mutual savings bank on July 1, 2007, we became a for-profit, taxable organization.  Beginning July 1, 2007, our earnings as a savings bank were subject to federal and state income taxes at a combined rate of 37.6%.  Had our earnings in 2007 been subject to income taxes, we would have recorded tax expense of $47,000 and our net earnings after income taxes would have been $78,000.

Comparison of Results of Operations for the Years Ended December 31, 2007 and December 31, 2006

    General.  Net earnings for the year ended December 31, 2007 was $307,000 compared to net earnings of $921,000 for the year ended December 31, 2006.  Absent a one-time $408,000 income tax benefit recorded upon our conversion to a savings bank, we would have recorded a loss for the year ended December 31, 2007 of $101,000.  The earnings represent a return on average assets of 0.22% for 2007 and 0.68% for 2006.

    The decrease in net earnings was due primarily to a decrease in our interest-rate spread.  The average yield on assets decreased to 6.81% for the year ended December 31, 2007 from 7.45% for the year ended December 31, 2006.  This decline was expected due to a change in emphasis from higher risk and higher rate consumer automobile and unsecured lending to lower risk and lower yielding single-family mortgage lending.  In addition, the average cost of liabilities increased to 3.12% for the year ended December 31, 2007 from 2.24% for the year ended December 31, 2006, primarily due to the higher cost of certificate of deposit accounts.

    Net Interest Income.  Net interest income decreased $1.4 million, or 19.4%, to $5.8 million in 2007 from $7.2 million in 2006 as the increase in the average balance of our loan portfolio was not enough to offset the lower rates we were earning on our loans and increased costs of our deposits.  Our interest-rate spread decreased to 3.69% for 2007 from 5.21% for 2006, while our average net interest margin declined to 4.37% at December 31, 2007 from 5.69% for 2006.  The ratio of average interest-earning assets to average interest-bearing liabilities remained relatively stable at approximately 128% during 2007 and 2006.

    Interest Income. Interest income for the year ended December 31, 2007 was $9.0 million compared to $9.4 million for the year ended December 31, 2006, a decrease of $363,000 or 3.9%. The decrease was primarily the result of lower average loan yields during 2007 partially offset by an increase in the average balance of loans.  The yield on loans decreased to 7.01% for 2007 from 7.63% for 2006 primarily the result of emphasizing lower yielding and lower risk mortgage loan products.

    Interest Expense. Interest expense for 2007 was $3.2 million compared to $2.2 million for 2006, an increase of $1.0 million or 46.1%.  The increase was primarily the result of an increase in both the average balance and average rate of certificate accounts. Average certificate accounts increased to $51.8 million for 2007 from $39.0 million for 2006 and the average rate paid on certificates increased to 4.87% for 2007 from 3.80% for 2006.

    Provision for Loan Losses.  We established provisions for loan losses of $898,000 for 2007 and $897,000 for 2006.  Net charge-offs in 2007 and 2006 remained relatively unchanged at $1.0 million.  For 2007, net charge-offs consisted of $452,000 for automobile loans, $464,000 for unsecured loans, and $85,000 for home equity loans.  For 2006, net charge-offs consisted of $536,000 for automobile loans, $382,000 for unsecured loans, $72,000 for one-to-four family mortgage loans, and $14,000 for other secured loans.  Non-performing loans to total loans at December 31, 2007 were 1.10% compared to 0.38% at December 31, 2006. The allowance for loan losses to net loans receivable was 1.12% at December 31, 2007 compared to 1.28% at December 31, 2006.

    Significant changes occurred in the composition of our loan portfolio during 2007 that permitted our provision for loan losses to remain relatively unchanged despite the increase in our nonperforming loans and the size of our total loan portfolio.  The more notable increases occurred in real estate mortgage loans which increased to 60.2% of total loans as of December 31, 2007 from 54.9% of total loans as of December 31, 2006.  Conversely, automobile loans decreased to 12.8% from 17.5% of total loans at December 31, 2007 and 2006, respectively.  In addition, unsecured loans decreased to 9.96% from 12.7% of total loans at December 31, 2007 and 2006, respectively.  These changes in the composition of our loan portfolio were the result of stricter underwriting guidelines for automobile and unsecured lending due to our loss history and our emphasis on conforming mortgage lending.  The changes in the composition of our loan portfolio as well as changes in underwriting standards were both considered in our analysis of the allowance for loan losses.

    Noninterest Income. Noninterest income for 2007 declined $124,000, or 4.8%, to $2.4 million.  Part of the decrease in noninterest income for 2007 was due to the elimination of the membership fee imposed on credit union members which was approximately $39,000 in 2006.  In addition, loan fees and service charges on deposit accounts decreased by $38,000 and $108,000, respectively, for the year ended December 31, 2007, compared to the year ended December 31, 2006 due to a reduction in our fee schedule and the number of demand accounts.

    Noninterest Expense. Noninterest expense for 2007 was $7.6 million, $322,000 or 4.1% less than the $7.9 million for 2006.  The largest decreases occurred in professional fees and data processing services.  The lower professional fees were primarily due to lower attorney and consultant fees associated with our conversion from a credit union to a savings bank.  The lower cost of data processing services was due to the equipment and software being fully depreciated.  The largest category of increase was in salaries and employee benefits which increased by $186,000 or 4.45%.  This increase was attributable to an increase in employees, normal merit pay increases as well as increased insurance costs.  The number of full-time equivalent employees at December 31, 2007 was 80, compared to 74 at December 31, 2006.

    Income Taxes. Due to credit unions being not-for-profit organizations, we were not subject to federal or state income taxes for the year ended December 31, 2006 and the first six months of 2007.  As a result of our charter conversion to a mutual savings bank on July 1, 2007, we became a for-profit, taxable organization.  On July 1, 2007, a deferred tax asset was recorded in the amount of $408,000 as a result of timing differences associated with depreciation of premises and equipment and our net operating loss carryforward.  Beginning July 1, 2007, our earnings as a savings bank were subject to federal and state income taxes at a combined rate of 37.6%.  Had our earnings in 2006 been subject to income taxes, we would have recorded tax expense of $347,000 and our net earnings after income taxes would have been $574,000.

Asset/Liability Management

    Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Our loans generally have longer maturities than our deposits. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk. As of December 31, 2007, our one-year cumulative interest rate sensitivity gap as a percentage of total assets was a negative 7.30%, which generally means if interest rates rise, our net interest income could be reduced because interest paid on interest-bearing liabilities, including deposits and borrowings, could increase more quickly than interest received on interest-earning assets, including loans and other investments. In addition, rising interest rates may hurt our income because they may reduce the demand for loans. In the alternative, if interest rates decrease, our net interest income could increase.

    How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.  The board of directors sets the asset and liability policy of Sunshine Savings Bank, which is implemented by management and an asset/liability committee whose members includes certain members of senior management.

    The purpose of this committee is to communicate, coordinate and control asset/liability management consistent with our business plan and board approved policies. The committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk, and profitability goals.

    The committee generally meets on a quarterly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis and income simulations. The committee recommends appropriate strategy changes based on this review. The committee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors at least quarterly.

    In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

·	Originating adjustable rate home equity loans;
·	Originating a managed amount of short- and intermediate-term fixed rate loans; and
·	Promoting our deposits to establish stable deposit relationships.

    Depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the committee may in the future determine to increase our interest rate risk position somewhat in order to maintain or increase our net interest margin. We intend to continue our existing strategy of originating a mix of single-family fixed-rate mortgage loans, quarterly adjustable home equity lines of credit, and relatively short term secured consumer loans.

    The committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and our present value equity ("PVE"), which is defined as the net present value of our existing assets and liabilities.  The committee also valuates these impacts against the potential changes in net interest income and market value of our portfolio equity that are monitored by the board of directors of Sunshine Savings Bank generally on a quarterly basis.

    Our asset/liability management strategy sets limits on the change in PVE given certain changes in interest rates.  The table presented here, as of December 31, 2007, is forward-looking information about our sensitivity to changes in interest rates.  The table incorporates data from an independent service, as it relates to maturity repricing and repayment/withdrawal of interest-earning assets and interest-bearing liabilities.  Interest rate risk is measured by changes in PVE for instantaneous parallel shifts in the yield curve in 100 basis point increments up and down 300 basis points.  As illustrated in the table below, we would benefit more from a decrease in market rates of interest than an increase.  An increase in rates would negatively impact our PVE as a result of costs of deposit accounts increasing more rapidly than yields on loans due to the fixed rate nature of a large portion of our loan portfolio.  As rates rise, the market value of fixed rate assets generally declines due to both the rate increases and slowing prepayments.

December 31, 2007
Change in Interest Rates in	Present Value Equity			PVE
Basis Points	Amount	$ Change	% Change	Ratio %
(Dollars in Thousands)
+300	$ 16,185	$(5,425)	(25.11)	11.07%
+200	17,888	(3,722)	(17.22)	11.94
+100	19,778	(1,832)	(8.48)	12.87
Base	21,610	-	-	13.72
-100	22,156	546	2.53	13.85
-200	21,736	126	0.58	13.52
-300	21,419	(191)	(0.88)	13.25

    In evaluating our exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered.  For example, although certain assets and liabilities may have similar maturities or repricing periods, they may react in different degrees to changes in market interest rates.  Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in interest rates.  Additionally, certain assets, such as adjustable rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset.  Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed above.  Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.  We consider all of these factors in monitoring our exposure to interest rate risk.

Liquidity

    Liquidity management refers to the ability to generate sufficient cash to fund current loan demand; meet deposit withdrawals and pay operating expenses.  We rely on various funding sources in order to meet these demands. Primary sources of funds include interest-earning balances with other financial institutions, proceeds from principal and interest payments on loans, and loans from the Federal Home Loan Bank.  At March 31, 2008, we had $34.2 million in cash and cash equivalents that could be used for our funding needs.  At December 31, 2007, we had $24.5 million in cash and cash equivalents that could be used for our funding needs.

    Changes in our liquidity position results from our operating, investing and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.  Our primary investing activities include loan originations, loan repayments and investments in other interest-earning assets.  Although financing activities have focused entirely on the generation of deposits, the Federal Home Loan Bank is available for borrowings should the need arise.

    For the three months ended March 31, 2008, cash used in operating activities totaled $16,000, compared to $880,000 in net cash provided by operating activities for the three months ended March 31, 2007.  Cash outflows from investing activities totaled $1.1 million for the three months ended March 31, 2008, compared to $2.5 million for the same period in 2007.  These outflows were primarily due to loan originations exceeding loan pay-offs.  Cash flows from financing activities totaled $10.8 million for the three months ended March 31, 2008, and $7.5 million for the same period in 2007.  This increase was due to increases in deposits.

    For 2007, cash provided from operating activities totaled $2.6 million, compared to $3.4 million for 2006.  Cash outflows from investing activities totaled $8.7 million in 2007 compared to cash inflows of $917,000 in 2006. This net cash used from investing activities in 2007 was due to loan originations exceeding loan pay-offs and the absence of cash flows from maturing investment securities. Cash flows from financing activities totaled $20.0 million of cash inflow for 2007 compared to $9.9 million of cash outflow for 2006.  This change was due to the increase in our deposits.

    Except as set forth above, management is not aware of any trends, events, or uncertainties that will have, or that are reasonably likely to have a material impact on liquidity, capital resources or operations.  Further, management is not aware of any current recommendations by regulatory agencies which, if they were to be implemented, would have this effect.

Off-Balance Sheet Activities

    In the normal course of operations, we engage in a variety of financial transactions that are not recorded in our financial statements.  These transactions involve varying degrees of off-balance sheet credit, interest rate and liquidity risks.  These transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit.  For  the year ended December 31, 2007, we engaged in no off-balance sheet transactions likely to have a material effect on our financial condition, results of operations or cash flows.

A summary of our off-balance sheet commitments to extend credit at March 31, 2008, is as follows:

Commitments to make loans	$880
Unused lines of credit	16,836
Total loan commitments	$17,716

Capital Resources

    Sunshine Savings Bank is subject to minimum capital requirements imposed by the OTS.  Based on its capital levels at December 31, 2007, Sunshine Savings Bank exceeded these requirements as of that date and continues to exceed them as of the date of this prospectus.  Consistent with our goals to operate a sound and profitable organization, our policy is for Sunshine Savings Bank to maintain a “well-capitalized” status under the capital categories of the OTS.  Based on capital levels at December 31, 2007, Sunshine Savings Bank was considered to be well-capitalized.  In addition, as part of our conversion to a federally-chartered savings bank, Sunshine Savings Bank is required to maintain a minimum Tier I capital to total assets ratio of no less than 8% for three years of operation.  See “How We Are Regulated – Regulatory Capital Requirements.”

    At December 31, 2007, equity totaled $17.8 million.  Management monitors the capital levels of Sunshine Savings Bank to provide for current and future business opportunities and to meet regulatory guidelines for “well-capitalized” institutions.  The total capital ratio to risk-weighted assets at December 31, 2007 was 17.78%.  The tier one capital ratio to total assets at December 31, 2007 was 11.1%.

    The capital raised in this offering, with net proceeds estimated to be between $6.1 million and $9.3 million, will significantly increase our regulatory capital levels and ratios.  Based upon our existing capital, and the capital to be raised in this offering, we believe that we will have sufficient capital to carry out our proposed business plan for at least the next year and to meet any applicable regulatory capital requirements during that period.

Impact of Inflation

    The effects of price changes and inflation can vary substantially for most financial institutions.   While management believes that inflation affects the growth of total assets, it believes that it is difficult to

assess the overall impact.   Management believes this to be the case due to the fact that generally neither the timing nor the magnitude of the inflationary changes in the consumer price index (“CPI”) coincides with changes in interest rates.   The price of one or more of the components of the CPI may fluctuate considerably and thereby influence the overall CPI without having a corresponding affect on interest rates or upon the cost of those good and services normally purchased by Sunshine Savings Bank.   In years of high inflation and high interest rates, intermediate and long-term interest rates tend to increase, thereby adversely impacting the market values of investment securities, mortgage loans and other long-term fixed rate loans.   In addition, higher short-term interest rates caused by inflation tend to increase the cost of funds.   In other years, the opposite may occur.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis.  Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur.  This statement further establishes certain additional disclosure requirements.  This statement is effective for our financial statements for the year beginning on January 1, 2008.  The adoption of this statement had no effect on our financial condition and results of operations.

In September 2006, the Financial Accounting Standards Board released Statement No. 157, Fair Value Measurements which defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements.  This Statement applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements.  This Statement was effective for financial statements beginning in 2008.  The adoption of this statement had no effect on our financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”).  SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and early implementation is not permitted.  SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.  Acquisition related costs including finder’s fees, advisory, legal, accounting valuation and other professional and consulting fees are required to be expensed as incurred.  Management is in the process of evaluating the impact of SFAS 141(R) and does not anticipate it will have a material impact on our financial condition or results of operations.

BUSINESS OF SUNSHINE SAVINGS BANK

History

    We were originally chartered as a credit union in 1952 as Sunshine State Credit Union to serve state government employees in the metropolitan Tallahassee area.  We expanded over the years to serve city, county, state and federal government employees as well as the employees of commercial and industrial companies, associations, contract employees serving these groups, and family members.  This expansion resulted in our evolution toward a community financial institution with a growing focus trending more toward real estate lending than the traditional credit union products.

    On July 1, 2007, the credit union converted to a federal mutual savings bank to expand available loan products and to access capital.  The charter conversion also enabled the institution to offer loans to the general public, rather than solely to individuals who qualified for membership at the credit union.  As part of that charter conversion, our deposits became insured by the FDIC.  The new bank was named Sunshine Savings Bank to reflect our historical community roots and our continued commitment to our local community in providing banking services and in our community contributions and activities.

General

    Our principal business consists of attracting retail deposits from the general public and investing those funds, along with borrowed funds, in loans secured by first and second mortgages on one- to four-family residences (including residential construction loans) and consumer loans.  We offer a wide variety of secured and unsecured consumer loan products, including home equity, direct automobile loans, and credit card loans.

    We offer a variety of deposit accounts having a wide range of interest rates and terms, including savings accounts, money market deposit and term certificate accounts and demand accounts.  Our primary sources of funds are deposits and payments on loans.

Market Area

    We consider our primary market area to be the Tallahassee, Florida metropolitan area.  We are headquartered in Tallahassee, Florida and have five retail offices.  Four of our offices are located within Leon County, Florida.  Based on the most recent branch deposit data provided by the FDIC, our share of deposits in that market was approximately 3%.  See “- Competition.”

    Tallahassee is the state capital and home to Florida State University, Florida A&M and Tallahassee Community College and is significantly impacted by government services and education activities.  Our primary market area includes a diverse population of management, professional and sales personnel, office employees, manufacturing and transportation workers, service industry workers and government employees, as well as retired and self-employed individuals.  The population has a skilled work force with a wide range of education levels and ethnic backgrounds.  Major employment sectors are government; education, health and social services; retail trades; professional & business services; leisure & hospitality services; and financial services.

Lending Activities

    The following table presents information concerning the composition of our loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) at the dates indicated.

	March 31		December 31,
	2008		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:	(Dollars in thousands)
One- to four-family	$77,537	60.76%	$75,834	59.68%	$65,547	54.88%
Construction or development	708	0.56	592	0.47	-	-
Total real estate loans	78,245	61.32	76,426	60.15	65,547	54.88

Consumer loans:
Home equity	19,026	14.91	19,032	14.99	15,547	13.02
Automobile	14,723	11.54	16,236	12.78	20,936	17.53
Credit cards and unsecured	11,874	9.30	12,653	9.96	14,537	12.17
Deposit account	1,520	1.19	1,816	1.42	1,979	1.66
Other	2,216	1.74	905	0.70	881	0.74
Total consumer loans	49,359	38.68	50,642	39.85	53,880	45.12

Total loans	127,604	100.00%	127,068	100.00%	119,427	100.00%

Less:
Loans in process	(175)		(7)		(215)
Deferred fees and discounts	42		50		95
Allowance for losses	1,453		1,423		1,526
Total loans, net	$126,284		$125,602		$118,021

The following table shows the composition of our loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) at the dates indicated.

	March 31,		December 31,
	2008		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Fixed-rate loans:
Real estate loans:
One- to four-family	$63,826	50.02%	$61,397	48.32%	$47,139	39.47%

Consumer loans:
Home equity	5,646	4.42	5,883	4.63	4,189	3.51
Automobile	8,142	6.38	8,582	6.75	7,737	6.48
Unsecured	2,594	2.03	2,600	2.05	2,502	2.10
Deposit account	1,520	1.19	1,816	1.43	1,979	1.66
Other	1,977	1.56	633	0.50	417	0.34
Total consumer loans	19,879	15.58	19,514	15.36	16,824	14.09

Total fixed-rate loans	83,705	65.60	80,911	63.68	63,963	53.56

Adjustable-rate loans:
Real estate loans:
One- to four-family	13,711	10.74	14,437	11.36	18,408	15.41
Construction	708	0.56	592	0.47	-	-
Total real estate loans	14,419	11.30	15,029	11.83	18,408	15.41

Automobile	6,582	5.16	7,653	6.02	13,199	11.05
Home equity	13,380	10.49	13,149	10.35	11,358	9.51
Unsecured	2,643	2.07	3,001	2.36	4,370	3.66
Credit Cards	6,637	5.20	7,053	5.55	7,665	6.42
Other	238	0.18	272	0.21	464	0.39
Total consumer loans	29,480	23.10	31,128	24.49	37,056	31.03

Total adjustable-rate loans	43,899	34.40	46,157	36.32	55,464	46.44

Total loans	127,604	100.00%	127,068	100.00%	119,427	100.00%

Less:
Loans in process	(175)		(7)		(215)
Deferred fees and discounts	42		50		95
Allowance for losses	1,453		1,423		1,526
Total loans, net	$126,284		$125,602		$118,021

    The following schedule illustrates the contractual maturity of our loan portfolio at December 31, 2007.  Mortgages that have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due.  The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

	Real Estate Mortgages
	One- to four-family		Construction		Consumer		Total
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Due during year(s) ending December 31,
2008(1)	$695	6.01%	$592	6.66%	$11,987	10.71%	$13,274	10.29%
2009	102	6.73	-	-	5,335	8.15	5,437	8.12
2010	53	6.30	-	-	6,490	7.24	6,543	7.23
2011 to 2012	601	6.60	-	-	7,294	7.44	7,895	7.37
2013 to 2017	9,040	5.85	-	-	4,580	7.17	13,620	6.29
2018 to 2022	11,706	5.39	-	-	6,460	6.61	18,166	5.82
2023 and following	53,637	5.91	-	-	8,496	5.51	62,133	5.85
Total	$75,834	5.83%	$592	6.66%	$50,642	7.81%	$127,068	6.62%
_________________
(1)  Includes demand loans, loans having no stated maturity and overdraft loans.

    The total amount of loans due after December 31, 2008, which have predetermined interest rates is $78.3 million, while the total amount of loans due after such dates which have floating or adjustable interest rates is $38.5 million.

    Our lending policies and loan approval limits are recommended by senior management and approved by the Board of Directors.  Unsecured loans of $50,000 and secured loans of $100,000 and below meeting our underwriting guidelines can be approved by individual loan officers, although secured loans up to $750,000 may be approved by our Chief Executive Officer.  Our loan committee, consisting of our President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, Chief Lending Officer, and our Senior Vice President and Chief Financial Officer, reviews all other loans and all loan modifications.  Loan committee meetings require a quorum of three members of the committee.  Loans submitted to the loan committee require approval of a majority of the members voting and approval of all members present if only three members are present.  Loans exceeding $1.0 million must be approved by the board of directors.  All closed loans are presented to the Board for ratification on a monthly basis.

    At March 31, 2008, the maximum amount under federal law that we could lend to any one borrower and the borrower’s related entities was approximately $2.8 million.  Our five largest lending relationships totaled $2.6 million in the aggregate, or 2.1% of our loan portfolio, at March 31, 2008.  The largest relationship consists of a $680,000 loan secured by a principal residence.  The next four largest lending relationships at March 31, 2008, range from $413,000 to $554,000 and likewise are each secured by a principal residence.  All these loans were current as of March 31, 2008.

    One- to Four-Family Real Estate Lending.  We originate loans secured by first mortgages on one- to four-family residences primarily in our market area.  We originate one- to four-family residential mortgage loans primarily through referrals from real estate agents, builders and from existing customers.  Walk-in customers are also important sources of loan originations.  Since converting from a credit union to a federal mutual savings bank in 2007, we have expanded our target residential mortgage market to include individuals who are not members, with an emphasis on increasing our residential real estate loan originations.

    We generally originate mortgage loans in amounts up to 80% of the lesser of the appraised value or purchase price of a mortgaged property, but will also permit loan-to-value ratios of up to 95%.  For loans exceeding an 80% loan-to-value ratio, we generally require the borrower to obtain private mortgage insurance covering us for any loss on the amount of the loan in excess of 80% in the event of foreclosure.  The majority of our one- to four-family residential loans are originated with fixed rates and have terms of ten to 30 years.  We also originate adjustable-rate mortgage, or ARM, loans which have interest rates that adjust annually to the yield on U.S. Treasury securities adjusted to a constant one-year maturity plus a margin.  Most of our ARM loans are hybrid loans, which after an initial fixed rate period of five or seven years will convert to an adjustable interest rate for the remaining term of the loan.  Our pricing strategy for mortgage loans includes setting interest rates that are competitive with other local financial institutions and consistent with our asset/liability management objectives.  Our ARM loans have terms of up to 30 years with an initial fixed-rate period of one year according to the terms of the loan.  Our ARM loans generally have a cap of two percentage points on rate adjustments during any one year and six percentage points over the life of the loan.  As a consequence of using caps, the interest rates on these loans may not be as rate sensitive as is our cost of funds.  During the quarter ended March 31, 2008, we originated $4.6 million of one- to four-family fixed rate mortgage loans and no one- to four-family ARM loans.  During the year ended December 31, 2007, we originated $18.2 million of one- to four-family fixed rate mortgage loans and $153,000 one- to four-family ARM loans.

    ARM loans generally pose different credit risks than fixed-rate loans, primarily because as interest rates rise, the borrower’s payment rises, increasing the potential for default.  We have not experienced significant delinquencies in our one- to four-family loan portfolio, including our ARM loans.  However, the majority of these loans have been originated within the past several years, when rates were historically low.  We have offered some teaser rates for the initial loan rate on our ARM loans but not at significant discounts from our prevailing rates.  See “- Asset Quality -- Nonperforming Assets” and “-- Classified Assets.”

    Most of our loans are written using generally accepted underwriting guidelines, and are readily saleable to Freddie Mac, Fannie Mae, or other private investors.  Our real estate loans generally contain a “due on sale” clause allowing us to declare the unpaid principal balance due and payable upon the sale of the security property.  The average size of our one- to four-family residential loans was approximately $128,000 at March 31, 2008.

    Property appraisals on real estate securing our one- to four-family residential loans are made by state certified independent appraisers approved by the board of directors.  Appraisals are performed in accordance with applicable regulations and policies.  We generally require title insurance policies on all first mortgage real estate loans originated, but may also originate loans that will be retained for our portfolio with an attorney’s opinion in lieu of title insurance.  Homeowners, liability, fire and, if required, flood insurance policies are also required.

    We also originate construction loans for single family houses to individuals for construction of their primary residence in our market areas.  We will generally originate construction loans in an amount up to 80% for a one- to four-family residential construction loan.  Our construction loans generally have terms up to 12 months and provide for monthly payments of interest only until maturity.  We typically convert construction loans to individuals to permanent loans on completion of construction but do not require take-out financing prior to origination.

    Construction lending is generally considered to involve a higher degree of credit risk than long-term permanent financing of residential properties.  If the estimate of construction cost proves to be inaccurate, we may be compelled to advance additional funds to complete the construction with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan.  If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover all of the unpaid portion of the loan.  In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time.

    Consumer Lending.  We offer a variety of secured consumer loans, including home equity, new and used automobile, boat and other recreational vehicle loans, and loans secured by savings deposits.  We also offer unsecured consumer loans including a credit card product.  We originate our consumer loans primarily in our market areas.

    Our home equity loans, consisting of fixed-rate loans and variable-rate lines of credit, have been increasing in amount and as a percentage of our portfolio consistently over the past several years.  At March 31, 2008, home equity lines of credit totaled $13.4 million and home equity loans totaled $5.6 million, or collectively 38.6% of our consumer loan portfolio and 14.9% of our gross loan portfolio.  The lines of credit may be originated in amounts, together with the amount of the existing first mortgage, of up to 95% of the value of the property securing the loan (less any prior mortgage loans) provided that the borrower obtain private mortgage insurance covering us for any loss on the amount of the loan in excess of 80% in the event of foreclosure.  Home equity lines of credit are originated with an adjustable rate of interest, based on Treasury bill securities adjusted to a constant one-year maturity rate plus a margin.  Home equity lines of credit generally have up to a ten-year draw period and amounts may be reborrowed after payment at any time during the draw period. At March 31, 2008, unfunded commitments on these lines of credit totaled $3.6 million.

    Our fixed-rate home equity loans are originated in amounts, together with the amount of the existing first mortgage, of up to 100% of the appraised value of the subject property for home equity loans (less any prior mortgage loans) provided that the borrower obtain private mortgage insurance covering us for any loss on the amount of the loan in excess of 80% in the event of foreclosure.  These loans may have terms for up to 20 years and are fully amortizing.

    Collateral value is determined through existing appraisals, new appraisals or evaluations by the loan department.  On second mortgages, we do not require title insurance but do require homeowner, liability, fire and, if required, flood insurance policies.

    We make loans on new and used automobiles.  We currently originate automobile loans only on a direct basis although our board recently approved a policy to originate up to $5.0 million of indirect automobile loans using the same underwriting guidelines as our direct automobile loans.  Our automobile loan portfolio totaled $14.7 million at March 31, 2008, or 29.8% of our consumer loan portfolio and 11.5% of our gross loan portfolio.  Automobile loans may be written for a term of up to six years for new cars and five years for used cars and have fixed or adjustable rates of interest.  Loan-to-value ratios are up to 100% of the lesser of the purchase price or the National Automobile Dealers Association value for auto loans, plus up to $1,500 for extended warranty insurance.  We follow our internal underwriting guidelines in evaluating automobile loans, including credit scoring.

    Our consumer loans also include loans secured by new and used boats and recreational vehicles, deposits and unsecured credit card and other consumer loans, all of which, at March 31, 2008, totaled $15.6 million, or 12.2% of our gross loan portfolio.  Loans secured by boats and recreational vehicles typically have terms up to twenty years, and loan-to-value ratios up to 90%.  They are made with fixed and adjustable rates.  Although we currently originate boat and recreational vehicle loans on a direct basis, our board recently adopted a policy to originate up to $10.0 million in boat loans and $5.0 million in recreational vehicle loans using the same underwriting guidelines as comparable direct loans.  Our unsecured consumer loans have either a fixed rate of interest generally for a maximum term of 60 months, or are revolving lines of credit of generally up to $50,000.  At March 31, 2008, unfunded commitments on our unsecured lines of credit totaled $13.2 million, and the average outstanding balance on these lines was approximately $5,700.

    Consumer loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates.  In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities.

    Our underwriting standards for consumer loans include a determination of the applicant’s credit history and an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan.  The stability of the applicant’s monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income.

    Consumer and other loans generally entail greater risk than do one- to four-family residential mortgage loans, particularly in the case of consumer loans that are secured by rapidly depreciable assets, such as manufactured homes, automobiles, boats and other recreational vehicles.  In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance.  As a result, consumer loan collections are dependent on the borrower’s continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Loan Originations, Purchases, Sales, Repayments and Servicing

    We originate both fixed-rate and adjustable-rate loans.  Our ability to originate loans, however, is dependent upon customer demand for loans in our market areas.  Demand is affected by competition and the interest rate environment.  During the past few years, we, like many other financial institutions, have experienced significant prepayments on loans due to the low interest rate environment prevailing in the United States.  In periods of economic uncertainty, the ability of financial institutions, including us, to originate large dollar volumes of real estate loans may be substantially reduced or restricted, with a resultant decrease in interest income.  We have not purchased loans or loan participations or sold loans recently, but we may do so in the future.  If consistent with our asset/liability objectives, we may in the future choose to originate and sell certain one- to four-family mortgage loans to Freddie Mac in transactions where we retain the servicing.

    In addition to interest earned on loans and loan origination fees, we receive fees for loan commitments, late payments and other miscellaneous services.  The fees vary from time to time, generally depending on the supply of funds and other competitive conditions in the market.

The following table shows our loan origination, purchase, sale and repayment activities for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006
Originations by type:	(In thousands)
Fixed-rate:
One- to four-family real estate	$4,286	$ 5,513	$18,908	$16,089
Construction or development	296	105	989	-
Home equity	284	841	3,024	3,230
Automobile	673	951	4,610	4,232
Credit cards and unsecured	287	226	903	612
Deposit accounts	89	225	1,143	1,145
Other	1,428	129	360	398
Total fixed-rate	7,343	7,990	29,937	25,707
Adjustable rate:
One- to four-family real estate	-	-	155	1,550
Home equity	542	1,886	5,886	5,416
Automobile	63	228	666	1,690
Credit cards and unsecured	9	91	352	595
Other	-	7	7	86
Total adjustable rate	614	2,212	7,066	9,337
Total loans originated	7,957	10,202	37,003	35,044

Repayments:
Principal repayments	(7,421)	7,753	(29,482)	(32,890)
Increase (decrease) in other items, net	146	(172)	(60)	(230)
Net increase (decrease)	$ 682	$ 2,277	$ 7,581	$ 1,924

Asset Quality

    Loan Delinquencies and Collection Procedures.  The borrower is notified by both mail and telephone when a loan is four to six days past due.  If the delinquency continues, subsequent efforts are made to contact the delinquent borrower and additional collection notices and letters are sent.  When a loan is 90 days delinquent, we commence repossession or a foreclosure action.  All reasonable attempts are made to collect from borrowers prior to referral to an attorney for collection.  In certain instances, we may modify the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize their financial affairs, and we attempt to work with the borrower to establish a repayment schedule to cure the delinquency.

    As to mortgage loans, if a foreclosure action is taken and the loan is not reinstated, paid in full or refinanced, the property is sold at judicial sale at which we may be the buyer if there are no adequate offers to satisfy the debt.  Any property acquired as the result of foreclosure or by deed in lieu of foreclosure is carried as a foreclosed asset held for sale until it is sold or otherwise disposed of.  When foreclosed assets held for sale are acquired, they are recorded at the lower of the unpaid principal balance of the related loan or its fair market value less estimated selling costs.  The initial writedown of the property is charged to the allowance for loan losses.  Adjustments to the carrying value of the properties that result from subsequent declines in value are charged to operations in the period in which the declines occur.

    Loans are reviewed on a regular basis and are placed on non-accrual status when they are 90 days or more delinquent.  Loans may be placed on a non-accrual status at any time if, in the opinion of management, the collection of additional interest is doubtful.  Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income.  Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.  At March 31, 2008, we had approximately $1.5 million of loans that were held on a non-accrual basis. These loans were considered when calculating the allowance for loan losses.  Our procedures for repossession and sale of consumer collateral are subject to various requirements under the applicable consumer protection laws as well as other applicable laws and the determination by us that it would be beneficial from a cost basis.  At March 31, 2008 we had $135,000 of repossessed automobiles held for sale.

    The following table sets forth our loan delinquencies by type, by amount and by percentage of type at March 31, 2008.

	Loans Delinquent For:
	60-89 Days			90 Days and Over			Total Delinquent Loans
	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category
	(Dollars in thousands)
Real Estate:
One- to four-family	3	$308	0.40%	9	$1,214	1.56%	12	$1,522	1.96%
Consumer	206	1,332	2.70	47	324	0.66	253	1,656	3.36

Total	209	$1,640	1.29%	56	$1,538	1.20%	265	$3,178	2.49%

Nonperforming Assets. The table below sets forth the amounts and categories of nonperforming assets in our loan portfolio.  Loans are placed on non-accrual status when the collection of principal and/or interest become doubtful.  For all years presented, we had no troubled debt restructurings (which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates).  Foreclosed assets include assets acquired in settlement of loans.

	March 31,	December 31,
	2008	2007	2006
Nonaccruing loans	(Dollars in thousands)
One- to four-family	$1,214	$1,182	$-
Home equity	90	56	95
Automobile	186	128	331
Credit cards and unsecured	38	23	26
Deposit accounts	-	-	-
Other	10	11	-
Total	1,538	1,400	452

Foreclosed assets:
One- to four-family	-	-	-
Consumer	135	243	266
Total	135	243	266

Total nonperforming assets	$1,673	$1,643	$718
Total as a percentage of total assets	1.00%	1.05%	0.53%

    For the quarter ended March 31, 2008 and for the year ended December 31, 2007, gross interest income which would have been recorded had the nonaccruing loans been current in accordance with their original terms amounted to $29,000 and $102,000, respectively.  None of these amounts were included in interest income on such loans for either the quarter ended March 31, 2008 or the year ended December 31, 2007.

    Other Loans of Concern.  In addition to the nonperforming assets set forth in the table above, as of March 31, 2008, there were two loans totaling $97,000 with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the nonperforming asset categories.  These loans have been considered in management's determination of our allowance for loan losses.

    Classified Assets.  Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the OTS to be of lesser quality, as "substandard," "doubtful" or "loss."  An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected.  Assets classified as "doubtful" have all of the weaknesses in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable."  Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

    When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management.  General allowances represent loss allowances which have been established to recognize the risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets.  When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount.  An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS and the FDIC, which may order the establishment of additional general or specific loss allowances.

    We regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations.  On the basis of management's review of our assets, at March 31, 2008, we had classified $2.0 million of our loans as substandard or doubtful, of which $1.7 million was included in non-performing assets and of which $1.8 million were to subprime borrowers.  This total amount of classified assets represented 10.9% of our equity capital and 1.1% of our assets at March 31, 2008.

    Allowance for Loan Losses.  The allowance for loan losses is a valuation account that reflects our estimation of the losses in our loan portfolio to the extent they are reasonable to estimate.  The allowance is maintained through provisions for loan losses that are charged to earnings in the period they are established.  We charge losses on loans against the allowance for loan losses when we believe the collection of loan principal is unlikely.  Recoveries on loans previously charged off are added back to the allowance.

    At March 31, 2008, our allowance for loan losses was $1.5 million or 1.14%, of our total loan portfolio and 94.5% of total nonperforming loans.  This estimation is inherently subjective as it requires estimates and assumptions that are susceptible to significant revisions as more information becomes available or as future events change.  The level of allowance is based on estimates and the ultimate losses may vary from these estimates.  Large groups of smaller balance homogeneous loans, such as residential real estate, small commercial real estate, home equity and consumer loans, are evaluated in the aggregate using historical loss factors adjusted for current economic conditions.  Assessing the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received.  In the opinion of management, the allowance, when taken as a whole, reflects estimated loan losses in our loan portfolio.

    As defined in Statement of Financial Accounting Standard No. 114, a loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for residential mortgage loans in excess of $500,000 by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

    Future additions to the allowance for loan losses may be necessary if economic and other conditions in the future differ substantially from the current operating environment.  In addition, the Office of Thrift Supervision as an integral part of its examination process, periodically reviews our loan and foreclosed real estate portfolios and the related allowance for loan losses and valuation allowance for foreclosed real estate.  The Office of Thrift Supervision may require the allowance for loan losses or the valuation allowance for foreclosed real estate to be increased based on its review of information available at the time of the examination, which would negatively affect our earnings.

    There were $195,000 and $1.0 million in net loan charge-offs during the quarter ended March 31, 2008 and the year ended December 31, 2007, respectively, all of which related to consumer loans.

    The following table sets forth an analysis of our allowance for loan losses at the date indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006
	(Dollars in thousands)
Balance at beginning of period	$1,423	$1,526	$1,526	$1,633
Charge-offs:
One- to- four-family	-	-	-	72
Home equity	16	-	85	-
Automobile	104	168	538	778
Credit cards and unsecured	113	133	543	553
Deposit accounts	-	-	-	-
Other	-	-	-	27
Total	233	301	1,166	1,430

Recoveries:
One- to- four-family	-	-	-	-
Home equity	-	-	-	-
Automobile	19	27	86	242
Credit cards and unsecured	19	23	79	171
Deposit accounts	-	-	-	-
Other	-	-	-	13
Total	38	50	165	426

Net charge-offs	195	251	1,001	1,004
Additions charged to operations	225	225	898	897
Balance at end of period	$1,453	$1,500	$1,423	$1,526

Ratio of net charge-offs during the period to average loans outstanding during the period	0.63%	0.85%	0.82%	0.87%

Ratio of net charge-offs during the period to average nonperforming assets	47.04%	156.14%	126.71%	129.72%

Allowance as a percentage of nonperforming loans	94.47%	414.36%	101.64%	337.61%

Allowance as a percentage of total loans (end of period)	1.15%	1.25%	1.13%	1.29%

    The following table sets forth the allocation of our allowance for loan losses by loan category and the percent of loans in each category to total loans receivable, net, at the dates indicated.  The portion of the loan allowance allocated to each loan category does not represent the total available for losses which may occur within the loan category since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.  The distribution of our allowance for losses on loans at the dates indicated is summarized as follows:

	March 31,		December 31,
	2008		2007		2006
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollars in thousands)
One- to four-family	$296	61.32%	$298	60.15%	$114	54.88%
Home equity	122	14.91	84	14.99	44	13.02
Automobile	365	11.54	412	12.78	645	17.53
Credit cards and unsecured	570	9.30	512	9.96	586	12.17
Deposit accounts	-	1.19	-	1.42	-	1.66
Other consumer	100	1.74	117	.70	136	0.74
Total	$1,453	100.00%	$1,423	100.00%	$1,525	100.00%

Investment Activities

    Federal savings banks have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, including callable agency securities, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds.  Subject to various restrictions, federal savings banks may also invest their assets in investment grade commercial paper and corporate debt securities and mutual funds whose assets conform to the investments that the institution is otherwise authorized to make directly.  See "How We Are Regulated -- Sunshine Savings Bank -- Office of Thrift Supervision Regulation" for a discussion of additional restrictions on our investment activities.

    Our chief executive officer and chief financial officer have the basic responsibility for the management of our investment portfolio, subject to the direction and guidance of the Board of Directors.  These officers consider various factors when making decisions, including the marketability, maturity and tax consequences of the proposed investment.  The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

    Our investment portfolio has historically been a small portion of our assets because we attempt to be fully invested in loans.  We intend, however, to utilize our borrowing capacity at the FHLB Atlanta to purchase investment grade securities to leverage our balance sheet and increase our net interest income.  In addition, Sunshine Savings Bank expects its net proceeds initially will be used to invest in short-term liquid assets such as US Government and federal agency securities of various maturities, mortgage-backed or other marketable securities, deposits in other financial institutions, or a combination thereof, until they can be deployed in an orderly fashion.  The general objectives of our investment portfolio will be to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk.  Our investment quality will emphasize safer investments with the yield on those investments secondary to not taking unnecessary risk with the available funds of Sunshine

Savings Bank.  See “Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset and Liability Management and Market Risk.”

    We intend that the investment strategy and portfolio of Sunshine Financial will be similar to that of Sunshine Savings Bank; although Sunshine Financial will be subject to fewer regulatory limits than Sunshine Savings Bank in its investments.  We expect that Sunshine Financial will invest any net proceeds available, after making the loan to the employer stock ownership plan, in short-term liquid assets including deposits in Sunshine Savings Bank, U.S. government and federal agency securities of various materials or other marketable securities.

    We do not currently participate in hedging programs, interest rate caps, floors or swaps, or other activities involving the use of off-balance sheet derivative financial instruments.  Further, we do not invest in securities which are not rated investment grade.

    At March 31, 2008 and December 31, 2007 and 2006, we did not have any investment securities.  As a member of the Federal Home Loan Bank of Atlanta, we had $283,000 in stock of the Federal Home Loan Bank of Atlanta at March 31, 2008.  For the quarter ended March 31, 2008 and the year ended December 31, 2007 and 2006, we received $3,700, $15,000 and $17,000, respectively, in dividends from the Federal Home Loan Bank of Atlanta.

Sources of Funds

    General.  Our sources of funds are primarily deposits, borrowings, payments of principal and interest on loans and funds provided from operations.

    Deposits.  Our current deposit products include checking, savings, money market, savings accounts, and certificates of deposit accounts ranging in terms from seven months to sixty months, and individual retirement accounts with terms starting at eighteen months.  Deposit account terms vary, primarily as to the required minimum balance amount, the amount of time that the funds must remain on deposit and the applicable interest rate.  We solicit deposits primarily in our market areas.  At December 31, 2007, we had no brokered, Internet or wholesale deposits.  We primarily rely on competitive pricing policies, marketing and customer service to attract and retain these deposits.  As of December 31, 2007, core deposits, which we define as our non-certificate or non-time deposit accounts, represented approximately 50.8% of total deposits.

    The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition.  The variety of deposit accounts we offer has allowed us to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand.  We have become more susceptible to short-term fluctuations in deposit flows as customers have become more interest rate conscious.  We try to manage the pricing of our deposits in keeping with our asset/liability management, liquidity and profitability objectives, subject to competitive factors.  Based on our experience, we believe that our deposits are relatively stable sources of funds.  Despite this stability, our ability to attract and maintain these deposits and the rates paid on them has been and will continue to be significantly affected by market conditions.

    A large percentage of our deposits are in certificates of deposit.  Our liquidity could be reduced if a significant amount of certificates of deposit, maturing within a short period of time, were not renewed.  Historically, a significant portion of the certificates of deposit remain with us after they mature and we believe that this will continue.  However, the need to retain these time deposits could result in an increase in our cost of funds.

The following table sets forth our deposit flows during the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006
	(Dollars in thousands)
Opening balance	$137,568	$118,077	$118,077	$127,938
Net Deposits (Withdrawals)	10,244	6,864	16,265	(12,063)
Interest credited	1,048	644	3,226	2,202

Ending balance	$148,860	$125,585	$137,568	$118,077

Net increase (decrease)	$11,292	$7,508	$19,491	$(9,861)

Percent increase (decrease)	8.2%	6.4%	16.5%	(7.7)%

    The following table sets forth the dollar amount of savings deposits in the various types of deposit programs offered by us at the dates indicated.

	March 31,		December 31,
	2008		2007		2006
	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total
	(Dollars in thousands)
Transactions and Savings Deposits:

Non interest-bearing demand	$21,827	14.7%	$20,330	14.8%	$22,434	19.0%
Statement savings	27,801	18.7	27,091	19.7	30,090	25.5
Money market	18,251	12.3	18,381	13.3	21,928	18.6
IRA	4,147	2.7	4,114	3.0	4,306	3.6

Total non-certificates	72,026	48.4	69,916	50.8	78,758	66.7

Certificates:

2.00 - 3.99%	7,925	5.3	5,109	3.7	11,033	9.3
4.00 - 5.99%	68,787	46.2	62,423	45.4	28,286	24.0
6.00 - 7.99%	122	0.1	120	0.1	-	-

Total certificates	76,834	51.6	67,652	49.2	39,319	33.3

Total deposits	$148,860	100.0%	$137,568	100.0%	$118,077	100.0%

    The following table shows rate and maturity information for our certificates of deposit at March 31, 2008.

	2.00- 3.99%	4.00- 5.99%	6.00- 7.99%	Total	Percent of Total
Certificate accounts maturing in quarter ending:	(Dollars in Thousands)
June 30, 2008	$1,055	$15,126	$-	$16,181	21.06%
September 30, 2008	754	13,297	-	14,051	18.29
December 31, 2008	3,562	12,953	-	16,515	21.49
March 31, 2009	1,108	9,410	122	10,640	13.85
June 30, 2009	272	14,883	-	15,155	19.72
September 30, 2009	406	675	-	1,081	1.41
December 31, 2009	232	544	-	776	1.01
March 31, 2010	206	199	-	405	0.53
June 30, 2010	92	100	-	192	0.25
September 30, 2010	53	171	-	224	0.29
December 31, 2010	19	39	-	58	0.08
March 31, 2011	63	99	-	162	0.21
Thereafter	103	1,291	-	1,394	1.81

Total	$7,925	$68,787	$122	$76,834	100.00

Percent of total	10.31%	89.53%	0.16%	100.00%	100.00%

    The following table indicates the amount of our certificates of deposit and other deposits by time remaining until maturity as of March 31, 2008.

	Maturity
	3 months or less	Over 3 to 6 months	Over 6 to 12 months	Over 12 months	Total
	(In thousands)

Certificates of deposit less than $100,000	$12,396	$10,417	$18,936	$12,825	$54,574
Certificates of deposit of $100,000 or more	3,785	3,634	8,219	6,622	22,260
Total certificates of deposit	$16,181	$14,051	$27,155	$19,447	$76,834

    We are a member of and may obtain advances from the Federal Home Loan Bank of Atlanta, which is part of the Federal Home Loan Bank System.  The twelve regional Federal Home Loan Bank’s provide a central credit facility for their member institutions.  These advances are provided upon the security of certain of our mortgage loans and mortgage-backed securities.  These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features, and all long-term advances are required to provide funds for residential home financing.  At March 31, 2008, we had no Federal Home Loan Bank advances outstanding with the ability to borrow approximately $30.0 million.  We plan to rely in part on long-term Federal Home Loan Bank advances to fund asset and loan growth.  We are required to own stock in the Federal Home Loan Bank of Atlanta based on the amount of our advances.  At March 31, 2008, we had $283,000 in that stock.

    The following table sets forth the maximum month-end balance and average balance of borrowings for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006
Maximum balance:	(Dollars in thousands)
Other borrowings	$500	$-	$500	$-

Average balances
Other borrowings	250	-	17	63

Weighted average interest rate of
Other borrowings	4.80%	-%	8.50%	5.00%

    The following table sets forth certain information about our borrowings at the dates indicated.

	March 31, 2008	December 31,
		2007	2006
	(Dollars in thousands)
Amount outstanding:
Federal Home Loan Bank advances	$ -	$ -	$ -
Other borrowings	$ -	$500	-

Weighted average interest rate of
Other borrowings	-%	8.50%	-

Subsidiary and Other Activities

    As a federally chartered savings bank, we are permitted by OTS regulations to invest up to 2% of our assets, or $3.1 million at December 31, 2007, in the stock of, or unsecured loans to, service corporation subsidiaries.  We may invest an additional 1% of our assets in service corporations where such additional funds are used for inner-city or community development purposes.  Sunshine Savings Bank has one subsidiary related to our insurance operations.  Our capital investment in that subsidiary as of March 31, 2008 was $100.

Competition

    We face strong competition in attracting deposits.  Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions, life insurance companies and mortgage bankers.  Other savings institutions, commercial banks, credit unions and finance companies provide vigorous competition in consumer lending.  Commercial business competition is primarily from local commercial banks.  We compete by consistently delivering high-quality, personal service to our customers that result in a high level of customer satisfaction.

    Our market area has a high concentration of financial institutions, many of which are branches of large money center and regional banks that have resulted from the consolidation of the banking industry in Florida and other eastern states.  These include large national lenders and others in our market area that have greater resources than we do and offer services that we do not provide. For example, we do not offer trust services and do not actively seek out multifamily loans.  Customers who seek “one-stop shopping” may be drawn to institutions that offer services that we do not.

    We attract our deposits through our branch office system.  Competition for those deposits is principally from other savings institutions, commercial banks and credit unions located in the same community, as well as mutual funds and other alternative investments.  We compete for these deposits by offering superior service and a variety of deposit accounts at competitive rates.  Based on the most recent branch deposit data provided by the FDIC, Sunshine Savings Bank's share of deposits in the Tallahassee, Florida Metropolitan Statistical Area was approximately 3%.

Employees

    At March 31, 2008, we had a total of 76 full-time employees and 10 part-time employees.  Our employees are not represented by any collective bargaining group.  Management considers its employee relations to be good.

Properties

    At March 31, 2008, we had five full-service offices.  The following table sets forth certain information concerning the main office and each branch office of Sunshine Savings Bank at March 31, 2008.  The aggregate net book value of the Company's premises and equipment was $3.6 million at March 31, 2008.  See also Note 4 of the Notes to Consolidated Financial Statements.  In the opinion of management, the facilities are adequate and suitable for the needs of the Company.

Location	Year Opened	Owned or Leased	Lease Expiration Date	Net book value at March 31, 2008
				(In thousands)
Main office:
1400 East Park Avenue Tallahassee, FL 32301	1985	Owned	-	$2,676

Branch offices:
3266 Mahan Drive Tallahassee, FL 32308	2002	Leased	2027	$ 169

10016 Pines Boulevard Pembroke Pines, FL 33024	2001	Leased	Month to Month	$ 169

1533-A South Monroe Street Tallahassee, FL 32301	1992	Leased	Month to Month	$ -

3534-A Thomasville Road Tallahassee, FL 32308	2007	Leased	2022	$ 433

    We maintain depositor and borrower customer files on an on-line basis, utilizing a telecommunications network, portions of which are leased. The book value of all data processing and computer equipment utilized by Sunshine Savings Bank at March 31, 2008 was $319,000.  Management has a disaster recovery plan in place with respect to the data processing system, as well as Sunshine Savings Bank's operations as a whole.

Legal Proceedings

    From time to time we are involved as plaintiff or defendant in various legal actions arising in the normal course of business.  We do not anticipate incurring any material legal fees or other liability as a result of such litigation.

MANAGEMENT

    The board of directors of Sunshine Financial consists of the same individuals who serve as directors of Sunshine Savings Bank.  The board of directors of Sunshine Financial is divided into three classes, each of which contains approximately one-third of the board.  The directors will be elected by the shareholders of Sunshine Financial for three year terms, or until their successors are elected.  One class of directors, consisting of Patrick E. Lyons, Doris K. Richter and Benjamin F. Betts, Jr., has a term of office expiring in 2008.  A second class of directors, consisting of John W. Madden and Jack P. Dodd, has a term of office expiring in 2009.  The third class of directors, consisting of S. Strom Maxwell, Brian P. Baggett and Louis O. Davis, Jr., has a term of office expiring in 2010.

The following individuals are executive officers of Sunshine Financial and hold the offices set forth below opposite their names.

Name	Age(1)	Position
Louis O. Davis, Jr.	61	President and Chief Executive Officer
Brian P. Baggett	44	Executive Vice President, Chief Operating Officer and Secretary
Scott A. Swain	46	Senior Vice President, Chief Financial Officer and Treasurer
_________________________
(1) As of December 31, 2007.

The executive officers of Sunshine Financial are appointed annually by the board of directors and hold office until their respective successors have been elected or until death, resignation or removal by the board of directors.

    There are currently no established board committees of Sunshine Financial.  Upon completion of the reorganization, the board of directors of Sunshine Financial intends to establish an Audit Committee, Nominating Committee and Compensation Committee, and to adopt written charters governing the composition and responsibilities of these committees.  These charters also will address other matters that may be required under applicable listing standards or as the board of directors may determine from time to time to be good corporate governance practices.  We expect that all of the directors serving on these committees will be independent, as defined in the listing standards of the NASDAQ Stock Market, and one of our current directors will serve on Sunshine Financial’s Audit Committee as the “audit committee expert,” as defined in the rules of the SEC.

    Information concerning the principal occupations, employment and compensation of the directors and executive officers of Sunshine Financial is set forth under “- Directors of Sunshine Savings Bank” and “- Executive Officers Who Are Not Directors.”  Directors of Sunshine Financial initially will not be compensated by Sunshine Financial; however, they will continue to be compensated by Sunshine Savings Bank.  Sunshine Financial will reimburse Sunshine Savings Bank for services rendered by directors on its behalf.  It is not anticipated that separate compensation will be paid to directors of Sunshine Financial until such time as these persons devote significant time to the separate management of Sunshine Financial’s affairs, which is not expected to occur until Sunshine Financial becomes actively engaged in additional businesses other than holding the stock of Sunshine Savings Bank.  Sunshine Financial may determine that such compensation is appropriate in the future.

Directors of Sunshine Savings Bank

    Upon completion of the reorganization and stock offering, the directors of Sunshine Savings Bank immediately prior to the reorganization will continue to serve as directors of Sunshine Savings Bank in stock form.  The board of directors of Sunshine Savings Bank in stock form will consist of eight directors divided into three classes, with approximately one-third of the directors elected at each annual meeting of shareholders.  Because Sunshine Financial will own all the issued and outstanding capital stock of Sunshine Savings Bank following the reorganization, the board of directors of Sunshine Financial will elect the directors of Sunshine Savings Bank.

    The following table sets forth certain information regarding the board of directors of Sunshine Savings Bank.

Name	Age(1)	Positions Held With Sunshine Savings Bank	Director Since	Term of Office Expires

John W. Madden	76	Chairman	1999	2009
Brian P. Baggett	44	Director, Executive Vice President	2007	2010
Benjamin F. Betts, Jr.	66	Director	2008	2011
Louis O. Davis, Jr.	61	President, Chief Executive Officer and Director	2007	2010
Jack P. Dodd	73	Director	2002	2009
Patrick E. Lyons	43	Director	1997	2011
S. Strom Maxwell	72	Director	1990	2010
Doris K. Richter	61	Director	2002	2011
_________________________
(1)    As of December 31, 2007.

    The business experience of each director for at least the past five years is set forth below.

    John W. Madden.  Mr. Madden worked for the State of Florida for over 40 years.  He has most recently served as Assistant Comptroller.  He also served as Manager of Policy Planning and Program Development, and held various other positions.  Mr. Madden retired in 2006.

    Brian P. Baggett.  Mr. Baggett is currently Executive Vice President of Sunshine Savings Bank.  He has been employed with Sunshine Savings Bank for the last 17 years.  His current responsibilities include bank administration.  He has overseen all major areas of the Bank.

    Benjamin F. Betts, Jr.  Mr. Betts is a Certified Public Accountant.  He is currently a partner with the firm of Betts, Rogers, Schenck & Jones, CPAs, located in Tallahassee, Florida.

    Louis O. Davis, Jr.  Mr. Davis is the President and Chief Executive Officer of Sunshine Savings Bank, a position he has held since 2005.  He has 25 years of experience managing thrifts in Florida, including serving as President and Chief Executive Officer of First Bank of Florida and its publicly-traded holding company, First Palm Beach Bancorp.  Mr. Davis also held senior management positions with First Federal of the Palm Beaches, a mutual thrift in West Palm Beach, Florida.

    Jack P. Dodd.  Mr. Dodd was employed as an administrator for the State of Florida in the Division of Marketing and Development for the Department of Agriculture for over 27 years.  During his years employed by the State of Florida, he was the Senior Vice President for Marketing for First America Bank in Tallahassee, Florida.  Before that, he was a founder, director and held the Vice Chair position at Andrew Jackson Savings and Loan.

    Patrick E. Lyons.  Mr. Lyons is a law enforcement officer in the Leon County Sheriff's Office.  he has held that position since 1998.  Prior to that, Mr. Lyons was employed by Sunshine State Credit Union for 12 years.

    S. Strom Maxwell.  Mr. Maxwell is currently retired.  He was a senior attorney with the State of Florida Department of Financial Services, a position he held for over 30 years.

    Doris K. Richter.  Ms. Richter is President of VIP Travel and Tours, Inc., a full-service travel agency located in Tallahassee, Florida.  Ms. Richter has been with VIP Travel and Tours, Inc. since 1991.

Director Compensation

    Directors of Sunshine Savings Bank (excluding Louis O. Davis, Jr., the President and Chief Executive Officer of the Bank, and Brian P. Baggett, Executive Vice President of the Bank, who receive no separate compensation for their service as a director) receive compensation for their service on the board of directors of the Bank.  In setting their compensation, the board of directors considers the significant amount of time and level of skill required for director service.  Director compensation is reviewed annually by the Compensation Committee, which makes recommendations for approval by the Board of Directors.  For the year ended December 31, 2007, this compensation consisted of fees of $300 for each board meeting attended, for all directors except the chairman, who receives $375 per board meeting attended.  In addition, members of the Audit Committee and Compensation Committee each receive $75 for each committee meeting attended.  The directors are not paid additional fees for service on various board committees.

    The following table provides compensation information for each non-employee member of the board of directors of Sunshine Savings Bank during the year ended December 31, 2007.

Name	Fees Earned or Paid in Cash	Total
John W. Madden	$1,875	$1,875
Pamela A. Bullard(1)	1,500	1,500
Jack P. Dodd	1,950	1,950
Doris K. Richter	1,950	1,950
Patrick E. Lyons	1,875	1,875
S. Strom Maxwell	1,875	1,875
Benjamin F. Betts, Jr.	---	---
_______________________
(1) Mrs. Bullard retired from the Board of Directors in April 2008.

    Directors are provided or reimbursed for travel and lodging and other customary out-of-pocket expenses incurred in attending out-of-town board and committee meetings, industry conferences and continuing education seminars.

Corporate Governance

    The board of directors of Sunshine Financial intends to adopt a code of business conduct and ethics.  The code of business conduct and ethics, which applies to all employees and directors, will address conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations.  In addition, the code of business conduct and ethics will be designed to attempt to deter wrongdoing and to promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure, compliance with all applicable laws, rules and regulations, prompt internal reporting of violations of the code and accountability for adherence to the code.

Meetings and Committees of the Board of Directors of Sunshine Savings Bank

    Our board of directors generally meets monthly.  During the year ended December 31, 2007, the board of directors held 11 meetings.  No director attended fewer than 75% of the total meetings of the board of directors and committees on which such board member served during this period.

    We have standing Executive, Audit, Compensation and Nominating Committees.  During 2007, the Executive Committee was comprised of Directors Madden (chair), Bullard, Davis and Lyons.  The Audit Committee was comprised of Directors Dodd (chair), Richter and Maxwell.  The Compensation Committee was comprised of Directors Lyons (chair), Dodd and Richter.  The Nominating Committee was comprised of Directors Madden (chair), Bullard and Davis.  Mrs. Bullard retired from the Board of Directors in April 2008.

    The Executive Committee acts on behalf of the entire board in between regularly scheduled meetings.  This Committee did not meet in 2007.

    The Audit Committee’s primary responsibilities were to meet with both the internal and external auditors on behalf of the board of directors to review and discuss their findings, and to make recommendations to the board regarding the selection of the external auditors.  This committee met eight times in 2007.  The members of the Bank’s Audit Committee, along with Director Betts, are expected to be appointed to the Audit Committee of Sunshine Financial after the Reorganization.  All of those directors will be “independent” as that term is defined for audit committee members in the listing standards of the Nasdaq Stock Market, and Benjamin F. Betts, Jr. will be designated as the “audit committee financial expert” as defined in the rules of the SEC.

    The Compensation Committee was responsible for the recommendation to the board of directors of the chief executive officer’s annual compensation package.  It also reviews the compensation of the other senior officers and reviews all bonus calculations and officer and employee benefits.  This committee met one time in 2007.

    The Nominating Committee is responsible for receiving applications from potential new candidates, interviewing and recommending nominees to fill board vacancies, preparing for, directing and holding the election of directors at the Annual Meeting, and ensuring all election rules are followed according to the board’s policies.  This Committee did not meet during 2007.

Executive Officers of Sunshine Savings Bank Who Are Not Directors

    Each of the executive officers of Sunshine Savings Bank will retain his or her office following the Reorganization.  Executive officers are appointed annually by the board of directors of Sunshine Savings Bank.  The business experience for at least the past five years for each of the executive officers of Sunshine Savings Bank, who do not serve as directors, is set forth below.

    Scott A. Swain. Mr. Swain is the Senior Vice president and Chief Financial Officer of Sunshine Savings Bank, a position he has held since December 2004.  Prior to joining Sunshine Savings Bank, Mr. Swain held a similar position at Heartland Community Bank, Camden, Arkansas and Northwest Federal Savings Bank, Spencer, Iowa.  Prior to that, Mr. Swain was a safety and soundness examiner with the Office of Thrift Supervision.

Executive Compensation

    We use a combination of salary, bonuses and other employee benefits to attract and retain qualified persons to serve as executive officers of Sunshine Financial and Sunshine Savings Bank.  In setting compensation for executive officers, the Compensation Committee considers the significant amount of time and level of skill required to perform the required duties of each person’s position, taking into account the complexity of our business.  The Compensation Committee establishes executive officer compensation annually.  After the reorganization, we intend to add stock-based compensation as a component of our executive compensation program.

    Summary Compensation Table.  The following table sets forth a summary of certain information concerning the compensation paid by Sunshine Savings Bank for services rendered in all capacities during the year ended December 31, 2007 to the President and Chief Executive Officer of Sunshine Savings Bank and the two other highest compensated executive officers of Sunshine Savings Bank at December 31, 2007, whose total compensation for 2007 exceeded $100,000.  We will use the term “named executive officers” in this prospectus to refer to the persons listed in this table.

Name and Principal Position	Year	Salary	Bonus	All Other Compensation(1)	Total

Louis O. Davis, Jr. President and Chief Executive Officer	2007	$157,000	$-	$26,324	$183,324
Brian P. Baggett Executive Vice President	2007	$147,000	$7,500	$24,080	$178,580
Scott A. Swain Chief Financial Officer	2007	$103,075	$7,500	$16,372	$126,947
___________________________

(1)	The amounts included in this column reflect contributions made by the Bank pursuant to the Money Purchase Pension Plan during 2007.

Employment Agreements

    Effective January 1, 2008 the Bank entered into an employment agreement with Mr. Davis, which has a three-year term with continuing annual extensions, subject to approval by the board of directors.  Under the terms of this agreement, Mr. Davis's minimum base salary is $178,000.  The amount of annual base salary is reviewed by the Compensation Committee each year.  The employment agreement also provides for the payment of club fees; life insurance; fully paid health, dental and long-term disability insurance; participation in any retirement plans; and participation in any other executive compensation plan.  Mr. Davis also is entitled to expense reimbursement, professional and educational dues, expenses for programs related to Sunshine Savings Bank operations, including travel costs.

    Under the employment agreement, if Mr. Davis's employment is terminated for any reason other than cause, death, or disability, or if Mr. Davis terminates his employment for good reason, he will be entitled to his salary for the remaining term of the agreement and continued eligibility under the health benefit programs for executive officers.  The employment agreement includes an agreement not to compete with Sunshine Savings Bank and Sunshine Financial in the delivery of financial services for a period of one year following termination of employment.   The value of compensation and benefits payable under the agreement is capped so as to prevent imposition of the golden parachute tax under Section 280G of the Internal Revenue Code.

Benefits

    Medical Benefits. We currently provide health benefits to our employees, including hospitalization and comprehensive medical benefits.  Dental insurance, life and short- and long-term disability insurance are subject to certain deductibles and copayments by employees.

    Money Purchase Pension Plan.  We offer a qualified, tax-exempt money purchase pension plan (the "MPP Plan"). Under the MPP Plan, we make a fixed annual contribution on behalf of eligible employees. Employees may not contribution to the MPP Plan.

    All employees participate in the MPP Plan after they have completed 1 year of service, on the next following January 1 or July 1.  A year of service is a 12 consecutive month period during which the employee has been credited with at least 1,000 hours of service.  The first 12 month period begins on the date the employee starts working for us.  Subsequent 12 month periods are determined by reference to the calendar year.

    Each year we make a contribution to the MPP Plan on behalf of all actively employed participants.  The amount of each eligible participant=s contribution is 10% of compensation, plus 5.4% of all compensation in excess of $6,000.  IRS limits may reduce the amount of our MPP Plan contributions for affected participants.  The Board of Directors expects to change the level of contributions under this plan upon implementation of an employee stock ownership plan.

    Participants direct the investment of their MPP Plan accounts, among investment funds made available from time to time.  Changes in investment directions are permitted pursuant to procedures established by the plan administrator.  Participants receive a statement at least quarterly that provides information including, among other things, the value of their MPP Plan accounts.

    We intend that participants be able to elect to invest their MPP Plan accounts in our stock.  To accomplish this, the MPP Plan will be changed from a money purchase pension form qualified plan to a profit sharing type of qualified plan, because profit sharing plans permit a larger amount of plan assets to be invested in employer stock.  The principal difference between a money purchase pension plan and a profit sharing plan is that contributions are fixed under a money purchase pension plan, and may be discretionary under a profit sharing plan.

    Contributions and earnings under the MPP Plan vest after a participant is credited with 3 years of service.  Prior to that, the participant has no vested interest in his MPP Plan contributions and earnings.  However, participants who attain age 65 or die while actively employed with us will become 100% vested regardless of their years of service.  A year of service for vesting purposes is a calendar year in which the participant is credited with at least 1,000 hours of service.

    Distribution of a participant's vested account may be made upon termination of employment.   Distributions will be made in the form of an annuity, in installments, or in a lump sum, as and when elected by the participant but subject to spousal consent requirements and other plan rules.

    401(k) Plan.  We offer a qualified, tax-exempt savings plan to our employees with a cash or deferred feature qualifying under Section 401(k) of the Code (the “401(k) Plan”).  All employees who have attained age 18 and have completed six months of service are eligible to make 401(k) contributions as of the next following January 1 or July 1.

    During 2008, participants were permitted to make salary reduction contributions to the 401(k) Plan of up to 100% of their annual salary, up to a maximum of $15,500.  In addition, participants who have attained age 50 may defer an additional $5,000 annually as a 401(k) “catch-up” contribution.  All contributions made by participants are before-tax contributions.  We have the ability to match 401(k) contributions (other than catch-up contributions) in an amount equal to 100% of the participant’s 401(k)

deferrals for the year.  We did not make any matching contributions during 2007.  We may also make a discretionary profit sharing contribution under the 401(k) Plan, though no such contribution was made in 2007.  All participant 401(k) contributions and earnings are fully and immediately vested.  All matching and profit sharing contributions and earnings vest at a rate of 25% per year, beginning with the second year of service and continuing through the fifth year of service.  A year of service for vesting purposes is a calendar year during which the participant is credited with at least 1,000 hours of service.  However, in the event of retirement at age 65 or older, permanent disability or death while actively employed, a participant will automatically become 100% vested in the value of all matching and profit sharing contributions and earnings thereon, regardless of the number of years of service with Sunshine Savings Bank.

    Participants may invest amounts contributed by them, as well as employer contributions (to the extent they are fully vested), to their 401(k) Plan accounts in one or more investment options available under the 401(k) Plan.  Changes in investment directions among the funds are permitted on a periodic basis pursuant to procedures established by the plan administrator.  Each participant receives a quarterly statement which provides information regarding, among other things, the market value of his investments and contributions made to the 401(k) Plan on his behalf.  Participants are permitted to borrow against their account balance in the 401(k) Plan.  Hardship distributions are also permitted.

    Distribution of a participant's vested account may be made upon termination of employment.   Distributions will be made in the form of an annuity, in installments, or in a lump sum, as and when elected by the participant but subject to spousal consent requirements and other plan rules.

    Employee Stock Ownership Plan.  We intend to adopt an employee stock ownership plan for employees of Sunshine Financial and Sunshine Savings Bank to become effective upon the reorganization.  Employees of Sunshine Financial and Sunshine Savings Bank who have been credited with at least 1,000 hours of service during a twelve month period are eligible to participate in the employee stock ownership plan.

    As part of the reorganization, it is anticipated that the employee stock ownership plan will borrow funds from Sunshine Financial.  The employee stock ownership plan will use these funds to purchase a number of shares of common stock equal to 3.92% of the shares of common stock to be outstanding after this offering.  It is anticipated that this loan will equal 100% of the aggregate purchase price of the common stock acquired by the employee stock ownership plan.  The loan to the employee stock ownership plan will be repaid primarily from Sunshine Savings Bank’s contributions to the employee stock ownership plan over a period of ten years, and from dividends on common stock held by the employee stock ownership plan.  Collateral for the loan will be the common stock purchased by the employee stock ownership plan.  The interest rate for the loan is expected to be the minimum rate prescribed by the Internal Revenue Code that is considered reasonable.  Sunshine Financial may, in any plan year, make additional discretionary contributions for the benefit of plan participants.  These contributions may be made either in cash or in shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by Sunshine Financial or upon the sale of treasury shares by Sunshine Financial.  The timing, amount and manner of future contributions to the employee stock ownership plan will be affected by various factors, including the terms of the employee stock ownership loan, prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

    Shares purchased by the employee stock ownership plan with the proceeds of the loan will be held in a suspense account and released to participants’ accounts as debt service payments are made. Shares released from the employee stock ownership plan will be allocated to each eligible participant’s employee stock ownership plan account based on the ratio of each such participant’s eligible compensation to the total eligible compensation of all eligible employee stock ownership plan participants.  An employee is eligible for an employee stock ownership allocation if he is credited with

1,000 or more hours of service during the plan year, and either is actually employed on the last day of the plan year or has attained age 65.  Forfeitures will be reallocated among remaining participating employees in the same manner as an employee contribution.  The account balances of participants within the employee stock ownership plan will become 100% vested after five years of service.  Credit for eligibility and vesting is given for years of service with Sunshine Savings Bank and its predecessor, Sunshine State Credit Union, prior to adoption of the employee stock ownership plan.  In the case of a “change in control,” as defined in the employee stock ownership plan, which triggers a termination of the employee stock ownership plan, participants immediately will become fully vested in their account balances.  Benefits are payable upon retirement or other separation from service, or upon termination of the plan.  Sunshine Financial’s contributions to the employee stock ownership plan are not fixed and the value of the common stock cannot be determined in advance, so benefits payable under the employee stock ownership plan cannot be estimated.

    First Bankers Trust, Quincy, Illinois, is expected to serve as trustee of the employee stock ownership plan.  Under the employee stock ownership plan, the trustee must vote all allocated shares held in the employee stock ownership plan in accordance with the instructions of the participating employees, and unallocated shares will be voted in the same ratio on any matter as those allocated shares for which instructions are given.

    Generally accepted accounting principles require that any third party borrowing by the employee stock ownership plan be reflected as a liability on Sunshine Financial’s statement of financial condition.  Since the employee stock ownership plan is borrowing from Sunshine Financial, such obligation is not treated as a liability, but will be excluded from stockholders’ equity.  If the employee stock ownership plan purchases newly issued shares from Sunshine Financial, total stockholders’ equity would neither increase nor decrease, but per share stockholders’ equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.

    The employee stock ownership plan will be subject to the requirements of ERISA, and the regulations of the IRS and the Department of Labor thereunder.

    Equity Incentive Plan.  Currently, we intend to adopt, within one year after completion of the offering, an equity incentive plan providing for stock options and restricted stock for the benefit of selected directors, officers and employees.  We anticipate that the plan will have reserved a number of shares equal to 4.90% and 1.96%, respectively, of the common stock to be outstanding after this offering for stock option and restricted stock awards, respectively.  Grants of restricted stock will be issued without cost to the recipient.  If a determination is made to implement a plan for stock options and restricted stock, the plan will be submitted to shareholders for their consideration, at which time the shareholders would be provided with detailed information regarding such plan.  If such plan is approved and effected, it will have a dilutive effect on Sunshine Financial’s shareholders as well as affect Sunshine Financial’s net income and shareholders’ equity, although the actual results cannot be determined until the plan is implemented.  No plan for stock options and restricted stock will be implemented sooner than six months after the date of the completion of the reorganization, subject to continuing OTS jurisdiction.

Business Relationships and Transactions with Executive Officers, Directors and Related Persons

    Sunshine Savings Bank may engage in a transaction or series of transactions with our directors, executive officers and certain persons related to them.  These transactions are subject to the review and approval of the Board of Directors of Sunshine Savings Bank.  During 2007, there were no transactions of this nature, the amount of which exceeded $120,000.

    Sunshine Savings Bank has followed a policy of granting loans to officers and directors, which fully complies with all applicable federal regulations.  Loans to directors and executive officers are made in the ordinary course of business and on the same terms and conditions, including interest rates and collateral, as those of comparable transactions with non-insider employees prevailing at the time, in accordance with our underwriting guidelines, and do not involve more than the normal risk of collectibility or present other unfavorable features.

    All loans to directors and executive officers and their related persons totaled approximately $487,000 at March 31, 2008, and were performing in accordance with their terms at that date.

HOW WE ARE REGULATED

    Set forth below is a brief description of certain laws and regulations that are applicable to Sunshine Savings Bank and will be applicable to Sunshine Savings MHC and Sunshine Financial.  The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

    Legislation is introduced from time to time in the United States Congress that may affect our operations.  In addition, the regulations governing Sunshine Savings MHC, Sunshine Financial and Sunshine Savings Bank may be amended from time to time by the FDIC, the OTS or the SEC, as appropriate.  Any such legislative or regulatory changes in the future could adversely affect our operations and financial condition.  No assurance can be given as to whether or in what form any such changes may occur.

    The OTS has extensive enforcement authority over all savings associations and their holding companies, including Sunshine Savings MHC, Sunshine Financial and Sunshine Savings Bank.  This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions.  In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices.  Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS.  Except under certain circumstances, public disclosure of formal enforcement actions by the OTS is required by law.

Sunshine Savings Bank

    Sunshine Savings Bank, as a federally chartered savings bank, is subject to regulation and oversight by the OTS which extends to all aspects of its operations.  This regulation of Sunshine Savings Bank is intended for the protection of depositors and the insurance of accounts fund and not for the purpose of protecting shareholders.  Sunshine Savings Bank is required to maintain minimum levels of regulatory capital and is subject to some limitations on the payment of dividends to Sunshine Financial.  See “- Regulatory Capital Requirements” and “- Limitations on Dividends and Other Capital Distributions.”  Sunshine Savings Bank also is subject to regulation and examination by the FDIC, which insures the deposits of Sunshine Savings Bank to the maximum extent permitted by law.

    Office of Thrift Supervision.  The investment and lending authority of Sunshine Savings Bank is prescribed by federal laws and regulations, and it is prohibited from engaging in any activities not permitted by such laws and regulations.

    As a federal savings bank, Sunshine Savings Bank is required to meet a qualified thrift lender test.  This test requires Sunshine Savings Bank to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis.  As an alternative, we may maintain 60% of our assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code.  Under either test, we are required to maintain a significant portion of our assets in residential-housing-related loans and investments.  Any institution that fails to meet the qualified thrift lender test becomes subject to certain restrictions on its operations and must convert to a national bank charter, unless it re-qualifies as, and thereafter remains, a qualified thrift lender.  If such an institution has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank.  As of March 31, 2008, Sunshine Savings Bank met this requirement with a qualified thrift lender percentage of approximately 98.2%.

    Our relationship with our depositors and borrowers is regulated to a great extent by federal laws and regulations, especially in such matters as the ownership of savings accounts and the form and content of our mortgage requirements.  In addition, the branching authority of Sunshine Savings Bank is regulated by the OTS.  Sunshine Savings Bank is generally authorized to branch nationwide.

    Sunshine Savings Bank is subject to a statutory lending limit for aggregate loans to one person or a group of persons combined because of certain common interests.  That limit is equal to 15% of our unimpaired capital and surplus, except for loans fully secured by readily marketable collateral, in which case that limit is increased to 25%.  At March 31, 2008, Sunshine Savings Bank's lending limit under this restriction was $2.70 million. We have no loans or lending relationships in excess of our lending limit.

    The OTS’s oversight of Sunshine Savings Bank includes reviewing its compliance with the customer privacy requirements imposed by the Gramm-Leach-Bliley Act of 1999 and the anti-money laundering provisions of the USA Patriot Act.  The Gramm-Leach-Bliley privacy requirements place limitations on the sharing of consumer financial information with unaffiliated third parties.  They also require each financial institution offering financial products or services to retail customers to provide such customers with its privacy policy and with the opportunity to “opt out” of the sharing of their personal information with unaffiliated third parties.  The USA Patriot Act significantly expands the responsibilities of financial institutions in preventing the use of the United States financial system to fund terrorist activities.  Its anti-money laundering provisions require financial institutions operating in the United States to develop anti-money laundering compliance programs and due diligence policies and controls to ensure the detection and reporting of money laundering.  These compliance programs are intended to supplement existing compliance requirements under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations.

    We are subject to periodic examinations by the OTS.  During these examinations, the examiners may require Sunshine Savings Bank to provide for higher general or specific loan loss reserves, which can impact our capital and earnings.  As a federal savings bank, Sunshine Savings Bank is subject to a semi-annual assessment, based upon its total assets, to fund the operations of the OTS.

    Transactions between Sunshine Savings Bank and its affiliates generally are required to be on terms as favorable to the institution as transactions with non-affiliates, and certain of these transactions, such as loans to an affiliate, are restricted to a percentage of Sunshine Savings Bank's capital.  In addition, Sunshine Savings Bank may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates.  Sunshine Financial and Sunshine Savings MHC will be affiliates of Sunshine Savings Bank.

    In accordance with these affiliate limits, Sunshine Financial and Sunshine Savings Bank will enter into a tax allocation agreement upon completion of the mutual holding company reorganization.  Since Sunshine Financial will own 100% of the issued and outstanding capital stock of Sunshine Savings Bank, Sunshine Financial and Sunshine Savings Bank will be members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group Sunshine Financial will be the common parent corporation.  As a result of this affiliation, Sunshine Savings Bank may be included in the filing of a consolidated federal income tax return with Sunshine Financial and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.  In addition, Sunshine Financial is willing to undertake the responsibilities regarding the preparation of, filing of and accounting with respect to such consolidated federal income tax return.

    Sunshine Savings MHC, Sunshine Financial and Sunshine Savings Bank also intend to enter into an expense allocation agreement.  Pursuant to this agreement, Sunshine Financial will reimburse Sunshine Savings Bank and Sunshine Savings MHC will reimburse Sunshine Financial for expenses incurred by it that are attributable to the activities of Sunshine Financial and/or Sunshine Savings MHC.  Sunshine Financial and Sunshine Savings MHC shall pay all fees and other expenses that are attributable solely to their respective operations and shall pay for the use of equipment and employees in such amounts as are mutually determined by them, but in any event, such amounts shall be no less than the fair market value of the goods and services received.

    The OTS has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits.  Any institution regulated by the OTS that fails to comply with these standards must submit a compliance plan.

    FDIC Regulation and Insurance of Accounts.  Sunshine Savings Bank’s deposits are insured up to the applicable limits by the FDIC, and such insurance is backed by the full faith and credit of the United States Government.  As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions.  Our deposit insurance premiums for the second six months of 2007 were $44,700.  It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the deposit insurance fund.  The FDIC also has the authority to initiate enforcement actions against Sunshine Savings Bank and may terminate our deposit insurance if it determines that we have engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

Sunshine Financial and Sunshine Savings MHC

    As savings association holding companies, Sunshine Financial and Sunshine Savings MHC are subject to regulation, supervision and examination by the OTS.  The terms of their charters and bylaws are prescribed by the OTS.  Under regulations of the OTS, Sunshine Savings MHC must own a majority of outstanding shares of Sunshine Financial in order to qualify as a mutual holding company.  Applicable federal laws and regulations limit the activities of Sunshine Financial and Sunshine Savings MHC and require the approval of the OTS for any acquisition or divestiture of a subsidiary, including another financial institution or holding company thereof.  Transactions between Sunshine Savings MHC or Sunshine Financial and Sunshine Savings Bank are subject to regulatory limits and requirement for transactions with affiliates.

    If Sunshine Savings Bank fails the qualified thrift lender test, Sunshine Savings MHC and Sunshine Financial must obtain the approval of the OTS prior to continuing, directly or through other subsidiaries, any business activity other than those approved for bank holding companies or their subsidiaries.  In addition, within one year of such failure, Sunshine Savings MHC and Sunshine Financial must register as, and will become subject to, the restrictions applicable to bank holding companies.

    Under regulations of the OTS, Sunshine Savings MHC may convert to the stock form of ownership, though it has no current intention to do so.  In that stock conversion, the members of Sunshine Savings MHC would have a right to subscribe for shares of stock in a new company that would own Sunshine Savings MHC's shares in Sunshine Financial.  In addition, each share of stock in Sunshine Financial not owned by Sunshine Savings MHC, would be converted into shares in that new company in an amount that preserves the holder’s percentage ownership.

Regulatory Capital Requirements

    Capital Requirements for Sunshine Savings Bank.  Sunshine Savings Bank is required to maintain minimum levels of regulatory capital under regulations of the OTS.  In addition, the OTS is also authorized to impose capital requirements in excess of these standards on a case-by-case basis.

    The capital regulations require tangible capital of at least 1.5% of adjusted total assets, as defined by regulation.  At March 31, 2008, Sunshine Savings Bank had tangible capital of $16.6 million or 9.94% of adjusted total assets.

    The capital standards require core or Tier 1 capital equal to at least 3.0% of adjusted total assets for the strongest institutions with the highest examination rating and 4.0% of adjusted total assets for all other institutions, unless the OTS requires a higher level based on the particular circumstances or risk profile of the institution.  Core capital generally consists of tangible capital, plus certain intangibles.  In connection with our conversion to a federally chartered savings bank our required core capital level was set at 8% for our first three years of operation as a federally chartered savings bank.  At March 31, 2008, Sunshine Savings Bank had core capital equal to $16.6 million or 9.94% of adjusted total assets.

    The OTS also requires Sunshine Savings Bank to have total capital of at least 8.0% of risk-weighted assets.  Total capital consists of core or Tier 1 capital, as defined above, and Tier 2 capital, which for Sunshine Savings Bank, at March 31, 2008, consisted of $1.3 million of its allowance for possible loan and lease losses.  Tier 2 capital may be used to satisfy this risk-based requirement only to the extent of Tier 1 capital.  In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset.  The OTS is authorized to require Sunshine Savings Bank to maintain an additional amount of total capital to account for concentration of credit risk, level of interest rate risk, equity investments in non-financial companies and the risk of non-traditional activities.  At March 31, 2008, Sunshine Savings Bank total capital of $17.9 million or 16.8% of risk-weighted assets.

    The OTS is authorized and, under certain circumstances, required to take certain actions against savings banks that fail to meet these capital requirements, or that fail to maintain an additional capital ratio of Tier 1 capital of at least 4.0% of risk weighted-assets.  The OTS is generally required to take action to restrict the activities of an “undercapitalized institution,” which is an institution with less than either a 4.0% core capital ratio, a 4.0% Tier 1 risked-based capital ratio or an 8.0% total risk-based capital ratio.  Any such institution must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions.  The OTS is authorized to impose the additional restrictions on undercapitalized institutions.

    Any institution that fails to comply with its capital plan or has Tier 1 risk-based or core capital ratios of less than 3.0% or a total risk-based capital ratio of less than 6.0% is considered “significantly undercapitalized” and must be made subject to one or more additional specified actions and operating restrictions that may cover all aspects of its operations and may include a forced merger or acquisition of the institution.  An institution with tangible equity to total assets of less than 2.0% is “critically undercapitalized” and becomes subject to further mandatory restrictions on its operations.  The OTS generally is authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.  The imposition by the OTS of any of these measures on Sunshine Savings Bank may have a substantial adverse effect on its operations and profitability.

    Institutions with at least a 4.0% core capital ratio, a 4.0% Tier 1 risked-based capital ratio and an 8.0% total risk-based capital ratio are considered “adequately-capitalized.”  An institution is deemed “well-capitalized” institution if it has at least a 5% leverage capital ratio, a 6.0% Tier 1 risked-based capital ratio and an 10.0% total risk-based capital ratio.  At March 31, 2008, Sunshine Savings Bank was considered a “well-capitalized” institution.

    The OTS is also generally authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.  The imposition by the OTS of any of these measures on Sunshine Savings Bank may have a substantial adverse effect on its operations and profitability.

    Capital Requirements for Sunshine Financial and Sunshine Savings MHC.  Sunshine Financial and Sunshine Savings MHC are not subject to any specific capital requirements.  The OTS, however, expects them to support Sunshine Savings Bank, including providing additional capital to the bank when it does not meet its capital requirements.  As a result of this expectation, the OTS regulates the ability of Sunshine Savings Bank to pay dividends to Sunshine Financial.

Limitations on Dividends and Other Capital Distributions

    OTS regulations impose various restrictions on savings institutions with respect to the ability of Sunshine Savings Bank to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.  Sunshine Savings Bank must file a notice or application with the OTS before making any capital distribution.  Sunshine Savings Bank generally may make capital distributions during any calendar year in an amount up to 100% of net income for the year-to-date plus retained net income for the two preceding years, so long as it is well-capitalized after the distribution.  If Sunshine Savings Bank, however, proposes to make a capital distribution when it does not meet its current minimum capital requirements (or will not following the proposed capital distribution) or that will exceed these net income limitations, it must obtain OTS approval prior to making such distribution.  The OTS may always object to any distribution based on safety and soundness concerns.

    Sunshine Financial will not be subject to OTS regulatory restrictions on the payment of dividends.  Dividends from Sunshine Financial, however, may depend, in part, upon its receipt of dividends from Sunshine Savings Bank.  In addition, Sunshine Savings Bank may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with this mutual holding company reorganization and stock issuance.  No insured depositary institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized.  See "Our Policy Regarding Dividends."

    Sunshine Savings MHC may elect to waive its pro rata portion of a dividend declared and paid by Sunshine Financial after filing a notice with and receiving no objection from the OTS.  We anticipate that Sunshine Savings MHC, subject to its own need for capital and funds, will waive dividends paid by Sunshine Financial.  The interests of other shareholders of Sunshine Financial who receive dividends are not diluted by any waiver of dividends by Sunshine Savings MHC in the event of a full stock conversion.

Federal Securities Law

    The stock of Sunshine Financial is registered with the SEC under the Securities Exchange Act of 1934, as amended.  Sunshine Financial will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Securities Exchange Act of 1934.

    Sunshine Financial stock held by persons who are affiliates of Sunshine Financial may not be resold without registration unless sold in accordance with certain resale restrictions.  Affiliates are generally considered to be officers, directors and principal shareholders.  If Sunshine Financial meets specified current public information requirements, each affiliate of Sunshine Financial will be able to sell in the public market, without registration, a limited number of shares in any three-month period.

    The SEC has adopted regulations and policies under the Sarbanes-Oxley Act of 2002 that will apply to Sunshine Financial as a registered company under the Securities Exchange Act of 1934.  The stated goals of these Sarbanes-Oxley requirements are to increase corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.  The SEC and Sarbanes-Oxley-related regulations and policies include very specific additional disclosure requirements and new corporate governance rules.  The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

TAXATION

Federal Taxation of  Sunshine Financial and Sunshine Savings Bank

    General.  Sunshine Financial and Sunshine Savings Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below.  The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Sunshine Financial or Sunshine Savings Bank.  Sunshine Savings Bank’s federal income tax returns have never been audited.

    Method of Accounting.  For federal income tax purposes, Sunshine Savings Bank currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on December 31 for filing its federal income tax return.

    Minimum Tax.  The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income.  The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of the regular tax.  Net operating losses can offset no more than 90% of alternative minimum taxable income.  Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years.  Sunshine Savings Bank has not been subject to the alternative minimum tax, nor do we have any such amounts available as credits for carryover.

    Net Operating Loss Carryovers.  A financial institution may carryback net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years.  This provision applies to losses incurred in taxable years beginning after August 6, 1997.  At December 31, 2007, Sunshine Savings Bank had no net operating loss carryforwards for federal income tax purposes.

    Corporate Dividends-Received Deduction.  If Sunshine Financial elects to file a consolidated return with Sunshine Savings Bank, dividends it receives from Sunshine Savings Bank will not be included as income to Sunshine Financial.  The corporate dividends-received deduction is 100%, or 80% in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payer of the dividend.

State Taxation

    Sunshine Savings Bank is subject to a franchise tax imposed under Florida Statutes.  For Florida, banks and savings associations pay a franchise tax measured by net income.  This tax is imposed in lieu of the corporate income tax and is measured by net income of the bank or savings association for the tax year at a rate of 5.5%.

RESTRICTIONS ON ACQUISITION OF
SUNSHINE FINANCIAL, INC. AND SUNSHINE SAVINGS BANK

    The principal federal regulatory restrictions that affect the ability of any person, firm or entity to acquire Sunshine Financial, Sunshine Savings Bank or a controlling interest in their respective capital stock are described below.  Certain provisions in Sunshine Financial’s charter and bylaws that may be deemed to affect the ability of a person, firm or entity to acquire Sunshine Financial also are described below.  These descriptions are qualified by reference to the laws and regulations referred to and the provisions of the charter and bylaws of Sunshine Financial.

Federal Law

    Sunshine Savings Bank is a federal savings bank.  Acquisitions of control of Sunshine Savings Bank by an individual are governed by the Change in Bank Control Act, and by another company are governed by Section 10 of the Home Owners' Loan Act.  The OTS has promulgated regulations under these laws.

    The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other individuals, may acquire control of a federal savings bank, unless the OTS has been given 60 days prior written notice.  Similar notice is required to be provided to the OTS by an individual acquiring a similar ownership interest in a savings association holding company.  The Home Owners' Loan Act provides that no company may acquire "control" of a savings association without the prior approval of the OTS.  Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the OTS.  In addition, acquisitions of control of a savings association holding company by another company are subject to the approval of the OTS.

    Pursuant to OTS regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution.  Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution, where certain enumerated "control factors" are also present in the acquisition.  The OTS may prohibit an acquisition of control if:

•	it would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

    These restrictions do not apply to the acquisition of a savings institution's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

    For a period of three years following completion of the reorganization, OTS regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of Sunshine Financial or Sunshine Savings Bank without OTS approval.

Charter and Bylaws of Sunshine Financial

    The following discussion is a summary of certain provisions of the charter and bylaws of Sunshine Financial that relate to corporate governance.

    Classified Board of Directors.  Certain provisions of Sunshine Financial’s charter and bylaws will impede changes in majority control of the board of directors.  Sunshine Financial’s charter provides that the board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms except for the initial directors.  Thus, assuming a board of three directors or more, it would take two annual elections to replace a majority of Sunshine Financial’s board.  The bylaws of Sunshine Financial provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled by a majority vote of the remaining directors, until the next election of directors by shareholders.

    Authorized But Unissued Shares of Capital Stock.  Following the stock offering, Sunshine Financial will have authorized but unissued shares of preferred stock and common stock.  See "Description of Capital Stock of Sunshine Financial" Although these shares could be used by the board of directors of Sunshine Financial to make it more difficult or to discourage an attempt to obtain control of Sunshine Financial through a merger, tender offer, proxy contest or otherwise, it is unlikely that we would use or need to use shares for these purposes since Sunshine Savings MHC owns a majority of the common stock.

    How Shares Are Voted.  Sunshine Financial’s charter provides that there will not be cumulative voting by shareholders for the election of Sunshine Financial’s directors.  No cumulative voting rights means that Sunshine Savings MHC, as the holder of a majority of the shares eligible to be voted at a meeting of shareholders, may elect all directors of Sunshine Financial to be elected at that meeting.  This could prevent minority shareholder representation on Sunshine Financial’s board of directors.

    Restrictions on Acquisitions of Shares.  Sunshine Savings Bank's charter provides that for a period of five years from the closing of the stock issuance, no person other than Sunshine Financial and Sunshine Savings MHC, may offer directly or indirectly to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of Sunshine Financial.  This provision does not apply to any tax-qualified employee benefit plan of Sunshine Savings Bank or Sunshine Financial or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of Sunshine Financial or any of its subsidiaries so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner of more than 10% of any class of equity securities of Sunshine Financial.  In addition, during this five-year period, all shares owned over the 10% limit may not be voted in any matter submitted to shareholders for a vote.  The inclusion of this provision in Sunshine Savings Bank's charter is deemed to restrict the acquisition and voting of shares of Sunshine Financial.

    Procedures for Shareholder Nominations.  Sunshine Financial’s bylaws provide that any shareholder wanting to make a nomination for the election of directors or a proposal for new business at a meeting of shareholders must send written notice to the Secretary of Sunshine Financial at least five days before the date of the annual meeting.  The bylaws further provide that if a shareholder wanting to make a nomination or a proposal for new business does not follow the prescribed procedures, the proposal will not be considered until an adjourned, special, or annual meeting of the shareholders taking place 30 days or more thereafter.  Management believes that it is in the best interests of Sunshine Financial and its shareholders to provide enough time for management to disclose to shareholders information about a dissident slate of nominations for directors.  This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations if management thinks it is in the best interest of shareholders generally.  Similarly, adequate advance notice of shareholder proposals will give management time to study such proposals and to determine whether to recommend to the shareholders that such proposals be adopted.  It is unlikely that any shareholder nomination or proposal that is not supported by management would be approved since Sunshine Savings MHC owns a majority of the common stock.

Future Stock Benefit Plans

    In addition to the provisions of Sunshine Financial’s charter and bylaws described above, benefit plans of Sunshine Financial and Sunshine Savings Bank intended to be adopted after completion of this offering contain provisions that also may discourage hostile takeover attempts that the board of directors might conclude are not in the best interests of Sunshine Financial, Sunshine Savings Bank or Sunshine Financial’s shareholders.  For a description of the benefit plans and the provisions of these plans relating to changes in control of Sunshine Financial or Sunshine Savings Bank, see "Management - Benefits."

DESCRIPTION OF CAPITAL STOCK OF
SUNSHINE FINANCIAL, INC.

General

    Sunshine Financial is authorized to issue 24 million shares of common stock having a par value of $0.01 per share and one million shares of preferred stock having a par value of $0.01 per share.  Sunshine Financial currently expects to have up to a maximum of 2,070,000 shares of common stock, or 2,380,500 shares in the event that the maximum of the estimated offering range is increased by 15% (of which 55% will be held by Sunshine Financial MHC) and there will be no shares of preferred stock outstanding after the offering.  Each share of Sunshine Financial’s common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock.  Upon payment of the purchase price for the common stock in accordance with the plan of reorganization, all of the stock will be duly authorized, fully paid and nonassessable.  Presented below is a description of all aspects of Sunshine Financial’s capital stock that are deemed material to an investment decision with respect to the reorganization.

    The common stock of Sunshine Financial will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

Common Stock

    Distributions.  Sunshine Financial can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law.  The holders of common stock of Sunshine Financial will be entitled to receive and share equally in these dividends as they may be declared by the board of directors of Sunshine Financial out of funds legally available for such purpose.  If Sunshine Financial issues preferred stock, the holders of such preferred stock may have a priority over the holders of the common stock with respect to dividends.  See "Our Policy Regarding Dividends."

    Voting Rights.  Upon the effective date of the reorganization, the holders of common stock of Sunshine Financial will possess exclusive voting rights in Sunshine Financial.  Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors, therefore, directors will be elected by a plurality of the shares actually voting on the matter.  Under certain circumstances, shares in excess of 10% of the issued and outstanding shares of common stock may be considered "excess shares" and, accordingly, not be entitled to vote.  See "Restrictions on Acquisition of Sunshine Financial and Sunshine Savings Bank." If Sunshine Financial issues preferred stock, holders of the preferred stock may also possess voting rights.

    Liquidation.  In the event of any liquidation, dissolution or winding up of Sunshine Savings Bank, Sunshine Financial, as holder of Sunshine Savings Bank's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Sunshine Savings Bank, including all deposit accounts and accrued interest thereon, all assets of Sunshine Savings Bank available for distribution.  In the event of liquidation, dissolution or winding up of Sunshine Financial, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Sunshine Financial available for distribution.  If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

    Rights to Buy Additional Shares.  Holders of the common stock of Sunshine Financial will not be entitled to preemptive rights with respect to any shares which may be issued.  Preemptive rights are the priority right to buy additional shares if Sunshine Financial issues more shares in the future.  Therefore, if additional shares are issued by Sunshine Financial without the opportunity for existing shareholders to purchase more shares, a shareholder's ownership interest in the Company may be subject to dilution.  The common stock is not subject to redemption.

Preferred Stock

    None of the shares of Sunshine Financial’s authorized preferred stock will be issued in this offering.  This stock may be issued with preferences and designations as the board of directors may from time to time determine.  The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and reorganization rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.  Sunshine Financial has no present plans to issue preferred stock.  If preferred stock is issued in the future, Sunshine Financial will not offer preferred stock to promoters except on the same terms as it is offered to all other existing shareholders or to new shareholders; or the issuance will be approved by a majority of Sunshine Financial’s independent directors who do not have an interest in the transaction and who have access, at Sunshine Financial’s expense, to its or independent legal counsel.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for Sunshine Financial common stock will be _______________.

EXPERTS

    Our consolidated balance sheets as of December 31, 2007 and 2006 and the related consolidated statements of earnings and retained earnings, and cash flows for the years then ended included in this prospectus have been audited by Hacker, Johnson & Smith PA, Tampa, Florida an independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein and in the registration statement, and is included in reliance upon the report of this firm given upon the authority as experts in accounting and auditing.

    Feldman Financial Advisors, Inc. has consented to the publication herein of the summary of its report to Sunshine Savings Bank setting forth its opinion as to the estimated pro forma market value of the Sunshine Financial common stock and its letter with respect to subscription rights.

LEGAL AND TAX OPINIONS

    The legality of the common stock issued in the offering and the federal income tax consequences of the reorganization have been passed upon for Sunshine Savings Bank by Silver, Freedman & Taff, L.L.P., Washington, D.C., special counsel to Sunshine Financial and Sunshine Savings Bank.  The Florida income tax consequences of the reorganization have been passed upon for Sunshine Savings Bank by Hacker, Johnson & Smith PA, Tampa, Florida.  Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc. by Malizia, Spidi & Fisch, PC, Washington, D.C.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

    Sunshine Financial has filed with the SEC a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby.  As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement.  This information, including the plan of reorganization and stock issuance and the appraisal report which are exhibits to the registration statement, may be examined without charge at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of this material may be obtained from the SEC at prescribed rates.  The public may obtain information on the operation of the Public Reference Room by call the SEC at 1-800-SEC-0330.  In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Sunshine Financial.  The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each statement is qualified by reference to the contract or document.  Sunshine Savings Bank also maintains a website (http://www.Sunshinecb.com), which contains certain information about Sunshine Savings Bank and, after the offering, will contain information about Sunshine Financial.

    Sunshine Savings Bank has filed a Mutual Holding Company Application on Form MHC-1, an Application for Stock Issuance on Form MHC-2 and a Holding Company Application on Form H-(e)1-S with the OTS with respect to the reorganization.  This prospectus omits certain information contained in those applications.  The applications may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Southeast Regional Office of the Office of Thrift Supervision located at 1475 Peachtree Street, N.E., Atlanta, Georgia  30309.

    In connection with the offering, Sunshine Financial has registered its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, and, upon such registration, Sunshine Financial and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% Shareholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934.  Under the plan of reorganization and stock issuance, Sunshine Financial has undertaken that it will not terminate this registration for a period of at least three years following the offering.

    A copy of the plan of reorganization and stock issuance, the charter and bylaws of Sunshine Financial and Sunshine Savings Bank are available without charge from Sunshine Savings Bank.  Requests for such information should be directed to: Brian Baggett, Executive Vice President, Sunshine Savings Bank, 1400 East Park Avenue, Tallahassee, Florida 32301.

Index to Financial Statements

Page
Independent Auditors’ Report	F-2

Consolidated Balance Sheets, December 31, 2007 and 2006 and (Unaudited) March 31, 2008	F-3

Consolidated Statements of Earnings and Retained Earnings for the Years Ended December 31, 2007 and 2006 and (Unaudited) for the Three Months Ended March 31, 2008 and 2007	F-4

Consolidated Statements of Cash Flows for the Years Ended December 31, 2007 and 2006 and (Unaudited) for the Three Months Ended March 31, 2008 and 2007	F-5-F-6

Notes to Consolidated Financial Statements for the Years Ended December 31, 2007 and 2006 and (Unaudited) for the Three Months Ended March 31, 2008 and 2007	F-7-F-24

Independent Auditors' Report

The Board of Directors Sunshine Savings Bank Tallahassee, Florida:

We have audited the accompanying consolidated balance sheets of Sunshine Savings Bank (formerly Sunshine State Credit Union) and Subsidiaries (the "Bank") as of December 31, 2007 and 2006, and the related consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA
Tampa, Florida
May 12, 2008

SUNSHINE SAVINGS BANK AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands)

	At March 31,	At December 31,
	2008	2007	2006
	(Unaudited)
Assets

Cash and due from banks	$1,408	2,127	2,130
Interest-bearing deposits with banks	3,094	17,386	8,571
Federal funds sold	29,717	5,002	-

Cash and cash equivalents	34,219	24,515	10,701

Loans, net of allowance for loan losses of $1,453, $1,423 and $1,526	126,284	125,602	118,021
Premises and equipment, net	3,553	3,553	3,806
Federal Home Loan Bank stock, at cost	283	246	291
Deferred income taxes	728	570	-
Accrued interest receivable	421	458	477
National Credit Union Share Insurance Fund ("NCUSIF") deposit	-	-	1,118
Other assets	1,959	1,981	2,148

Total assets	$167,447	156,925	136,562

Liabilities and Retained Earnings

Liabilities:
Noninterest-bearing deposit accounts	21,827	20,330	22,434
Money-market deposit accounts	18,251	18,381	21,928
Savings accounts	31,948	31,204	34,396
Time deposits	76,834	67,653	39,319

Total deposits	148,860	137,568	118,077

Borrowings	-	500	-
Official checks	289	296	274
Other liabilities	774	776	733

Total liabilities	149,923	139,140	119,084

Commitments and contingencies (Notes 4, 7 and 10)

Appropriated regular reserve	-	-	3,002
Retained earnings	17,524	17,785	14,476

Total liabilities and retained earnings	$167,447	156,925	136,562

See accompanying Notes to Financial Statements.

SUNSHINE SAVINGS BANK AND SUBSIDIARIES
Consolidated Statements of Earnings and Retained Earnings
(In thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006
	(Unaudited)
Interest income:
Loans	$2,036	2,120	8,560	8,805
Other	196	90	459	577
Total interest income	2,232	2,210	9,019	9,382
Interest expense on deposit accounts	1,052	645	3,227	2,209

Net interest income	1,180	1,565	5,792	7,173

Provision for loan losses	225	225	898	897

Net interest income after provision for loan losses	955	1,340	4,894	6,276

Noninterest income: Fees and service charges on deposit accounts	470	527	2,142	2,250
Fees and charges on loans	54	104	296	334
Other	-	-	9	(13)

Total noninterest income	524	631	2,447	2,571
Noninterest expenses: Salaries and employee benefits	1,148	1,094	4,364	4,178
Occupancy and equipment	299	228	1,012	970
Data processing services	164	179	831	1,005
Professional fees	46	91	236	471
Advertising and promotion	59	29	165	211
Stationary and supplies	25	17	122	92
Other	156	208	874	999
Total noninterest expenses	1,897	1,846	7,604	7,926

(Loss) earnings before income tax benefit	(418)	125	(263)	921

Income tax benefit	(157)	-	(570)	-

Net (loss) earnings	(261)	125	307	921

Retained earnings at beginning of period	17,785	17,478	17,478	16,557

Retained earnings at end of period	$17,524	17,603	17,785	17,478

See accompanying Notes to Financial Statements.

SUNSHINE SAVINGS BANK AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2008	2007	2007	2006
	(Unaudited)

Cash flows from operating activities: Net (loss) earnings	$(261)	125	307	921
Adjustments to reconcile net earnings to net cash provided by operating activities: Depreciation	111	146	472	703
Provision for loan losses	225	225	898	897
Deferred income taxes	(157)	-	(570)	-
Amortization of premiums and discounts on securities, net	-	-	-	(5)
Net amortization of deferred loan fees and costs	16	11	79	113
Decrease in accrued interest receivable	37	45	19	64
Decrease in other assets	22	336	167	421
Decrease in NCUSIF deposit	-	20	1,118	110
(Decrease) increase in official checks	(7)	(4)	22	237
(Decrease) increase in other liabilities	(2)	(24)	43	(71)

Net cash (used in) provided by operating activities	(16)	880	2,555	3,390
Cash flows from investing activities: Maturities of held-to-maturity securities	-	-	-	4,000
Net increase in loans	(923)	(2,513)	(8,558)	(2,934)
Net purchases of premises and equipment	(112)	(3)	(219)	(199)
Proceeds from (purchase of) sale of Federal Home Loan Bank stock	(37)	45	45	50
Net cash (used in) provided by investing activities	(1,072)	(2,471)	(8,732)	917
Cash flows from financing activities: Net increase (decrease) in deposits	11,292	7,508	19,491	(9,861)
Net (decrease) increase in borrowings	(500)	-	500	-
Net cash provided by (used in) financing activities	10,792	7,508	19,991	(9,861)
Increase (decrease) in cash and cash equivalents	9,704	5,917	13,814	(5,554)
Cash and cash equivalents at beginning of period	24,515	10,701	10,701	16,255
Cash and cash equivalents at end of period	$34,219	16,618	24,515	10,701

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2008	2007	2007	2006
	(Unaudited)

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$-	-	-	-
Interest	$1,052	644	3,227	2,209

See accompanying Notes to Financial Statements.

SUNSHINE SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006 and the Years Then Ended and March 31, 2008 (Unaudited)
and the Three Months Ended March 31, 2008 and 2007 (Unaudited)

(1) Organization and Significant Accounting Policies

Organization. Sunshine Savings Bank (formerly Sunshine State Credit Union) through its five banking offices, provides a variety of retail community banking services to individuals and businesses primarily in Leon and Broward Counties, Florida. The Bank's deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation. On July 1, 2007, the Bank converted from a tax exempt state-chartered credit union to a taxable federally-chartered savings bank. There were no significant changes in personal or business operations at the time of the conversion; however, the new charter allows the Bank enhanced ability to operate in its markets. Another significant impact on the date of the charter change was becoming a taxable organization, which resulted in the recording of a beginning net deferred tax asset of $408,000 because of temporary differences between the financial statement basis of assets and liabilities compared to their tax basis. The Bank's subsidiary is Sunshine Member Insurance Services, Inc. ("SMSI"), which was established to sell automobile warranty and credit life and disability insurance products associated with loan products. SMSI has a wholly-owned subsidiary, Tallahassee Shared Services, Inc. ("TSSI"), which was established as a shared service facility in Tallahas see, Florida. On December 31, 2007, TSSI was acquired as a business combination and its facilities began operating as a branch of the Bank. Collectively, the entities are referred to as the "Bank."

The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and to prevailing practices within the banking industry. The following summarizes the more significant of these policies and practices.

Principles of Consolidation. The consolidated financial statements include the accounts of Sunshine Savings Bank and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are
Unaudited)

(1) Organization and Significant Accounting Policies, Continued

Cash and Cash Equivalents. For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest -bearing deposits with banks and federal funds sold, all of which mature within ninety days.

The Bank is required under Federal Reserve Board regulations to maintain reserves, generally consisting of cash or noninterest-earning accounts, against its transaction accounts. At March 31, 2008 (unaudited), December 31, 2007 and 2006, balances maintained as reserves were approximately $1,408,000, $2,127,000 and $2,130,000, respectively.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is more than ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered unlikely.

All interest accrued but not collected for loans placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are
Unaudited)

(1) Organization and Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical industry loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for residential mortgage loans in excess of $500,000 by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans less than $500,000 for impairment disclosures.

Members' Equity. As a credit union, the Bank was required by regulation to maintain a statutory reserve (regular reserve). This reserve, which represents a regulatory restriction of members' equity, is not available for the payment of interests to members. Effective July 1, 2007, upon completion of the charter conversion, the regular reserve was transferred to retained earnings.

Income Taxes. Prior to July 1, 2007, the Bank was exempt, by statute, from federal and state taxes on income related to the exempt purpose of the credit union. The Bank was subject to taxes on certain "unrelated business income;" however, no amounts were due for all periods presented.

Effective July 1, 2007, income tax expense is the total of the current year income tax due and the change in deferred tax assets and liabilities. Accordingly, the tax information regarding the Bank is for the six months ending December 31, 2007. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are
Unaudited)

(1)  Organization and Significant Accounting Policies, Continued

Premises and Equipment.  Land is stated at cost.  Buildings and improvements and furniture and equipment are stated at cost, less accumulated depreciation.  Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets.

National Credit Union Share Insurance Fund Deposit. The deposit in the National Credit Union Share Insurance Fund ("NCUSIF") is in accordance with National Credit Union Administration ("NCUA") regulations, which require the maintenance of a deposit by each federally insured credit union in an amount equal to 1% of its insured deposits. The deposit would be refunded to the Bank if its insurance coverage is terminated, if it converts its insurance coverage to another source, or if management of the fund is transferred from the NCUA Board. Upon conversion to a federally-chartered thrift, the Bank received its NCUSIF deposit in September 2007.

Start-Up Costs.  Start-up costs are expensed as incurred.  During 2007 and 2006, the Bank incurred costs associated with its regulatory charter conversion totaling $182,000 and $303,000.  Such costs include printing, postage and legal fees.

Off-Balance-Sheet Financial Instruments.  In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of unused lines of credit and commitments to extend credit.  Such financial instruments are recorded in the financial statements when they are funded.

Fair Values of Financial Instruments.  The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices.  However, in many instances, there are no quoted market prices for the Bank's various financial instruments.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Bank. The following methods and assumptions were used by the Bank in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Loans.  For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values.  Fair values for fixed-rate mortgage and consumer loans are estimated using discounted cash flow analyses, using Risk Analytics pricing model. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are
Unaudited)

(1)  Organization and Significant Accounting Policies, Continued
Fair Values of Financial Instruments, Continued.
Federal Home Loan Bank Stock.  Fair value of the Bank's investment in Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

Accrued Interest Receivable.  The carrying amounts of accrued interest approximate their fair values.

Deposit Liabilities.  The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts).  Fair values for fixed-rate time deposits are estimated using the Risk Analytics pricing model.

Other Borrowings.  The carrying amounts of other borrowings approximate their fair value.

Off-Balance-Sheet Financial Instruments.  Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.  The fair value of these fees is not material.

Transfer of Financial Assets.  Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Comprehensive Income. During the years ending December 31, 2007 and 2006 the Bank had no components other than net earnings included in comprehensive income.

Acquisitions.  The Bank accounts for business combinations on the purchase method of accounting. The purchase method of accounting requires us to fair value the tangible assets and identifiable assets acquired.  The fair values are based on available information and current economic conditions at the date of acquisition.  Fair value may be obtained from independent appraisers, discounted cash flow present value techniques, management valuation models, quoted prices on national markets or quoted market prices from brokers.  These fair value estimates will affect future earnings through the disposition or amortization of the underlying assets and liabilities.  While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates.  Such different value estimates could affect future earnings through different values being utilized for the disposition or amortization of the underlying assets and liabilities acquired.

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are Unaudited)

(1)  Organization and Significant Accounting Policies, Continued

Recent Pronouncements.  In September 2006, Financial Accounting Standards Board ("FASB") issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for the Bank as of January 1, 2008.  The provisions of this statement had no effect on the Bank's financial condition or result of operations since none of its assets are recorded at fair value.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 provides the Bank with an option to report selected financial assets and liabilities at fair value. This statement is effective for the Bank as of January 1, 2008. The provisions of this statement had no effect on the Bank's financial condition or result of operations since none of its assets are recorded at fair value.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS 141(R)").  SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and early implementation is not permitted.  SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.  Acquisition related costs including finder's fees, advisory, legal, accounting valuation and other professional and consulting fees are required to be expensed as incurred.  Management is in the process of evaluating the impact of SFAS 141(R) and does not anticipate it will have a material impact on the Bank's financial condition or results of operations.

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are
Unaudited)

(2) Business Combinations

Prior to December 31, 2007 the Bank owned 25% of the outstanding shares of Tallahassee Shared Services, Inc. ("TSSI"). On December 31, 2007, the Bank acquired the remaining shares resulting in 100% ownership. Tallahassee Shared Services, Inc. operated as a shared services facility for four credit unions in Leon County, Florida. The Bank provided limited banking services in the SSSI facility. The Bank paid $300,000 as consideration for the stock. The Bank acquired the Tallahassee Shares Services, Inc. to expand its presence in Leon County, Florida. The Bank is now the only bank providing services in the SSSI facility. The Bank recorded approximately $250,000 in intangible assets which related to the premium paid for the acquisition of a lease.

The following table summaries the fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Tallahassee Shared Services, Inc.

Cash and due from banks	$732
Fixed assets	34
Other assets	2
Intangible asset	250
Total assets acquired	1,018
Borrowings	500
Other liabilities	1
Total liabilities assumed	501
Net assets acquired	$517

The results of operations of the Bank would not have changed due to the acquisition because Tallahassee Shared Services, Inc. operated under a cost sharing agreement with it members where by the members paid annual fees in proportion to the operating expenses incurred.

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are
Unaudited)

(3) Loans
The components of loans are as follows (in thousands):

	At March 31,	At December 31,
	2008	2007	2006
	(Unaudited)
Residential mortgage loans	$78,421	76,433	65,762
Automobile loans	14,723	16,236	20,936
Other consumer loans	15,609	15,374	17,397
Home equity loans	19,026	19,032	15,547
Total loans	127,779	127,075	119,642
Deduct: Deferred loan fees, net	42	50	95
Allowance for loan losses	1,453	1,423	1,526
Loans, net	$126,284	125,602	118,021

The activity in the allowance for loan losses was as follows (in thousands):

	Three Months Ended
	March 31,		Year Ended December 31,
	2008	2007	2007	2006

Balance at beginning of period	$1,423	1,526	1,526	1,633
Provision for loan losses	225	225	898	897
Loans charged-off	(233)	(301)	(1,166)	(1,430)
Recoveries	38	50	165	426

Balance at end of period	$1,453	1,500	1,423	1,526

As of March 31, 2008 (unaudited), December 31, 2007 and 2006, the Bank's portfolio included primarily large groups of smaller balance homogeneous loans which were collectively evaluated for impairment. The Bank considers individual single family home loans in excess of $500,000 for impairment. As of March 31, 2008 (unaudited), December 31, 2007 and 2006, the Bank did not separately identify any individual residential loans as impaired.

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are Unaudited)

(3) Loans, Continued
Nonaccrual and past due accruing loans were as follows (in thousands):

	At March 31, 2008	At December 31,
		2007	2006
	(Unaudited)
Nonaccrual loans	$ 1,538	1,400	452
Past due ninety days or more, but still accruing	-	-	-
	$ 1,538	1,400	452

The Bank grants real estate and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Tallahassee, Florida area.  Therefore, the Bank's exposure to credit risk could be significantly affected by changes in the economy and real estate market in the Tallahassee, Florida area.

As of March 31, 2008 and December 31, 2007, the Bank held in portfolio approximately $18.9 million and $19.6 million, respectively, in one-to-four family mortgage loans and $4.9 million and $5.7 million of automobile loans which are considered “subprime” by the FDIC. The residential subprime mortgage loans have an average current loan to value ratio of 70%. At March 31, 2008 and December 31, 2007, $1.4 million and $958,000, respectively, of these subprime loans were categorized as nonaccrual.  Net charge-offs in this portfolio for the period ending March 31, 2008 and the year ending December 31, 2007 were $196,000 and $871,000, respectively.

(4)  Premises and Equipment
Premises and equipment is summarized as follows (in thousands):

	At March 31, 2008	At December 31,
		2007	2006
	(Unaudited)
Land	$ 528	528	528
Buildings and improvements	3,897	3,875	3,845
Furniture and equipment	3,508	3,636	3,367
Total, at cost	7,933	8,039	7,740
Less accumulated depreciation	4,380	4,486	3,934
Premises and equipment, net	$ 3,553	3,553	3,806

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are Unaudited)

(4)  Premises and Equipment, Continued

Certain facilities are leased under an operating lease.  Rental expense was $75,000, $205,000 and $178,000 in 2008 (unaudited), 2007 and 2006, respectively.  The operating leases contain an escalation clause based on a fixed percentage or the consumer price index.  The future minimum lease payments are as follows (in thousands):

Year Ending March 31,	Amount	Year Ended December 31,	Amount
	(Unaudited)
2009	$ 133	2008	$ 133
2010	137	2009	136
2011	140	2010	139
2012	143	2011	142
2013	126	2012	145
Thereafter	283	Thereafter	299
	$ 962		$ 994

(5) Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $22.3 million, $19.2 million and $10.1 million at March 31, 2008 (unaudited), December 31, 2007 and 2006, respectively. The scheduled maturities of time deposits are as follows (in thousands):

Year Ending March 31,	Amount	Year Ended December 31,	Amount
	(Unaudited)

2009	$ 57,388	2008	$ 58,854
2010	17,415	2009	7,337
2011	637	2010	650
2012	540	2011	533
2013	854	2012	279
	$ 76,834		$ 67,653

(6)  Other Borrowings
The Bank had borrowings of $500,000 at December 31, 2007. This amount represented loans from the previous ownership of Tallahassee Shared Services, Inc. The balances were repaid in February 2008.

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are Unaudited)

(7) Off-Balance-Sheet Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments are unused lines of credit and commitments to extend credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheets.  The contract amounts of these instruments reflect the extent of involvement the Bank has in these financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unused lines of credit and commitments to extend credit is represented by the contractual amount of those instruments.  The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Bank evaluates each customer's credit worthiness on a case-by-case basis.  The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counterparty.

Unused lines of credit and commitments to extend credit typically result in loans with a market interest rate when funded.  A summary of the amounts of the Bank's financial instruments, with off-balance-sheet risk follows (in thousands):

	At March 31, 2008	At December 31, 2007
	(Unaudited)
Unused lines of credit	$16,836	17,391
Commitments to extend credit	$880	607

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are Unaudited)

(8) Fair Value of Financial Instruments
The estimated fair values of the Bank's financial instruments are as follows (in thousands):

	At December 31, 2007		At December 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets: Cash and cash equivalents	$24,515	24,515	10,701	10,701
Loans	125,602	126,338	118,021	119,530
Federal Home Loan Bank stock	246	246	291	291
Accrued interest receivable	458	458	477	477
Financial liabilities: Deposits	137,568	134,481	118,077	110,117
Other borrowings	500	500	-	-
Off-balance-sheet financial instruments	-	-	-	-

(9)  Income Taxes

Prior to July 1, 2007, the Bank was exempt, by statute, from federal and state income taxes on income related to the exempt purpose of the credit union.  Therefore, the financial statements through June 30, 2007 do not include income tax expense nor any current or deferred income tax liabilities.

As a credit union, the Bank was not subject to federal or state income taxes for the six months ending June 30, 2007 and 2006.  Effective July 1, 2007, the Bank became a taxable entity in conjunction with its charter conversion.  The Bank's pre-tax income will be subject to federal and state income taxes at a combined rate of 38%.  Had the Bank been subject to federal and state income taxes at the combined rate of 38% for all of 2007 and 2006, income tax (benefit) expense would have been $(100) and $350 while net (loss) income would have been $(163) and $571.  As a result of the change in tax status and in accordance with Financial Accounting Standards No. 109, Accounting for Income Taxes, the Bank recorded a net deferred asset on July 1, 2007 in the amount of $408.  The recording of this net deferred tax asset was reflected as an income tax benefit in the statement of income.

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are Unaudited)

(9)  Income Taxes, Continued
The components of the income tax benefit are as follows (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007
Deferred: Federal	$134	-	487
State	23	-	83
Income tax benefit	$157	-	570

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are as follows ($ in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2008		2007
	Amount	% of Pretax Loss	Amount	% of Pretax Loss
Income tax benefit at Federal statutory rate	$142	34.0%	$147	34.0%
Increase in tax benefit resulting from: State taxes, net of Federal tax benefit	15	3.6	15	3.5
Recording of deferred tax asset upon charter conversion	-	-	408	94.2
Total	$157	37.6%	$570	131.7%

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are Unaudited)

(9)  Income Taxes, Continued
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	At March 31, 2008	At December 31, 2007	At July 1, 2007
Deferred tax assets: Allowance for loan losses	$547	535	515
Net operating loss carryforwards	232	113	-
Total deferred tax assets	779	648	515
Deferred tax liabilities- Premises and equipment	(51)	(78)	(107)
Net deferred tax asset	$728	570	408

At December 31, 2007 and March 31, 2008, the Bank has a net operating loss carryforwards of approximately $300,000 and $617,000, respectively available to offset future taxable income.  The carryforwards will begin to expire in 2027.

(10) Contingencies
Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Bank's financial statements.

(11) Related Parties
The Bank makes loans to and accepts deposits from its officers and directors and their related entities. The activity is as follows (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006
	(Unaudited)
Loans at beginning of period	$496	511	511	545
Additions	-	17	65	-
Repayments	9	8	80	34
Loans at end of period	$487	520	496	511
Deposits at end of period	$615	549	612	528

 (continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are Unaudited)

(12) Employee Benefit Plans

The Bank has a defined contribution employee benefit plan covering all employees meeting certain age and length-of-service requirements.  Employer contributions made to the plan were approximately $95,400, $391,500 and $314,900 for 2008 (unaudited), 2007 and 2006, respectively.  The plan has a cliff-vesting schedule in which employees become 100% vested after three years of service.

The Bank also maintains a 401(k) plan for its employees who meet certain age and length-of-service requirements. Eligible employees can contribute up to $13,000 of their compensation to the plan on a pre-tax basis.  Employer matching contributions and/or other contributions are made at the discretion of the Board of Directors.  For the years ended December 31, 2007 and 2006 and the three-month periods ended March 31, 2008 and 2007, the Bank did not make contributions to this plan.

(13) Regulatory Matters

Upon conversion from a state-chartered credit union to a federally-chartered savings bank on July 1, 2007, the Bank became subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined).  Management believes, as of March 31, 2008 (unaudited) and December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are Unaudited)

(13) Regulatory Matters, Continued

As of March 31, 2008 (unaudited) and December 31, 2007, the most recent notification from regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the institution's category.  The Bank's actual regulatory capital amounts and percentages are presented in the table ($ in thousands).

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt and Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
As of March 31, 2008 (Unaudited):
Total Capital to Risk- Weighted Assets	$17,882	16.79%	$8,519	8.00%	$10,686	10.00%
Tier I Capital to Risk- Weighted Assets	16,550	15.54	4,259	4.00	6,389	6.00
Tier I Capital to Total Assets	16,550	9.94	4,994	3.00	8,324	5.00
As of December 31, 2007:	18,646	17.78	8,391	8.00	10,489	10.00
Total Capital to Risk- Weighted Assets
Tier I Capital to Risk- Weighted Assets	17,351	16.54	4,196	4.00	6,294	6.00
Tier I Capital to Total Assets	17,351	11.10	4,691	3.00	7,818	5.00

The Bank, as a credit union, was subject to various regulatory capital requirements administered by the NCUA and the Florida Department of Banking. Failure to meet minimum capital requirements could have initiated certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under generally accepted accounting principles. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are Unaudited)

(13) Regulatory Matters, Continued

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of net worth (as defined) to total assets (as defined). Further, in performing its calculation of total assets, the Bank used the average of the quarter-end balances of the four most recent quarters option, as permitted by regulation. The Bank was also required to calculate a Risk-Based Net Worth ("RBNW") requirement, which establishes whether or not the Bank was considered "complex" under the regulatory framework. The Bank's RBNW requirement was below 6% for December 31, 2006. The minimum ratio to be considered "complex" under the regulatory framework is 6%, therefore the RBNW requirement was not applicable for 2006. Management believes, as of December 31, 2006, that the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2006, the Bank categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain a minimum net worth ratio of 7% of assets ($ in thousands).

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt and Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
As of December 31, 2006:
Net worth to total assets	$17,451	12.78%	$8,191	6.00%	$9,556	7.00%

(continued)

SUNSHINE SAVINGS BANK AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(March 31, 2008 and the Three Month Periods Ended March 31, 2008 and 2007 are Unaudited)

(14) Adoption of Plan of Reorganization and Stock Issuance

On January 29, 2008, the Board of Directors unanimously adopted a Plan of Reorganization and Stock Issuance (the "Plan") pursuant to which the Bank proposes to reorganize from a federally chartered mutual savings bank into a federally chartered mutual holding company structure (the "Reorganization") under the laws of the United States of America and the rules and regulations of the Office of Thrift Supervision ("OTS").  The Mutual Holding Company ("MHC") will be owned by, and exclusive voting rights will be vested in, the members of the Bank.  As part of the Reorganization, the Bank will convert to a federal stock savings bank (the "Stock Bank") and will establish a federal stock holding company (the "Stock Holding Company") that will be a majority-owned subsidiary of the MHC at all times so long as the MHC structure is maintained.  As part of the Reorganization and concurrently with it, the Stock Holding Company intends to undertake a stock issuance through the offering of up to 49% of its to be outstanding common stock (the "Common Stock") in the stock offering (the "Stock Offering").  The remaining common stock to be outstanding will be issued to the MHC.

The Stock Offering provides that non-transferable subscription rights to purchase Stock Holding Company Common Stock will be offered first to Eligible Account Holders of record as of the Eligibility Record Date, then to the Bank's Tax-Qualified Employee Plans, then to Supplemental Eligible Account Holders of record as of the Supplemental Eligibility Record Date, and then to Other Members.  Concurrently with, at any time during, or promptly after the Subscription Offering, and on a lowest priority basis, an opportunity to subscribe may also be offered to the general public in a Direct Community Offering or a Public Offering.  The price of the Stock Holding Company Common Stock will be based upon an independent appraisal of the Bank.

You should rely only on the information contained in this document or that to which we have referred you.  We have not authorized anyone to provide you with information that is different.  This document does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful.  The affairs of Sunshine Savings Bank or Sunshine Financial may change after the date of this prospectus; delivery of this document and the sales of shares made hereunder does not mean otherwise.

[LOGO FOR HOLDING COMPANY]

SUNSHINE FINANCIAL, INC.

(Proposed Holding Company for Sunshine Savings Bank)

931,500 SHARES OF COMMON STOCK
(Subject to increase to up to 1,070,225 shares)

___________________

PROSPECTUS
_____________

___________________________________

Keefe, Bruyette & Woods
__________________________________

____________, 2008

Dealer Prospectus Delivery Obligation

Until the later of _______________ or 90 days after the commencement of the public offering, if any, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

		Amount(1)
*	Registrant's Legal Fees and Expenses	$225,000
*	Marketing Agent Legal Fees and Expenses	45,000
*	Registrant's Accounting Fees and Expenses	38,000
*	Conversion Agent and Data Processing Fees	+
*	Marketing Agent Fees and Expenses (1)	150,000
*	Appraisal Fees and Expenses	38,000
*	Printing, Postage and Mailing, EDGAR	140,000
*	Filing Fees (OTS, FINRA and SEC)	16,500
*	Blue Sky legal fees and filing fees	75,000
*	Business Plan Fees and Expenses	26,000
*	Stock Certificate Printing	10,000
*	Transfer Agent Services	12,000
*	Other	9,500

*	Total	$785,000
*	Estimated
+	Included in marketing agent fee.
(1)
Sunshine Financial, Inc. has retained Keefe, Bruyette & Woods, Inc. to assist in the sale of common stock on a best efforts basis in the offerings. Fees are estimated at the maximum of the offering range.

Item 14.     Indemnification of Directors and Officers

Section 545.121 of the Office of Thrift Supervision (OTS) regulations provides indemnification for directors and officers of the Bank.  Although there are no indemnification provisions in the charter and bylaws of the Registrant, all the directors and officers of the Registrant hold the same position with Sunshine Savings Bank and have indemnification under OTS Regulations as described below.

Generally, federal regulations define areas for indemnity coverage for federal savings associations as follows:

(a)	Any person against whom any action is brought or threatened because that person is or was a director or officer of the savings bank shall be indemnified by the savings bank for:

(i)	Any amount for which that person becomes liable under a judgment in such action; and
(ii)
Reasonable costs and expenses, including reasonable attorneys’ fees, actually paid or incurred by that person in defending or settling such action, or in enforcing his or her rights under this section if he or she attains a favorable judgment in such enforcement action.

(b)	Indemnification shall be made to such person under paragraph (b) of this Section only if:

(i)	Final judgment on the merits is in his or her favor; or
(ii)	In case of:
a.	Settlement,
b.	Final judgment against him or her, or
c.
Final judgment in his or her favor, other than on the merits, if a majority of the disinterested directors of the savings bank determine that he or she was acting in good faith within the scope of his or her employment or authority as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interest of the savings bank or its members.  However, no indemnification shall be made unless the savings bank gives the Office at least 60 days notice of its intention to make such indemnification.  Such notice shall state the facts on which the action arose, the terms of any settlement, and any disposition of the action by a court. Such notice, a copy thereof, and a certified copy of the resolution containing the required determination by the board of directors shall be sent to the Regional Director, who shall promptly acknowledge receipt thereof.  The notice period shall run from the date of such receipt.  No such indemnification shall be made if the OTS advises the savings bank in writing, within such notice period, of its objection thereto.

(c)	As used in this paragraph:

(i)	“Action” means any judicial or administrative proceeding, or threatened proceeding, whether civil, criminal, or otherwise, including any appeal or other proceeding for review;
(ii)	“Court” includes, without limitation, any court to which or in which any appeal or any proceeding for review is brought;
(iii)	“Final Judgment” means a judgment, decree, or order which is not appealable or as to which the period for appeal has expired with no appeal taken;
(iv)	“Settlement” includes the entry of a judgment by consent or confession or a plea of guilty or of nolo contendere.

Item 15.      Recent Sales of Unregistered Securities

Not Applicable.

Item 16.      Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)           List of Exhibits

See the Exhibit Index filed as part of this Registration Statement.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.     Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Tallahassee, State of Florida, on May 22, 2008.

SUNSHINE FINANCIAL, INC.

By:  /s/ Louis O. Davis, Jr.
       Louis O. Davis, Jr., President and Chief Executive
Officer (Duly Authorized Representative)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Louis O. Davis, Jr. and Brian P. Baggett, or either of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Louis O. Davis Jr.	/s/ Jack W. Madden
Louis O. Davis Jr.	Jack W. Madden
President, Chief Executive Officer and Director	Chairman of the Board
(Duly Authorized Representative and Principal
Executive Officer)

Date: May 22, 2008	Date: May 22, 2008

/s/ S. Strom Maxwell	/s/ Jack P. Dodd
S. Strom Maxwell	Jack P. Dodd
Vice Chairman of the Board	Director

Date: May 22, 2008	Date: May 22, 2008

/s/ Patrick E. Lyons	/s/ Doris K. Richter
Patrick E. Lyons	Doris K. Richter
Director	Director

Date: May 22, 2008	Date: May 22, 2008

/s/ Brian P. Baggett	/s/ Benjamin F. Betts, Jr.
Brian P. Baggett	Benjamin F. Betts, Jr.
Executive Vice President, Secretary and Director	Director

Date: May 22, 2008	Date: May 22, 2008

/s/ Scott A. Swain
Scott A. Swain
Senior Vice President, Treasurer and
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: May 22, 2008

EXHIBIT INDEX

Exhibits:

1.1           Engagement Letter with Keefe, Bruyette & Woods, Inc.

1.2           Agency Agreement with Keefe, Bruyette & Woods, Inc.*

2.0           Plan of Reorganization and Stock Issuance

3.1           Charter for Sunshine Financial, Inc.

3.2           Bylaws of Sunshine Financial, Inc.

4.0           Form of Stock Certificate of Sunshine Financial, Inc.

5.0           Opinion of Silver, Freedman & Taff L.L.P. re: Legality of Securities Being Registered

8.1           Opinion of Silver, Freedman & Taff L.L.P. re: Federal Tax Matters

8.2           Opinion of Hacker, Johnson & Smith PA re: State Tax Matters

8.3           Letter of Feldman Financial Advisors, Inc. re: Subscription Rights

10.1         Form of Employment Agreement entered into with Louis O. Davis

10.2         Director Fee Arrangements

10.3         Letter Agreement regarding Appraisal Services

21.0         Subsidiaries of the Registrant

23.1         Consent of Silver, Freedman & Taff L.L.P. (included in Exhibits 5.0 and 8.1)

23.2         Consent of Hacker, Johnson & Smith PA

23.3         Consent of Feldman Financial Advisors, Inc.

23.4         Consent of Hacker, Johnson & Smith PA (included in Exhibits 8.2)

24.0         Power of Attorney, included in signature page

99.1         Appraisal Report of Feldman Financial Advisors, Inc.*

99.2         Subscription Order Form and Instructions

99.3         Additional Solicitation Material

*To be filed by amendment